EXHIBIT 1

MANAGEMENT’S

DISCUSSION

AND ANALYSIS

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2012 17

Management’s Discussion and Analysis

February 13, 2013

The following defined terms are used in this document.

Abbreviation	Description	Abbreviation	Description
AFS	Available-for-sale	ISDA	International Swaps and Derivatives Association, Inc.
AIF	Annual Information Form	MCCSR	Minimum Continuing Capital and Surplus Requirements
ASO	Administrative Services Only	MD&A	Management’s Discussion and Analysis
AUM	Assets Under Management	MFS	MFS Investment Management
BIF	Business In-force	OCI	Other Comprehensive Income
CAL	Company Action Level	OSFI	Office of the Superintendent of Financial Institutions
CEO	Chief Executive Officer	OTC	Over-the-counter
CFO	Chief Financial Officer	ROE	Return on Equity
CGU	Cash Generating Unit	SEC	United States Securities and Exchange Commission
DCAT	Dynamic Capital Adequacy Testing	SLEECS	Sun Life ExchangEable Capital Securities
EBG	Employee Benefits Group	SLF Asia	Sun Life Financial Asia
EPS	Earnings Per Share	SLF Canada	Sun Life Financial Canada
FVTPL	Fair Value Through Profit and Loss	SLF Inc.	Sun Life Financial Inc.
GB	Group Benefits	SLF U.K.	SLF’s United Kingdom business unit
GRS	Group Retirement Services	SLF U.S.	Sun Life Financial United States
IASB	International Accounting Standards Board	SLGI	Sun Life Global Investments (Canada) Inc.
IAS	International Accounting Standards	Sun Life Assurance	Sun Life Assurance Company of Canada
IFRS	International Financial Reporting Standards	Sun Life (U.S.)	Sun Life Assurance Company of Canada (U.S.)

In this MD&A, SLF Inc. and its consolidated subsidiaries, significant equity investments and joint ventures are collectively referred to as “Sun Life Financial”, the “Company”, “we”, “our” or “us”. Unless otherwise indicated, all information in this MD&A is presented as at and for the year ended December 31, 2012 and amounts are expressed in Canadian dollars. Where information at and for the year ended December 31, 2012 is not available, information available for the latest period before December 31, 2012 is used. Except where otherwise noted, financial information is presented in accordance with IFRS and the accounting requirements of OSFI. Additional information relating to the Company can be found in SLF Inc.’s consolidated financial statements and accompanying notes (“Consolidated Financial Statements”) and our AIF for the year ended December 31, 2012, and other documents filed with securities regulators in Canada and with the SEC, which may be accessed at www.sedar.com and www.sec.gov, respectively.

On December 17, 2012, we entered into a definitive stock purchase agreement to sell our U.S. annuities business and certain of our U.S. life insurance businesses (the “U.S. Annuity Business”), including all of the issued and outstanding shares of Sun Life (U.S.). Our U.S. Annuity Business includes our domestic U.S. variable annuity, fixed annuity and fixed indexed annuity products, corporate and bank-owned life insurance products and variable life insurance products. The transaction is subject to regulatory approvals and other closing conditions and is expected to close before the end of the second quarter of 2013.

As a result of this agreement, we have defined our U.S. Annuity Business as “Discontinued Operations”, the remaining operations as “Continuing Operations”, and the total Discontinued Operations and Continuing Operations as “Combined Operations”. Note that in accordance with the requirements of IFRS 5 Non-current Assets Held for Sale and Discontinued Operations, income and expenses associated with the business to be sold have been classified as discontinued operations in our Consolidated Statements of Operations for all periods presented. Associated assets and liabilities have been classified as held for sale in our Consolidated Statements of Financial Position prospectively from December 31, 2012 and comparative information has not been adjusted. Unless otherwise indicated, net income (loss), and other financial information based on net income (loss), reflect the results of our Combined Operations for all periods presented.

18 Sun Life Financial Inc. Annual Report 2012	Management’s Discussion and Analysis

Use of Non-IFRS Financial Measures

We use certain financial measures that are not based on IFRS (“non-IFRS financial measures”), including operating net income (loss), as key metrics in our financial reporting to enable our stakeholders to better assess the underlying performance of our businesses. Operating net income (loss) and other financial information based on operating net income (loss), including operating EPS or operating loss per share, operating ROE and operating net income (loss) excluding the net impact of market factors, are non-IFRS financial measures. We believe that these non-IFRS financial measures provide information that is useful to investors in understanding our performance and facilitates the comparison of the quarterly and full year results from period to period. Operating net income (loss) excludes: (i) the impact of certain hedges in SLF Canada that do not qualify for hedge accounting; (ii) fair value adjustments on share-based payment awards at MFS; (iii) restructuring and other related costs; (iv) goodwill and intangible asset impairment charges; and (v) other items that are not operational or ongoing in nature. Operating EPS also excludes the dilutive impact of convertible securities.

Operating net income (loss) excluding the net impact of market factors removes from operating net income (loss) certain market-related factors that create volatility in our results under IFRS. Specifically, it adjusts operating net income (loss) to exclude the following amounts: (i) the net impact of changes in interest rates in the reporting period, including changes in credit and swap spreads, and any changes to the fixed income reinvestment rates assumed in determining the actuarial liabilities; (ii) the net impact of changes in equity markets above or below the expected level of change in the reporting period and of basis risk inherent in our hedging program; (iii) the net impact of changes in the fair value of real estate properties in the reporting period; and (iv) the net impact of changes in actuarial assumptions driven by capital market movements. Unless indicated otherwise, all other factors discussed in this document that impact our results are applicable to both reported net income (loss) and operating net income (loss). Reported net income (loss) refers to net income (loss) determined in accordance with IFRS.

Other non-IFRS financial measures that we use include adjusted revenue, premium and deposit equivalents from ASO, mutual fund assets and sales, managed fund assets and sales, premiums and deposits, adjusted premiums and deposits, AUM and assets under administration. These non-IFRS financial measures do not have any standardized meaning and may not be comparable with similar measures used by other companies. They should not be viewed as an alternative to measures of financial performance determined in accordance with IFRS. Additional information about non-IFRS financial measures and reconciliations to the closest IFRS measure can be found in this document under the heading Non-IFRS Financial Measures.

Forward-Looking Information

Certain statements in this MD&A, including (i) statements concerning the anticipated timing and impact of our proposed sale of the U.S. Annuity Business and our proposed investment in CIMB Assurance Berhad and CIMB Aviva Takaful Berhad, (ii) statements relating to our strategies, (iii) statements that are predictive in nature, (iv) statements that depend upon or refer to future events or conditions, and (v) that include words such as “aim”, “anticipate”, “assumption”, “believe”, “could”, “estimate”, “expect”, “goal”, “intend”, “may”, “objective”, “outlook”, “plan”, “project”, “seek”, “should”, “initiatives”, “strategy”, “strive”, “target”, “will” and similar expressions are forward-looking statements. Forward-looking statements include the information concerning our possible or assumed future results of operations, including those set out in this MD&A under Corporate Overview, Corporate Developments, Outlook, Financial Objectives, Financial Performance, SLF Canada, SLF U.S., MFS Investment Management, SLF Asia, Corporate, Investments, Risk Management, Capital and Liquidity Management, Critical Accounting Policies and Estimates, and Changes in Accounting Policies. These statements represent our current expectations, estimates and projections regarding future events and are not historical facts. Forward-looking statements are not a guarantee of future performance and involve risks and uncertainties that are difficult to predict. Future results and shareholder value may differ materially from those expressed in these forward-looking statements due to, among other factors, the matters set out in this document under the headings Assumption Changes and Management Actions, Impact of the Low Interest Rate Environment, Critical Accounting Policies and Estimates and Risk Management and in Sun Life Financial Inc.’s 2012 AIF under the headings Risk Factors and the factors detailed in Sun Life Financial Inc.’s other filings with Canadian and U.S. securities regulators, which are available for review at www.sedar.com and www.sec.gov.

Factors that could cause actual results to differ materially from expectations include, but are not limited to: economic uncertainty; changes or volatility in interest rates and spreads; credit risks related to issuers of securities held in our investment portfolio, debtors, structured securities, reinsurers, derivative counterparties, other financial institutions and other entities; changes in legislation and regulations including capital requirements and tax laws; legal and regulatory proceedings, including inquiries and investigations; risks relating to product design and pricing; the performance of equity markets; risks in implementing business strategies; risk management; market conditions that affect the Company’s capital position or its ability to raise capital; risks related to the sale of our U.S. Annuity Business; downgrades in financial strength or credit ratings; risks relating to financial modelling errors; the impact of higher-than-expected future expenses; risks relating to mortality and morbidity, including the occurrence of natural or man-made disasters, pandemic diseases and acts of terrorism; risks relating to the rate of mortality improvement; risks relating to policyholder behaviour; risks related to liquidity; the ability to attract and retain employees; the performance of the Company’s investments and investment portfolios managed for clients such as segregated and mutual funds; risks relating to our information technology infrastructure; breaches or failure of information system security and privacy, including cyber terrorism; dependence on third-party relationships including outsourcing arrangements; risks relating to real estate investments; risks relating to operations in Asia including the Company’s joint ventures; the inability to maintain strong distribution channels and risks relating to market conduct by intermediaries and agents; business continuity risks; failure of information systems and Internet-enabled technology; risks relating to estimates and judgments used in calculating taxes; the impact of mergers and acquisitions; the impact of competition; fluctuations in foreign currency exchange rate; the availability, cost and effectiveness of reinsurance; risks relating to the closed block of business and risks relating to the environment, environmental laws and regulations and third-party policies.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2012 19

Overview

Corporate Overview

Sun Life Financial is a leading international financial services organization providing a diverse range of protection and wealth accumulation products and services to individuals and corporate customers. Sun Life Financial and its partners have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam and Bermuda. As of December 31, 2012, the Sun Life Financial group of companies had total assets under management of $533 billion.

We manage our operations and report our financial results in five business segments: SLF Canada, SLF U.S., MFS, SLF Asia and Corporate. The Corporate segment includes SLF U.K. and Corporate Support operations. Our Corporate Support operations includes our run-off reinsurance business and investment income, expenses, capital and other items not allocated to other business segments. Information concerning these segments is included in our annual and interim Consolidated Financial Statements.

Mission

To help customers achieve lifetime financial security.

Vision

To be an international leader in protection and wealth management.

Strategy

We will leverage our strengths around the world to help our customers achieve lifetime financial security and create value for our shareholders.

Our strategy is based on growing our diverse set of businesses where we have important market positions and can leverage strengths across these businesses. We have chosen to be active in businesses that are supported by strong growth prospects, demographic trends and long-term drivers of demand for the insurance industry – the aging of baby boomers, the downloading of responsibility from governments and employers to employees and the growth of the middle class in the emerging markets of Asia. In 2012, we made considerable progress on our strategy by focusing our resources on four key pillars for future growth:

•	Becoming the best performing life insurer in Canada
•

Individual Insurance & Investments moved up to second position in the Canadian retail life market as measured by LIMRA. Strategic actions taken across both the life and wealth businesses resulted in a more profitable mix of business, including changes to our segregated fund, universal life and critical illness insurance product portfolios, and the launch of Sunflex Retirement Income, an innovative new payout annuity product.

•	The Sun Life Financial Career Sales Force grew by 119 advisors in the year to a total count of 3,713 advisors and managers.
•

GB retained the #1 group life and health insurance provider position in the 2011 Fraser Group Universe Report (issued in July, 2012), based on BIF. We continued to experience growth in e-Claims and launched a new employee assistance group benefits product, RightDirections, in partnership with Solareh.

•

GRS continued to build on its leadership position in the defined contribution industry, capturing 50% of the total defined contribution market activity in the first nine months of 2012 as measured by LIMRA. GRS was also ranked #1 in total assets across all pension products in the December 2012 Benefits Canada magazine (based on June 2012 data) and achieved 54% market share in the Defined Benefit Solutions market (as of the third quarter of 2012, as measured by LIMRA).

•	Becoming a leader in group insurance and voluntary benefits in the United States
•

SLF U.S. expanded the EBG distribution organization by adding experienced sales representatives, creating a Small Business Center and building a dedicated voluntary benefits distribution team. SLF U.S. had approximately 200 sales professionals actively selling group and voluntary benefits products at year end, representing an increase of approximately 35% from year-end 2011.

•

EBG launched a new voluntary benefits suite of products, which includes long-term disability, short-term disability, critical illness, cancer and customized disability, and made enhancements to its existing voluntary life and dental products.

•	EBG enhanced its enrolment solutions, by simplifying employer benefits administration and expanding its portfolio of broker tools, through partnerships with BeneTrac, bswift and benefitsCONNECT.
•	Sales in EBG increased 26%, of which voluntary benefits sales increased 81% from 2011.

•	Growing our asset management businesses globally
•	Sun Life Financial’s AUM surpassed $500 billion in 2012.
•	MFS had record gross sales in 2012 of US$86 billion. MFS had US$29 billion of net in-flows, and ended 2012 with AUM of US$323 billion, surpassing US$300 billion for the first time.
•	90% and 88% of MFS’s retail fund assets ranked in the top half of their respective five- and ten-year Lipper categories at December 31, 2012.
•	MFS grew its Asia-sourced AUM to $33 billion from $22 billion in 2011, and was ranked in Asian Investor’s December 2012 Top 100 Managers issue.
•	MFS launched its first global advertising campaign supporting its new brand positioning announced this year.
•	MFS was named Equity Manager of the Year for Europe by Financial News for the second time in three years.
•

SLGI completed its second full year of operations with sales reaching more than $2 billion, client managed AUM growing to over $6 billion, and all twelve of the original long-term mutual funds ranking above the median and seven of twelve mutual funds ranking in the top quartile for their respective two-year categories as measured by Morningstar Research.

•

SLGI was named “Fastest Growing Institutional Money Manager”, debuted in the Top 40 Money Manager rankings issue as #33 and was ranked as the sixth largest Capital Accumulation Plan Asset Manager in 2012 in Benefits Canada magazine.

20 Sun Life Financial Inc. Annual Report 2012	Management’s Discussion and Analysis

•	Strengthening our competitive position in Asia
•	Our Philippines business continued its strong performance and achieved record insurance sales in 2012, with sales growth of 58% from 2011.
•

Sun Life Hong Kong Limited celebrated its 120th anniversary in 2012, and was named “Mandatory Provident Fund Provider of the Year” for 2011 by Benchmark magazine. Our Mandatory Provident Fund scheme won seven Lipper Fund Awards during the year and achieved sales growth of 48% compared to 2011.

•

In Indonesia, PT CIMB Sun Life, our joint venture business, was named the “Most Prospective Life Insurance Company” by Business Review magazine in 2012, based on growth of its customer base. We are showing good progress in Shariah sales, which increased from 6% of total sales in PT Sun Life Financial Indonesia in 2011 to 17% in 2012.

•	In India, Birla Sun Life Asset Management Company Limited was recognized as the 2012 “Debt Mutual Fund House of the Year” by Credit Rating and Information Services of India Limited.
•	In China, Sun Life Everbright Asset Management Co., Ltd. commenced operations during the first quarter of 2012, enabling us to further strengthen our asset management market position in the region.
•

In May 2012, Sun Life Assurance entered into an agreement with PVI Holdings to form PVI Sun Life Insurance Company Limited in Vietnam, a joint venture life insurance company. PVI Sun Life Insurance Company Limited received its license to operate from the Ministry of Finance of Vietnam in January 2013.

In targeting these four pillars of growth, we will continue to shift our focus to products that have superior growth characteristics, better product economics and lower capital requirements in order to reduce net income volatility and improve our return on equity. As we focus our growth on key opportunities, the maintenance of a balanced and diversified portfolio of businesses remains fundamental to our strategy.

Values

The following values guide us in achieving our strategy:

•	Integrity – We are committed to the highest standards of business ethics and good governance.
•	Engagement – We value our diverse, talented workforce and encourage, support and reward them for contributing to the full extent of their potential.
•	Customer Focus – We provide sound financial solutions for our customers and always work with their interests in mind.
•	Excellence – We pursue operational excellence through our dedicated people, our quality products and services and our value-based risk management.
•	Value – We deliver value to the customers and shareholders we serve and to the communities in which we operate.

Corporate Developments

The following developments occurred since January 1, 2012.

Board of Directors Appointments

Barbara G. Stymiest was elected to the Board of Directors of SLF Inc. effective May 10, 2012.

Strategic Partnership in Malaysia

On January 17, 2013, we entered into a strategic partnership with Khazanah Nasional Berhad (“Khazanah”) to acquire 98% of each of CIMB Aviva Assurance Berhad and CIMB Aviva Takaful Berhad (together, “CIMB Aviva”). Under the partnership, Sun Life Assurance and Khazanah will each pay $293 million as part of the transaction, which includes entering into a new 20-year exclusive banacassurance agreement with CIMB Bank. Sun Life Assurance will acquire 49% of CIMB Aviva from Aviva International Holdings Limited and Khazanah will acquire 49% of CIMB Aviva from CIMB Group Holdings Berhad. The transaction is subject to regulatory approvals in Canada and Malaysia and is expected to close in the first half of 2013.

Sale of U.S. Annuity Business

On December 17, 2012, we entered into a definitive stock purchase agreement to sell our U.S. Annuity Business, including all of the issued and outstanding shares of Sun Life (U.S.). Our U.S. Annuity Business includes our domestic U.S. variable annuity, fixed annuity and fixed indexed annuity products, corporate and bank-owned life insurance products and variable life insurance products. The transaction is subject to regulatory approvals and other closing conditions and is expected to close before the end of the second quarter of 2013.

Joint Venture in Vietnam

On May 31, 2012, Sun Life Assurance, a subsidiary of SLF Inc., entered into an agreement with PVI Holdings to form PVI Sun Life Insurance Company Limited, a joint venture life insurance company in Vietnam. PVI Sun Life Insurance Company Limited received its license to operate from the Ministry of Finance of Vietnam in January 2013.

Common Share Activity

In 2012, SLF Inc. paid common shareholder dividends of $1.44 per common share. This was the same level of dividends paid in 2011. In 2012, SLF Inc. issued approximately 11.2 million shares from treasury under its Canadian Dividend Reinvestment and Share Plan.

Financing Arrangements

On March 2, 2012, SLF Inc. issued $800 million principal amount of Series 2012-1 Subordinated Unsecured 4.38% Fixed/Floating Debentures due 2022.

On June 29, 2012, Sun Life Assurance redeemed at par all of its outstanding $800 million principal amount of 6.15% Subordinated Debentures due June 30, 2022.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2012 21

Outlook

The 2012 economic environment was characterized by persistently low interest rates in North America and other developed countries. Equity and credit markets generally performed well. While the global economic recovery continues to be modest by historical standards, there has recently been an increased cause for optimism. Economic growth in the U.S. is showing signs of improvement, due in part to a rebounding housing market. The situation in Europe has stabilized, and it appears that China will avoid a severe decline in its economic growth rate. Nonetheless, the period of historically low interest rates could persist for some time, which will continue to create a number of challenges for insurers including increased hedge costs, lower investment yields and lower levels of new business profitability.

Despite the economic uncertainty, we continue to focus on businesses with strong growth prospects fueled by consumer demand and favourable demographic trends. In North America, the aging of the population and ongoing market volatility has highlighted the need for greater security and protection of retirement savings, through guarantees and retirement income solutions. In the emerging markets of China, India and other Asian countries, with their much younger populations and rapidly growing middle class, demand is increasing for protection and wealth accumulation products. Across the geographies, shifting responsibility for funding health and retirement needs from governments and employers to individuals has created new opportunities for group and voluntary benefits. All of these trends support demand for the pension, savings and health care solutions provided by life insurance companies. Finally, the asset management industry is poised for growth, as equity markets show renewed signs of interest, and capital in pension plans and sovereign wealth funds seek sophisticated investment and risk management solutions. We believe that global asset management companies, with their greater scale and diversity, have opportunity to benefit most.

Financial Objectives

At our March 8, 2012 Investor Day, we announced that our financial objectives include annual operating income of $2 billion and an operating ROE of 12%-13% by the end of 2015. These financial objectives were based on the following assumptions:

(i)	a steady rise in the annual level of key equity market indices by approximately 8% per annum (excluding dividends);
(ii)	a gradual increase in North American interest rates across the yield curve;
(iii)	a credit environment which reflects the Company’s best estimate assumptions;
(iv)	stability in exchange rates between the Canadian dollar and foreign currencies, primarily the U.S. dollar; and
(v)	other key assumptions include: no material changes in capital rules; no material changes to our hedging program; hedging costs that are consistent with our best estimate assumptions; no material assumption changes including updates to the ultimate reinvestment rate and economic scenario generator; no significant changes to our effective tax rate; and no material accounting standard changes.

We regularly review our financial objectives, taking into account our view of future financial performance and evolving economic and regulatory conditions. We are reviewing the impact of our agreement to sell our U.S. Annuity Business, which we expect to close by the end of the second quarter of 2013. We plan to issue revised and updated financial objectives for 2015 following the closing of that transaction.

We expect to maintain the current level of dividends on SLF Inc.’s common shares, which are subject to the approval of the Board of Directors each quarter, provided that economic conditions and the Company’s results allow it to do so while maintaining a strong capital position. Additional information on dividends is provided in this MD&A under the heading Capital and Liquidity Management – Shareholder Dividends.

The information concerning our financial objectives and future dividends is forward-looking information and is based on the assumptions set out above and is subject to the risk factors described under Forward-Looking Information.

22 Sun Life Financial Inc. Annual Report 2012	Management’s Discussion and Analysis

Financial Highlights

($ millions, unless otherwise noted)	2012	2011(1)
Total Company (Combined Operations)
Net income (loss)
Operating net income (loss)(2)	1,679	34
Reported net income (loss)	1,554	(370)
Operating net income (loss) excluding the net impact of market factors(2)	1,600	n/a
Diluted EPS ($)
Operating EPS (diluted)(2)	2.83	0.06
Reported EPS (diluted)	2.59	(0.64)
Basic EPS ($)
Operating EPS (basic)(2)	2.83	0.06
Reported EPS (basic)	2.62	(0.64)
Return on equity (%)
Operating ROE(2)	12.3%	0.3%
Reported ROE	11.4%	(2.7)%
Dividends per common share	1.44	1.44
Dividend payout ratio	56%	n/m
Dividend yield	6.3%	6.5%
MCCSR ratio (Sun Life Assurance)	209%	211%
Continuing Operations
Net income (loss)
Operating net income (loss) from Continuing Operations(2)	1,479	533
Reported net income (loss) from Continuing Operations	1,374	225
Diluted EPS ($)
Operating EPS from Continuing Operations (diluted)(2)	2.49	0.92
Reported EPS from Continuing Operations (diluted)	2.29	0.39
Basic EPS ($)
Operating EPS from Continuing Operations (basic)(2)	2.49	0.92
Reported EPS from Continuing Operations (basic)	2.32	0.39
Premiums and deposits from Continuing Operations
Net premium revenue	8,247	8,238
Segregated fund deposits	6,935	7,508
Mutual fund sales(2)	43,303	28,941
Managed fund sales(2)	43,851	28,019
ASO premium and deposit equivalents(2)	5,737	5,661
Total premiums and deposits(2)	108,073	78,367
Assets under management (Combined Operations) (as at December 31)
General fund assets	133,127	130,071
Segregated fund assets	92,655	88,183
Mutual fund assets(2)	142,569	110,524
Managed fund assets(2)	164,245	136,599
Other AUM(2)	226	380
Total AUM(2)	532,822	465,757
Capital (Combined Operations) (as at December 31)
Subordinated debt and other capital(3)	3,436	3,441
Participating policyholders’ equity	128	123
Total shareholders’ equity	16,623	15,521
Total capital	20,187	19,085
(1)	Some periods have been restated. See Accounting Adjustments.
(2)	Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures.
(3)	Other capital refers to SLEECS, which qualify as capital for Canadian regulatory purposes. See Capital and Liquidity Management – Capital in this MD&A.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2012 23

Non-IFRS Financial Measures

We report certain financial information using non-IFRS financial measures, as we believe that they provide information that is useful to investors in understanding our performance and facilitate a comparison of the quarterly and full year results from period to period. These non-IFRS financial measures do not have any standardized meaning and may not be comparable with similar measures used by other companies. For certain non-IFRS financial measures, there are no directly comparable amounts under IFRS. They should not be viewed as an alternative to measures of financial performance determined in accordance with IFRS. Additional information concerning these non-IFRS financial measures and reconciliations to IFRS measures are included in our annual and interim MD&A and the Supplementary Financial Information packages that are available on www.sunlife.com under Investors – Financial Results & Reports.

Operating net income (loss) and other financial information based on operating net income (loss), including operating EPS or operating loss per share, operating ROE and operating net income (loss) excluding the net impact of market factors, are non-IFRS financial measures. Operating net income (loss) excludes: (i) the impact of certain hedges in SLF Canada that do not qualify for hedge accounting; (ii) fair value adjustments on share-based payment awards at MFS; (iii) restructuring and other related costs; (iv) goodwill and intangible asset impairment charges; and (v) other items that are not operational or ongoing in nature. Operating EPS also excludes the dilutive impact of convertible securities.

Operating net income (loss) excluding the net impact of market factors removes from operating net income (loss) certain market-related factors that create volatility in our results under IFRS. Specifically, it adjusts operating net income (loss) to exclude the following amounts: (i) the net impact of changes in interest rates in the reporting period, including changes in credit and swap spreads, and any changes to the fixed income reinvestment rates assumed in determining the actuarial liabilities; (ii) the net impact of changes in equity markets above or below the expected level of change in the reporting period and of basis risk inherent in our hedging program; (iii) the net impact of changes in the fair value of real estate properties in the reporting period; and (iv) the net impact of changes in actuarial assumptions driven by capital market movements. Unless indicated otherwise, all other factors discussed in this document that impact our results are applicable to both reported net income (loss) and operating net income (loss). Reported net income (loss) refers to net income (loss) determined in accordance with IFRS.

The following tables set out the amounts that were excluded from our operating net income (loss), EPS and ROE in 2012 and 2011. A reconciliation of operating net income (loss) to reported net income (loss) for the fourth quarter of 2012 is provided in this document under the heading Financial Performance – Fourth Quarter 2012 Performance.

Reconciliation of Net Income to Operating Net Income

($ millions)	2012	2011(1)
Reported net income (loss)	1,554	(370)
After-tax gain (loss) on adjustments:
Impact of certain hedges in SLF Canada that do not qualify for hedge accounting	(7)	(3)
Fair value adjustments on share-based payment awards at MFS	(94)	(80)
Restructuring and other related costs	(18)	(55)
Goodwill and intangible asset impairment charges	(6)	(266)
Total adjusting items	(125)	(404)
Operating net income (loss)	1,679	34
(1)	Some periods have been restated. See Accounting Adjustments.

Reconciliation of EPS to Operating EPS

($ millions)	2012	2011(1)
Reported EPS (diluted) ($)	2.59	(0.64)
Less:
Impact of certain hedges in SLF Canada that do not qualify for hedge accounting	(0.01)	(0.01)
Fair value adjustments on share-based payment awards at MFS	(0.16)	(0.14)
Restructuring and other related costs	(0.03)	(0.09)
Goodwill and intangible asset impairment charges	(0.01)	(0.46)
Impact of convertible securities on diluted EPS	(0.03)	–
Operating EPS (diluted)	2.83	0.06
(1)	Some periods have been restated. See Accounting Adjustments.

Reconciliation of ROE to Operating ROE

($ millions)	2012	2011(1)
Reported ROE (%)	11.4%	(2.7)%
Less:
Impact of certain hedges in SLF Canada that do not qualify for hedge accounting	(0.1)%	–
Fair value adjustments on share-based payment awards at MFS	(0.7)%	(0.6)%
Restructuring and other related costs	(0.1)%	(0.4)%
Goodwill and intangible asset impairment charges	–	(2.0)%
Operating ROE (%)	12.3%	0.3%
(1)	Some periods have been restated. See Accounting Adjustments.

24 Sun Life Financial Inc. Annual Report 2012	Management’s Discussion and Analysis

Reconciliation of Net Income from Continuing Operations to Operating Net Income from Continuing Operations
($ millions)	2012	2011(1)
Reported net income (loss) from Continuing Operations	1,374	225
After-tax gain (loss) on adjustments:
Impact of certain hedges in SLF Canada that do not qualify for hedge accounting	(7)	(3)
Fair value adjustments on share-based payment awards at MFS	(94)	(80)
Restructuring and other related costs	(4)	(29)
Goodwill and intangible asset impairment charges	–	(196)
Total adjusting items	(105)	(308)
Operating net income (loss) from Continuing Operations	1,479	533
(1)	Some periods have been restated. See Accounting Adjustments.

Reconciliation of EPS from Continuing Operations to Operating EPS from Continuing Operations

($ millions)	2012	2011(1)
Reported EPS (diluted) from Continuing Operations ($)	2.29	0.39
Less:
Impact of certain hedges in SLF Canada that do not qualify for hedge accounting	(0.01)	(0.01)
Fair value adjustments on share-based payment awards at MFS	(0.16)	(0.14)
Restructuring and other related costs	–	(0.05)
Goodwill and intangible asset impairment charges	–	(0.33)
Impact of convertible securities on diluted EPS	(0.03)	–
Operating EPS (diluted) from Continuing Operations	2.49	0.92
(1)	Some periods have been restated. See Accounting Adjustments.

Management also uses the following non-IFRS financial measures:

Adjusted revenue. This measure excludes from revenue the impact of: (i) currency; (ii) fair value changes in FVTPL assets and liabilities; (iii) reinsurance for the insured business in SLF Canada’s GB operations; and (iv) net premiums from Life and Investment Products in SLF U.S. that closed to new sales effective December 30, 2011. This measure is an alternative measure of revenue that provides greater comparability across reporting periods.

Adjusted premiums and deposits. This measure excludes from premiums and deposits the impact of: (i) currency; (ii) reinsurance for the insured business in SLF Canada’s GB operations; and (iii) net premiums and deposits from Life and Investment Products in SLF U.S. that closed to new sales effective December 30, 2011. This measure is an alternative measure of premiums and deposits that provides greater comparability across reporting periods. A reconciliation of adjusted premiums and deposits is provided in this document under the heading Premiums and Deposits from Continuing Operations.

Pre-tax operating profit margin ratio for MFS. This ratio is a measure of the underlying profitability of MFS, which excludes certain investment income and commission expenses that are offsetting. These amounts are excluded in order to neutralize the impact these items have on the pre-tax operating profit margin ratio, as they are offsetting in nature and have no impact on the underlying profitability of MFS.

Impact of foreign exchange. Several IFRS financial measures are adjusted to exclude the impact of currency fluctuations. These measures are calculated using the average currency and period end rates, as appropriate, in effect at the date of the comparative period.

Equity market, interest rate, credit spread, swap spread and real estate market sensitivities. Our equity market, interest rate, credit spread, swap spread and real estate market sensitivities are non-IFRS financial measures, for which there are no directly comparable measures under IFRS. It is not possible to provide a reconciliation of these amounts to the most directly comparable IFRS measures on a forward-looking basis because we believe it is only possible to provide ranges of the assumptions used in determining those non-IFRS financial measures, as actual results can fluctuate significantly inside or outside those ranges and from period to period.

Other. Management also uses the following non-IFRS financial measures for which there are no comparable financial measures in IFRS: (i) ASO premium and deposit equivalents, mutual fund sales, managed fund sales and total premiums and deposits; (ii) AUM, mutual fund assets, managed fund assets, other AUM and assets under administration; (iii) the value of new business, which is used to measure the estimated lifetime profitability of new sales and is based on actuarial calculations; and (iv) assumption changes and management actions, which is a component of our sources of earnings disclosure. Sources of earnings is an alternative presentation of our Consolidated Statements of Operations that identifies and quantifies various sources of income. The Company is required to disclose its sources of earnings by its principal regulator, OSFI.

Impact of Sale of U.S. Annuity Business

On December 17, 2012, SLF Inc. and certain of its subsidiaries entered into a definitive stock purchase agreement with Delaware Life Holdings, LLC, pursuant to which we agreed to sell our U.S. Annuity Business to Delaware Life Holdings, LLC for a base purchase price of US$1,350 million, which will be adjusted to reflect the performance of the business through closing. The transaction will consist

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2012 25

primarily of the sale of 100% of the shares of Sun Life (U.S.), which includes the U.S. domestic variable annuity, fixed annuity and fixed indexed annuity products, corporate and bank-owned life insurance products and variable life insurance products. This transaction will include the transfer of certain related operating assets, systems and employees that support these businesses. The transaction is expected to close by the end of the second quarter of 2013, subject to regulatory approvals and other closing conditions.

As disclosed in Note 3 in our 2012 Consolidated Financial Statements, we will recognize a loss on disposition at the time the sale of our U.S. Annuity Business is closed. The amount of the loss will include closing price adjustments, pre-closing transactions, closing costs and certain tax adjustments. The net carrying value of the assets and liabilities classified as held for sale as at December 31, 2012 does not include pre-close adjustments and certain balances of the Discontinued Operations that have been eliminated for consolidation purposes. The financial impact of these adjustments is not known and could not be estimated with precision as at December 31, 2012. Some of the adjustments will be realized in income prior to the close of the transaction and we will identify these as operating adjustments as they occur. The loss related to the sale is estimated to be $1,050 million.

The transaction is not expected to have a direct impact on Sun Life Assurance’s MCCSR, although pre-closing transactions between Sun Life Financial and Sun Life Assurance will have a minor impact on the ratio.

Note that unless otherwise indicated, net income (loss), and other financial information based on net income (loss), reflect the results of our Combined Operations for all periods presented.

Accounting Adjustments

During 2012, we identified required adjustments for two prior year errors. For SLF Canada, there was an aggregate understatement in the future cost of reinsurance for our non-participating contracts of $47 million after tax. For SLF U.S., there was an aggregate understatement of projections of the future cost of mortality for individual life insurance contracts of $39 million after tax. For SLF U.S., the adjustment to correct the error was initially recorded in the second quarter of 2012, however the subsequent detection of the error in SLF Canada has caused us to adjust for both items in prior years.

Adjustments have been made to income, insurance contract liabilities, reinsurance assets and deferred tax assets to reflect the above items in the periods to which they relate. These adjustments are not material to our Consolidated Financial Statements, but correcting for the cumulative impact of these errors in 2012 would have distorted the results of that year. Accordingly, we restated our Consolidated Statements of Operations and Consolidated Statements of Changes in Equity for the years and interim periods to which they apply and our opening Consolidated Statement of Financial Position for the earliest comparative period presented, January 1, 2011. Additional information can be found in Note 2B in our 2012 Consolidated Financial Statements.

Financial Performance

2012 Consolidated Results of Operations

Net Income

Our reported net income was $1,554 million in 2012, compared to a reported loss of $370 million in 2011. Reported ROE was 11.4% in 2012, compared to negative 2.7% in 2011.

Operating net income was $1,679 million in 2012, compared to $34 million in 2011. Operating ROE was 12.3% in 2012, compared to 0.3% in 2011.

Operating net income excluding the net impact of market factors was $1,600 million in 2012.

26 Sun Life Financial Inc. Annual Report 2012	Management’s Discussion and Analysis

The following table reconciles our net income measures and sets out the impact that other notable items had on our net income in 2012. Unless indicated otherwise, all other factors discussed in this MD&A that impact our results are applicable to both reported net income (loss) and operating net income (loss).

($ millions, after-tax)	2012
Reported net income	1,554
Certain hedges that do not qualify for hedge accounting in SLF Canada	(7)
Fair value adjustments on share-based payment awards at MFS	(94)
Restructuring and other related costs	(18)
Goodwill and intangible asset impairment charges	(6)
Operating net income	1,679
Equity market impact
Net impact from equity market changes	192
Net basis risk impact	68
Net equity market impact(1)	260
Interest rate impact
Net impact from interest rate changes	(46)
Net impact of decline in fixed income reinvestment rates	(88)
Net impact of credit spread movements	(54)
Net impact of swap spread movements	(28)
Net interest rate impact(2)	(216)
Net gains from increases in the fair value of real estate	62
Actuarial assumption changes driven by changes in capital market movements	(27)
Operating net income excluding the net impact of market factors	1,600
Impact of other notable items on our net income:
Experience related items(3)
Impact of investment activity on insurance contract liabilities	142
Mortality/morbidity	(6)
Credit	38
Lapse and other policyholder behaviour	(31)
Expenses	(90)
Other	(96)
Other Assumption Changes and Management Actions (excludes actuarial assumption changes driven by changes in capital market movements)	135
Other items(4)	30
(1)	Net equity market impact consists primarily of the effect of changes in equity markets during the year, net of hedging, that differ from the best estimate assumptions used in the determination of our insurance contract liabilities of approximately 8% growth per year in equity markets. Net equity market impact also includes the income impact of the basis risk inherent in our hedging program, which is the difference between the return on underlying funds of products that provide benefit guarantees and the return on the derivative assets used to hedge those benefit guarantees.
(2)	Net interest rate impact includes the effect of interest rate changes on investment returns that differ from best estimate assumptions, and on the value of derivative instruments used in our hedging programs. Our exposure to interest rates varies by product type, line of business and geography. Given the long-term nature of our business, we have a higher degree of sensitivity in respect of interest rates at long durations. Net interest rate impact also includes the income impact of declines in fixed income reinvestment rates and of credit and swap spread movements.
(3)	Experience related items reflects the difference between actual experience during the reporting period and best estimate assumptions used in the determination of our insurance contract liabilities.
(4)	Primarily related to net realized gains on sales of AFS securities, tax related benefits in SLF U.K. and a gain on the sale of the private wealth business at MFS McLean Budden in Canada, partially offset by a premiums receivable account reconciliation issue in SLF U.S. and excess financing costs.

Our reported net income for 2012 included items that are not operational or ongoing in nature and are, therefore, excluded in our calculation of operating net income. The net impact of certain hedges that do not qualify for hedge accounting in SLF Canada, fair value adjustments on share-based awards at MFS, restructuring and other related costs and goodwill and intangible asset impairment charges reduced reported net income by $125 million in 2012, compared to a reduction of $404 million in 2011. The 2011 charge included $266 million for goodwill and intangible asset impairments.

Net income in 2012 reflected favourable impacts from equity markets, basis risk and increases in the fair value of real estate classified as investment properties, offset by declines in the fixed income reinvestment rates in our insurance contract liabilities that were driven by the continued low interest rate environment, and unfavourable impact from credit spread and swap spread movements. Investment activity on insurance contract liabilities and credit experience contributed positively, but were offset by unfavourable expense-related items, largely comprised of project-related and non-recurring costs, model experience and other refinements in our variable annuity products being sold, as well as lapse and other policyholder behaviour experience. Net realized gains on sales of AFS securities and assumption changes and management actions contributed to net income in 2012.

Net income in 2011 was unfavourably impacted by the net impact of assumption changes and management actions of $910 million, including a $635 million charge to net income in the fourth quarter related to the valuation of our variable annuity and segregated fund insurance contract liabilities (“Hedging in the Liabilities”). Results in 2011 were also unfavourably impacted by declines in equity markets and interest rate levels, which reduced net income by $356 million and $224 million, respectively. This was partially offset by the favourable impact of investment activity on insurance contract liabilities, net realized gains on AFS securities, a net tax benefit from the reorganization of our U.K. operations and increases in the fair value of real estate classified as investment properties.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2012 27

Assets Under Management (Combined Operations)

AUM consists of general funds, segregated funds and other AUM. Other AUM includes mutual funds and managed funds, which include institutional and other third-party assets managed by the Company.

Total AUM were $532.8 billion as at December 31, 2012, compared to $465.8 billion as at December 31, 2011. The increase of $67.0 billion was primarily driven by:

(i)	favourable market movements on the value of mutual funds, managed funds and segregated funds of $48.5 billion;
(ii)	net sales of mutual, managed and segregated funds of $24.0 billion, net of the inflow from Sun Capital Advisers;
(iii)	business growth of $3.4 billion; and
(iv)	an increase of $1.5 billion from the change in value of FVTPL assets and liabilities; partially offset by
(v)	a decrease of $9.8 billion from the strengthening of the Canadian dollar against foreign currencies compared to the prior period exchange rates; and
(vi)	a decrease of $0.6 billion related to the sale of MFS McLean Budden’s private wealth business.

General fund assets were $133.1 billion at December 31, 2012, up $3.0 billion from the December 31, 2011. The increase in general fund assets resulted primarily from:

(i)	business growth of $3.4 billion; and
(ii)	an increase of $1.4 billion from the change in value of FVTPL assets and liabilities; partially offset by
(iii)	a decrease of $1.8 billion from a strengthening Canadian dollar against foreign currencies compared to the prior period exchange rates.

Segregated fund assets were $92.7 billion as at December 31, 2012, compared to $88.2 billion as at December 31, 2011. The increase in segregated fund assets was due to favourable market movement of $6.8 billion, partially offset by net redemption of $1.7 billion and unfavourable currency impact of $0.6 billion.

Other AUM, which includes MFS AUM, increased to $307.0 billion, $59.5 billion higher than as at December 31, 2011. Favourable market movements of $41.8 billion and net sales of $25.7 billion (net of the inflow from Sun Capital Advisers) were partially offset by unfavourable currency impact of $7.4 billion and a decrease of $0.6 billion related to the sale of MFS McLean Budden’s private wealth business.

Revenue from Continuing Operations

Revenues include (i) premiums received on life and health insurance policies and fixed annuity products, net of premiums ceded to reinsurers; (ii) net investment income comprised of income earned on general fund assets, realized gains and losses on AFS assets and changes in the value of derivative instruments and assets designated as FVTPL; and (iii) fee income received for services provided. Premium and deposit equivalents from ASO, as well as deposits received by the Company on investment contracts such as segregated funds, mutual funds and managed funds are not included in revenue; however, the Company does receive fee income from these contracts, which is included in revenue. These fee-based deposits and ASO premium and deposit equivalents are an important part of our business and as a result, revenue does not fully represent sales and other activity taking place during the respective periods.

Net investment income can experience volatility arising from the quarterly fluctuation in the value of FVTPL assets, which may in turn affect the comparability of revenue from period to period. The debt and equity securities that support insurance contract liabilities are designated as FVTPL and changes in fair values of these assets are recorded in net investment income in our Consolidated Statements of Operations. Changes in the fair values of the FVTPL assets supporting insurance contract liabilities are largely offset by a corresponding change in the liabilities.

We perform cash flow testing whereby asset and liability cash flows are projected under various scenarios. When assets backing insurance contract liabilities are written down in value to reflect impairment or default, the asset cash flows used in the valuation of the liabilities are also re-assessed. Additional information on our accounting policies is provided in this MD&A under the heading Critical Accounting Policies and Estimates.

28 Sun Life Financial Inc. Annual Report 2012	Management’s Discussion and Analysis

Revenue from Continuing Operations ($ millions)	2012	2011
Premiums
Gross
Life insurance	6,096	5,882
Health insurance	5,066	4,899
Annuities	2,253	2,440
	13,415	13,221
Ceded
Life insurance	(1,764)	(1,752)
Health insurance	(3,401)	(3,228)
Annuities	(3)	(3)
	(5,168)	(4,983)
Net premiums	8,247	8,238
Net investment income (loss)
Interest and other investment income	4,430	4,388
Change in FVTPL assets and liabilities	1,728	4,257
Net gains (losses) on AFS assets	126	151
	6,284	8,796
Fee income	3,028	2,796
Total revenue	17,559	19,830
Less: Net impact of currency, reinsurance and changes in the fair value of FVTPL assets and derivative instruments	(1,982)	713
Adjusted revenue(1)	19,541	19,117
(1)	Represents a non-IFRS financial measure that excludes the impact of fair value changes in FVTPL assets and liabilities, currency, reinsurance for the insured business in SLF Canada’s GB operations and net premiums from Life and Investment Products in SLF U.S. that were closed to new sales effective December 30, 2011. For additional information, see Use of Non-IFRS Financial Measures.

Revenue of $17.6 billion in 2012 was down $2.2 billion from revenue of $19.8 billion in 2011. The weakening of the Canadian dollar relative to average exchange rates in 2012 increased revenue by $101 million. Adjusted revenue in 2012 was $19.5 billion, an increase of $0.4 billion from 2011. The increase in adjusted revenue was primarily attributable to higher fee income from MFS.

Gross premiums were $13.4 billion in 2012, up from $13.2 billion in 2011. The increase of $0.2 billion in gross premiums was primarily driven by increases in SLF Canada’s GB and SLF U.S.’s Life and Investment Products businesses.

Ceded premiums in 2012 were $5.2 billion, compared to $5.0 billion in 2011. The increase of $0.2 billion was primarily attributable to an increase from SLF Canada’s GB business. The impact of the ceded premiums in 2012 was largely offset in recovered claims and benefits that were recorded as reinsurance recoveries in our Consolidated Statement of Operations. In 2011, we renegotiated certain reinsurance agreements in Hong Kong that resulted in gains recognized in net income of $46 million.

Net investment income in 2012 was $6.3 billion, down $2.5 billion from $8.8 billion in 2011. The decrease in net investment income was largely a result of lower net gains in the fair value of FVTPL assets and liabilities from Individual Insurance in SLF Canada and Life and Investment Products in SLF U.S.

Fee income was $3.0 billion in 2012, compared to $2.8 billion in 2011. The increase was driven primarily by increased fee income from MFS due to the higher average net asset level.

Premiums and Deposits from Continuing Operations

Premiums and deposits were $108.1 billion in 2012, compared to $78.4 billion in 2011. Adjusted premiums and deposits of $110.8 billion in 2012 increased by $28.9 billion primarily as a result of higher MFS fund sales. Adjusted premiums and deposits adjusts for the impact of currency and reinsurance for the insured business in SLF Canada’s GB operations.

Premiums and Deposits from Continuing Operations ($ millions)	2012	2011(1)
Premiums and deposits
Net premium revenue	8,247	8,238
Segregated fund deposits	6,935	7,508
Mutual fund sales	43,303	28,941
Managed fund sales	43,851	28,019
ASO premium and deposit equivalents	5,737	5,661
Total premiums and deposits	108,073	78,367
Less: Impact of currency and reinsurance	2,774	3,537
Adjusted premiums and deposits(2)	110,847	81,904
(1)	Some periods have been restated. See Accounting Adjustments.
(2)	Represents a non-IFRS financial measure. See use of Non-IFRS Financial Measures.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2012 29

Net life, health and annuity premiums were $8.2 billion in 2012, largely unchanged from 2011. The weakening of the Canadian dollar relative to average exchange rates in 2011 increased net premiums by $48 million.

Segregated fund deposits were $6.9 billion in 2012, compared to $7.5 billion in 2011. The decrease was largely attributable to reduced sales in Canada.

Sales of mutual funds and managed funds were $87.2 billion in 2012, compared to $57.0 billion in 2011, driven by higher MFS sales.

Benefits and Expenses from Continuing Operations

Total benefits and expenses were $15.8 billion in 2012, down $3.8 billion from $19.6 billion in 2011.

Benefits and Expenses from Continuing Operations ($ millions)	2012	2011(1)
Benefits & Expenses
Gross claims and benefits paid	11,347	11,152
Changes in insurance/investment contract liabilities and reinsurance assets (net of reinsurance recoveries)(2)	(929)	3,201
Commissions	1,399	1,307
Operating expenses	3,507	3,262
Impairment of goodwill and intangible assets	–	204
Other(3)	524	514
Total benefits and expenses	15,848	19,640
(1)	Some periods have been restated. See Accounting Adjustments.
(2)	Includes increase (decrease) in insurance contract liabilities, decrease (increase) in reinsurance assets, increase (decrease) in investment contract liabilities, and reinsurance expenses (recoveries).
(3)	Other includes net transfer to (from) segregated funds, premium taxes and interest expense.

Gross claims and benefits paid in 2012 were $11.3 billion, up $0.2 billion from 2011 primarily as a result of higher claims and benefits paid in our SLF Canada’s GB and Individual Insurance businesses.

Changes in insurance/investment contract liabilities and reinsurance assets (net of recoveries) of negative $0.9 billion decreased by $4.1 billion over 2011. The change was primarily attributable to a smaller increase in the fair value of FVTPL assets supporting insurance contract liabilities, changes in reinsurance assets and higher reinsurance recoveries in SLF U.S.

Commission expenses of $1.4 billion in 2012 were up $0.1 billion from 2011. The increase was mainly attributable to increases from MFS, the SLF Canada’s Individual Insurance and U.S. EBG voluntary benefits businesses.

Operating expenses of $3.5 billion in 2012 were $0.2 billion higher than 2011. Expenses increased primarily as a result of increases in MFS, SLF Canada’s Individual Insurance and SLF U.S.’s EBG voluntary businesses. Additional information on operating expenses can be found in Note 19 in our 2012 Consolidated Financial Statements.

Other expenses of $0.5 billion were largely unchanged from 2011.

Assumption Changes and Management Actions

Due to the long-term nature of our business, we make certain judgments involving assumptions and estimates to value our obligations to policyholders. Many of these assumptions relate to matters that are inherently uncertain. The valuation of these obligations is fundamental to our financial results and requires us to make assumptions about equity market performance, interest rates, asset default, mortality and morbidity rates, policy terminations, expenses and inflation and other factors over the life of our products. Our benefit payment obligations, net of future expected revenues, are estimated over the life of our annuity and insurance products based on internal valuation models and are recorded in our financial statements, primarily in the form of insurance contract liabilities. We review our actuarial assumptions each year, generally in the third and fourth quarters, and revise these assumptions if appropriate.

In 2012, the net impact of assumption changes and management actions resulted in an increase in net income from Combined Operations of $108 million and an increase in net income from Continuing Operations of $221 million.

2012 Assumption Changes and Management Actions from Combined Operations by Type

($ millions)	Increase/ (Decrease) in operating net income	Comments
Mortality/Morbidity	(16)	Driven primarily by updates to reflect recent experience in SLF U.S. and SLF Canada

Lapse and other policyholder behaviour	(45)	Largely due to a reduction in SLF U.S. variable annuity lapse assumptions reflecting recent company and industry experience

Expense	37	Reflects the positive impact of updates to expenses, lower fund management fees and a management action to transfer the asset management of a block of assets to MFS and other updates

Investment returns	(2)	Resulting primarily from updates to our economic scenario generator, offset by an increase in average long-term credit spreads and favourable impact from implementing additional hedges

Model enhancements and other	134	Reflects the impact of modelling enhancements, management actions in SLF Canada and SLF U.S. and assumptions relating to our ability to recapture certain reinsurance treaties in the U.S.
Total	108

30 Sun Life Financial Inc. Annual Report 2012	Management’s Discussion and Analysis

2012 Assumption Changes and Management Actions from Continuing Operations by Type

($ millions)	Increase/ (Decrease) in operating net income	Comments
Mortality/Morbidity	(4)	Driven primarily by updates to reflect recent experience in SLF U.S. and SLF Canada

Lapse and other policyholder behaviour	–

Expense	32	Reflects the positive impact of updates to expenses

Investment returns	16	Resulting primarily from updates to our economic scenario generator, offset by an increase in average long-term credit spreads and favourable impact from implementing additional hedges

Model enhancements and other	177	Reflects the impact of modelling enhancements, management actions in SLF Canada and SLF U.S. and assumptions relating to our ability to recapture certain reinsurance treaties in the U.S.
Total	221

Additional information on estimates relating to our policyholder obligations, including the methodology and assumptions used in their determination, can be found in this MD&A under the heading Accounting and Control Matters – Critical Accounting Policies and Estimates and in Note 11 in our 2012 Consolidated Financial Statements.

Impact of the Low Interest Rate Environment

Sun Life Financial’s overall business and financial operations are affected by the global economic and capital market environment. Our results are sensitive to interest rates, which have declined in response to more challenging conditions in the European Union and monetary policy actions in the United States.

During 2012, we incurred charges of $88 million due to declines in fixed income reinvestment rates in our insurance contract liabilities. Assuming continuation of December 31, 2012 interest rate levels through the end of 2015, our net income from Continuing Operations for the 2013 to 2015 period would be reduced by up to $350 million due to declines in fixed income reinvestment rates. This reflects a $150 million improvement from the estimate we disclosed in the third quarter of 2012 related to increased interest rates, the impact of methodology changes for determining liabilities in SLF Asia and the removal of the impact from Discontinued Operations. This is forward-looking information and assumes the continuation of December 31, 2012 interest rate levels through the end of 2015, as applied to the block of business in force and using other assumptions in effect at December 31, 2012.

In addition to the impact on fixed income reinvestment rates in insurance contract liabilities, a prolonged period of low interest rates can pressure our earnings, regulatory capital requirements and our ability to implement our business strategy and plans in several ways, including:

(i)	lower sales of certain protection and wealth products, which can in turn pressure our operating expense levels;
(ii)	shifts in the expected pattern of redemptions (surrenders) on existing policies;
(iii)	higher equity hedging costs;
(iv)	higher new business strain reflecting lower new business profitability;
(v)	reduced return on new fixed income asset purchases;
(vi)	the impact of changes in actuarial assumptions driven by capital market movements;
(vii)	impairment of goodwill; and
(viii)	additional valuation allowances against our deferred tax assets.

Actuarial Standards

On December 21, 2012, the Actuarial Standards Board proposed to revise the Canadian actuarial standards of practice with respect to economic reinvestment assumptions. Any impact of such revision to our liabilities has not yet been determined.

Annual Goodwill and Intangibles Impairment Testing

The Company completed its annual goodwill and intangibles impairment testing in the fourth quarter. No impairment charges were taken as a result of this testing. However, in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations, we have written down $6 million of intangibles and have recorded this charge in Discontinued Operations.

At the end of 2011, we took an impairment charge in our Canadian Individual Wealth CGU. Although no further impairment charge is required in 2012, the excess of fair value over carrying value for this CGU remains small as a result of low interest rates, market volatility affecting the cost of hedging and uncertainty regarding future capital requirements for segregated funds. The goodwill associated with this CGU was $160 million at December 31, 2012.

Income Taxes

In 2012, for Continuing Operations, we had an income tax expense of $210 million on our reported income before taxes of $1,711 million, representing an effective income tax rate of 12.3%. This compares to an income tax recovery of $151 million on reported income before taxes of $190 million and an effective tax recovery rate of 79.5% for Continuing Operations in 2011. Our Combined Operations in 2012 reported an income tax expense of $277 million on income before taxes of $1,958 million, which resulted in an effective income tax rate of 14.1%. This compares to an income tax recovery of $488 million on our reported loss before taxes of $742 million and an effective tax rate of 65.8% for Combined Operations in 2011.

The Company’s statutory tax rate is 26.5% in 2012 (28% in 2011). Our statutory tax rate is normally reduced by various tax benefits, such as lower taxes on income subject to tax in foreign jurisdictions, a range of tax exempt investment income and other sustainable tax benefits that are expected to decrease our effective tax rate to a range of 18% to 22%.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2012 31

Our effective tax rate in 2012 was below the expected range predominantly due to lower taxes on investment income, including lower taxes related to appreciation of real estate classified as investment property in SLF Canada. Our effective tax rate further benefited from the successful resolution of tax audits and recognition of previously unrecognized tax losses in SLF U.K.

Our effective tax rate in 2011 reflected various non-recurring tax impacts. During the year, we recorded favourable adjustments of $45 million with respect to taxes of prior years due to the resolution of tax disputes. We also recorded a tax benefit of $68 million in the fourth quarter related to previously unrecognized losses in SLF U.K. following the reorganization of our principal U.K. subsidiaries. In 2011, we also benefited from lower taxes on investment income, particularly related to appreciation of real estate classified as investment properties in SLF Canada, which increased our income tax recovery in 2011 by $34 million. Our 2011 tax recovery also included the impact of the impairment of goodwill in SLF Canada, which was not deductible for tax purposes.

Impact of Foreign Exchange Rates

We have operations in many markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam and Bermuda, and generate revenues and incur expenses in local currencies in these jurisdictions, which are translated to Canadian dollars. The bulk of our exposure to movements in foreign exchange rates is to the U.S. dollar.

Items impacting our Consolidated Statements of Operations are translated to Canadian dollars using average exchange rates for the respective period. For items impacting our Consolidated Statements of Financial Position, period end rates are used for currency translation purposes. The following table provides the most relevant foreign exchange rates over the past several quarters.

Exchange Rate	Quarterly					Full year

	Q4’12	Q3’12	Q2’12	Q1’12	Q4’11	2012	2011
Average
U.S. Dollar	0.991	0.995	1.010	1.002	1.023	1.000	0.989
U.K. Pounds	1.592	1.573	1.598	1.574	1.609	1.584	1.585
Period end
U.S. Dollar	0.992	0.984	1.017	0.998	1.019	0.992	1.019
U.K. Pounds	1.612	1.590	1.596	1.597	1.583	1.612	1.583

In general, our net income benefits from a weakening Canadian dollar and is adversely affected by a strengthening Canadian dollar as net income from the Company’s international operations is translated back to Canadian dollars. However, in a period of losses, the weakening of the Canadian dollar has the effect of increasing the losses. The relative impact of foreign exchange in any given period is driven by the movement of currency rates as well as the proportion of earnings generated in our foreign operations. We generally express the impact of foreign exchange on net income on a year-over-year basis. During the fourth quarter of 2012, our operating net income decreased by $11 million as a result of movements in currency rates relative to the fourth quarter of 2011. For the year ended December 31, 2012, our operating net income increased by $12 million as a result of movements in currency rates relative to the prior year.

Fourth Quarter 2012 Performance

The following table sets out the differences between reported net income (loss) and our operating net income (loss). Unless indicated otherwise, all other factors discussed in this MD&A that impact our results are applicable to both reported net income (loss) and operating net income (loss).

	Q4 2012

($ millions, after-tax)	SLF Canada	SLF U.S.	MFS	SLF Asia	Corporate	Total
Operating net income (loss) from Continuing Operations(1)	149	93	85	50	(44)	333
Items excluded from operating net income:
Certain hedges that do not qualify for hedge accounting	6	–	–	–	–	6
Fair value adjustments on share-based payment awards	–	–	39	–	–	39
Restructuring and other related costs	–	–	–	–	4	4
Goodwill and intangible asset impairment charges	–	–	–	–	–	–
Reported net income (loss) from Continuing Operations	143	93	46	50	(48)	284
Reported net Income (loss)	143	202	46	50	(46)	395
(1)	Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures.

Net Income

Our reported net income was $395 million in the fourth quarter of 2012, compared to a reported loss of $525 million in the fourth quarter of 2011. Reported ROE was 11.3%, compared to negative 15.4% in the fourth quarter of 2011.

Operating net income was $453 million for the quarter ended December 31, 2012, compared to an operating loss of $221 million for the quarter ended December 31, 2011. Operating ROE was 12.9%, compared to negative 6.5% in the fourth quarter of 2011.

32 Sun Life Financial Inc. Annual Report 2012	Management’s Discussion and Analysis

Operating net income excluding the net impact of market factors was $420 million in the fourth quarter of 2012.

The following table reconciles our net income measures and sets out the impact that other notable items had on our net income in the fourth quarter of 2012. Unless indicated otherwise, all other factors discussed in this document that impact our results are applicable to both reported net income (loss) and operating net income (loss).

($ millions, after-tax)	Q4’12
Reported net income	395
Certain hedges that do not qualify for hedge accounting in SLF Canada	(6)
Fair value adjustments on share-based payment awards at MFS	(39)
Restructuring and other related costs	(7)
Goodwill & intangible asset impairment charges	(6)
Operating net income	453
Equity market impact
Net impact from equity market changes	35
Net basis risk impact	14
Net equity market impact(1)	49
Interest rate impact
Net impact from interest rate changes	33
Net impact of decline in fixed income reinvestment rates	(44)
Net impact of credit spread movements	(21)
Net impact of swap spread movements	(19)
Net interest rate impact(2)	(51)
Net gains from increases in the fair value of real estate	20
Actuarial assumption changes driven by changes in capital market movements	15
Operating net income excluding the net impact of market factors	420
Impact of other notable items on our net income:
Experience related items(3)
Impact of investment activity on insurance contract liabilities	46
Mortality/morbidity	(5)
Credit	11
Lapse and other policyholder behaviour	(16)
Expenses	(67)
Other	(8)
Other Assumption Changes and Management Actions (excludes actuarial assumption changes driven by changes in capital market movements)	61
Other items(4)	6
(1)	Net equity market impact consists primarily of the effect of changes in equity markets during the quarter, net of hedging, that differ from the best estimate assumptions used in the determination of our insurance contract liabilities of approximately 2% growth per quarter in equity markets. Net equity market impact also includes the income impact of the basis risk inherent in our hedging program, which is the difference between the return on underlying funds of products that provide benefit guarantees and the return on the derivative assets used to hedge those benefit guarantees.
(2)	Net interest rate impact includes the effect of interest rate changes on investment returns that differ from best estimate assumptions, and on the value of derivative instruments used in our hedging programs. Our exposure to interest rates varies by product type, line of business and geography. Given the long-term nature of our business, we have a higher degree of sensitivity in respect of interest rates at long durations. Net interest rate impact also includes the income impact of declines in fixed income reinvestment rates and of credit and swap spread movements.
(3)	Experience related items reflects the difference between actual experience during the reporting period and best estimate assumptions used in the determination of our insurance contract liabilities.
(4)	Primarily due to tax related benefits in SLF U.K.

Our reported net income for the fourth quarter of 2012 included items that are not operational or ongoing in nature and are, therefore, excluded in our calculation of operating net income. The net impact of certain hedges that do not qualify for hedge accounting in SLF Canada, fair value adjustments on share-based awards at MFS, restructuring and other related costs and goodwill and intangible asset impairment charges reduced reported net income by $58 million in the fourth quarter of 2012, compared to a reduction of $304 million in the fourth quarter of 2011. The fourth quarter 2011 charge was primarily related to goodwill and intangible asset impairments.

Net income in the fourth quarter of 2012 reflected favourable impacts from equity markets, basis risk and increases in the fair value of real estate classified as investment properties, offset by declines in the fixed income reinvestment rates in our insurance contract liabilities that were driven by the continued low interest rate environment, and unfavourable impact from credit spread and swap spread movements. Investment activity on insurance contract liabilities and credit experience contributed positively, but were offset by unfavourable expense-related items, largely comprised of project-related, seasonal and non-recurring costs, as well as lapse and other policyholder behaviour experience. Non-capital, market-related assumption changes and management actions added $61 million to net income in the fourth quarter of 2012.

The loss in the fourth quarter of 2011 was impacted significantly by a change related to Hedging in the Liabilities, which resulted in a one-time charge to net income of $635 million. Partially offsetting the loss was the positive impact of a net tax benefit related to the reorganization of our U.K. operations and net realized gains on AFS securities.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2012 33

Performance by Business Group for Continuing Operations

We manage our operations and report our financial results in five business segments. The following section describes the operations and financial performance of SLF Canada, SLF U.S., MFS, SLF Asia and Corporate. Note that in recognition of the pending sale of our U.S. Annuity Business, results from SLF U.S. and Corporate have been presented on both Continuing Operations and Combined Operations bases. Other Business Groups have no Discontinued Operations.

SLF Canada

SLF Canada’s reported net income was $143 million in the fourth quarter of 2012, compared to $38 million in the fourth quarter of 2011. Operating net income was $149 million, compared to $182 million in the fourth quarter of 2011. Operating net income in SLF Canada excludes the impact of certain hedges that do not qualify for hedge accounting, and goodwill and intangible asset impairment charges recorded in the fourth quarter of 2011.

Net income in the fourth quarter of 2012 reflected the favourable impact of investment activity on insurance contract liabilities in Individual Insurance & Investments and GRS, and positive morbidity and mortality experience in GB. Offsetting these items were declines in fixed income reinvestment rates in our insurance contract liabilities, driven by the continued low interest rate environment, and adverse policyholder behaviour experience in Individual Insurance & Investments.

Net income in the fourth quarter of 2011 reflected the unfavourable impact of the implementation of a change related to Hedging in the Liabilities. This resulted in a charge of $103 million, which is reflected in Individual Insurance & Investments. This was partially offset by net realized gains on AFS securities, the favourable impact of investment activity on insurance contract liabilities and favourable lapse experience as a result of policyholder behaviour.

SLF U.S.

SLF U.S.’s reported net income from Continuing Operations was C$93 million in the fourth quarter of 2012, compared to a reported loss from Continuing Operations of C$85 million in the fourth quarter of 2011. Operating net income from Continuing Operations was C$93 million, compared to an operating loss from Continuing Operations of C$77 million in the fourth quarter of 2011. Operating net income in SLF U.S. excludes restructuring and other related costs and goodwill and intangible asset impairment charges recorded in the fourth quarter of 2011 due to our decision to discontinue certain products to new sales.

In U.S. dollars, SLF U.S.’s reported net income from Continuing Operations was US$93 million in the fourth quarter of 2012, compared to a reported loss from Continuing Operations of US$83 million in the fourth quarter of 2011. Operating net income from Continuing Operations was US$93 million in the fourth quarter of 2012, compared to an operating loss from Continuing Operations of US$75 million in the fourth quarter of 2011. Net income from Continuing Operations in the fourth quarter of 2012 was favourably impacted by the refinement of certain actuarial assumption updates from the prior quarter, partially offset by unfavourable morbidity experience in EBG, as well as an investment in our voluntary benefits capabilities.

The loss from Continuing Operations in the fourth quarter of 2011 included the unfavourable impact of the implementation of a change related to Hedging in the Liabilities in Life and Investment Products. The loss in Life and Investment Products also included updates to the prior quarter’s estimate of policy liabilities related to the significant market volatility experienced in the third quarter of 2011 and unfavourable mortality. EBG results in the fourth quarter of 2011 reflected unfavourable morbidity experience as well.

Reported net income from Discontinued Operations was US$109 million in the fourth quarter of 2012, compared to a reported loss from Discontinued Operations of US$518 million in the fourth quarter of 2011. Net income from Discontinued Operations in the fourth quarter of 2012 reflected favourable market impacts, gains from investment activity on insurance contract liabilities and an update to the prior quarter’s estimate of actuarial assumptions related to annuitant mortality. These positive items were partially offset by unfavourable policyholder behaviour associated with our domestic life products. The loss from Discontinued Operations in the fourth quarter of 2011 included the unfavourable impact of the implementation of a change related to Hedging in the Liabilities.

Reported net income (Combined Operations) was US$202 million in the fourth quarter of 2012, compared to a reported loss (Combined Operations) of US$601 million in the fourth quarter of 2011.

MFS

MFS’s reported net income was C$46 million in the fourth quarter of 2012, compared to C$31 million in the fourth quarter of 2011. MFS had operating net income of C$85 million in the fourth quarter of 2012, compared to C$68 million in the fourth quarter of 2011. Operating net income in MFS excludes the impact of fair value adjustments on share-based payment awards, and restructuring and other related costs related to the transition of McLean Budden to MFS in the fourth quarter of 2011.

In U.S. dollars, MFS’s reported net income was US$47 million in the fourth quarter of 2012, compared to US$30 million in the fourth quarter of 2011. Operating net income was US$85 million in the fourth quarter of 2012, compared to US$66 million in the fourth quarter of 2011.

The increase in net income from the fourth quarter of 2011 reflects the impact of higher average net assets. MFS’s pre-tax operating profit margin ratio was 35% in the fourth quarter of 2012, up from 32% in the fourth quarter of 2011.

SLF Asia

SLF Asia’s reported net income was $50 million in the fourth quarter of 2012, compared to reported net income of $38 million in the fourth quarter of 2011. Operating net income was $50 million in the fourth quarter of 2012, compared to $44 million in the fourth quarter of 2011. Operating net income in SLF Asia excludes restructuring and other related costs recorded in the fourth quarter of 2011, primarily related to the acquisition of 49% of Grepalife Financial Inc.

Net income in the fourth quarter of 2012 reflected the favourable impact of assumption changes and management actions and higher earnings in the Philippines due to business growth. Net income in the fourth quarter of 2011 reflected the net favourable impact of assumption changes and management actions during the quarter, realized gains on AFS securities and business growth, partially offset by high levels of new business strain as a result of sales in China.

34 Sun Life Financial Inc. Annual Report 2012	Management’s Discussion and Analysis

Corporate

Corporate had a reported loss from Continuing Operations of $48 million in the fourth quarter of 2012, compared to a reported loss from Continuing Operations of $20 million in the fourth quarter of 2011. The operating net loss from Continuing Operations was $44 million in the fourth quarter of 2012, compared to an operating loss from Continuing Operations of $7 million in the fourth quarter of 2011. Operating net income (loss) in Corporate excludes restructuring and other related costs.

SLF U.K.’s reported net income was $28 million in the fourth quarter of 2012, compared to $68 million in the fourth quarter of 2011. Restructuring and other related costs were nil, compared to $3 million in the fourth quarter of 2011. Operating net income was $28 million in the fourth quarter of 2012, compared to $71 million in the fourth quarter of 2011. SLF U.K.’s net income in the fourth quarter of 2012 reflected favourable impacts from tax related items. Net income in the fourth quarter of 2011 included a net tax benefit related to the reorganization of our U.K. operations, partially offset by the unfavourable impact of investment activity on insurance contract liabilities.

Corporate Support had a reported loss from Continuing Operations of $76 million in the fourth quarter of 2012, compared to a reported loss from Continuing Operations of $88 million in the fourth quarter of 2011. Restructuring and other related costs were $4 million, compared to $10 million in the fourth quarter of 2011. The operating loss from Continuing Operations was $72 million in the fourth quarter of 2012, compared to an operating loss from Continuing Operations of $78 million in the fourth quarter of 2011. Net income from Continuing Operations in the fourth quarter of 2012 reflected favourable impact from lower debt financing costs and lower losses in our run-off reinsurance business, partially offset by higher expenses. Net income from Continuing Operations in the fourth quarter of 2011 included net impairments on AFS securities.

Corporate’s reported net income from Discontinued Operations was $2 million in the fourth quarter of 2012, compared to $3 million in the fourth quarter of 2011. Corporate’s reported loss (Combined Operations) was $46 million in the fourth quarter of 2012, compared to a reported loss of $17 million in the fourth quarter of 2011.

Additional Financial Disclosure

Revenue from Continuing Operations for the fourth quarter of 2012 was $4.3 billion, compared to $5.4 billion in the fourth quarter of 2011. Revenue from Continuing Operations decreased primarily as a result of lower net gains in fair value of FVTPL assets and liabilities, partially offset by higher premium revenue from SLF Canada’s GRS and SLF U.S.’s Life and Investments Products businesses, higher investment income and increased fee income from MFS. The weakening of the Canadian dollar relative to average exchange rates in the fourth quarter of 2011 decreased revenue by $59 million. Adjusted revenue from Continuing Operations was $5.6 billion for the fourth quarter of 2012, compared to $4.7 billion in the fourth quarter of 2011 primarily due to higher premium revenue from SLF Canada’s GRS and SLF U.S.’s Life and Investments Products businesses, higher investment income and increased fee income from MFS.

Premiums and deposits from Continuing Operations were $31.9 billion for the quarter ended December 31, 2012, compared to $21.7 billion for the quarter ended December 31, 2011. Adjusted premiums and deposits from Continuing Operations of $33.7 billion in the fourth quarter of 2012 increased $11.1 billion from 2011. In both cases, the increase was primarily the result of higher fund sales at MFS. Adjusted premiums and deposits adjusts for the impact of currency and reinsurance for the insured business in SLF Canada’s GB operations.

AUM increased $18.0 billion between September 30, 2012 and December 31, 2012. The increase in AUM related primarily to:

(i)	favourable market movements on the value of mutual funds, managed funds and segregated funds of $11.1 billion;
(ii)	net sales of mutual, managed and segregated funds of $4.0 billion, net of the inflow from Sun Capital Advisers;
(iii)	an increase of $3.5 billion from the weakening of the Canadian dollar against foreign currencies compared to the prior period exchange rates; and
(iv)	business growth of $0.4 billion; partially offset by
(v)	a decrease of $0.6 billion related to the sale of MFS McLean Budden’s private wealth business; and
(vi)	a decrease of $0.4 billion from the change in value of FVTPL assets and liabilities.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2012 35

Quarterly Information

The following table provides a summary of our results from Combined Operations for the eight most recently completed quarters. A more complete discussion of our historical quarterly results can be found in our interim MD&As.

($ millions, unless otherwise noted)	2012(1)				2011(1)

	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Common shareholders’ net income (loss)
Operating(2)	453	401	98	727	(221)	(642)	425	472
Reported	395	383	90	686	(525)	(691)	408	438
Diluted EPS (in dollars)
Operating(2)	0.76	0.68	0.17	1.24	(0.38)	(1.11)	0.73	0.82
Reported	0.65	0.64	0.15	1.15	(0.90)	(1.19)	0.68	0.73
Basic Reported EPS (in dollars)
Operating(2)	0.76	0.68	0.17	1.24	(0.38)	(1.11)	0.74	0.82
Reported	0.66	0.64	0.15	1.17	(0.90)	(1.19)	0.71	0.76
ROE
Operating(2)	12.9%	11.7%	2.9%	21.8%	(6.5)%	(18.1)%	12.0%	13.5%
Reported	11.3%	11.1%	2.6%	20.5%	(15.4)%	(19.4)%	11.5%	12.5%
Operating net income (loss) by segment(2)
SLF Canada(2)	149	221	186	239	182	(26)	218	245
SLF U.S.(2)	211	18	(148)	434	(511)	(608)	110	180
MFS(2)	85	80	68	69	68	65	70	67
SLF Asia(2)	50	35	15	29	44	26	30	44
Corporate(2)	(42)	47	(23)	(44)	(4)	(99)	(3)	(64)
Total operating net income (loss)(2)	453	401	98	727	(221)	(642)	425	472
AUM(2) ($ billions)	533	515	496	494	466	459	474	469
(1)	Some periods have been restated. See Accounting Adjustments.
(2)	Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures.

Third Quarter 2012

Operating net income of $401 million in the third quarter of 2012 reflected the positive impact of improved equity markets, partially offset by declines in the fixed income reinvestment rates in our insurance contract liabilities that were driven by the continued low interest rate environment, and negative impact from credit spread movements.

Second Quarter 2012

The operating net income of $98 million in the second quarter of 2012 reflected the impact of weak macro economic conditions, in particular declining interest rates and equity markets. These losses were partially offset by the favourable impact of investment activity on insurance contract liabilities due to investment in higher yielding and longer dated debt securities, the positive impact from credit spread and swap spread movements and net realized gains on sales of AFS securities.

First Quarter 2012

The operating net income of $727 million in the first quarter of 2012 benefited from higher equity markets and increased interest rates, the favourable impact of assumption changes and management actions and gains from increases in the value of real estate properties. These gains were partially offset by unfavourable morbidity experience in SLF Canada’s GB business.

Fourth Quarter 2011

The operating loss of $221 million in the fourth quarter of 2011 was impacted significantly by a change related to Hedging in the Liabilities. This resulted in a one-time charge to net income of $635 million. Partially offsetting the loss was the positive impact of a net tax benefit related to the reorganization of our U.K. operations and net excess realized gains on AFS securities.

Third Quarter 2011

The operating loss of $642 million in the third quarter of 2011 was driven by increases in our insurance contract liabilities (net of increases in asset values including hedges) of $684 million after-tax related to steep declines in both equity markets and interest rate levels, and reflected primarily in the individual life and variable annuity businesses in SLF U.S. Updates to actuarial assumptions, which generally occur in the third quarter of each year, further reduced net income by $273 million. Updates to actuarial assumptions included unfavourable impacts related primarily to mortality and policyholder behaviour in SLF Canada and SLF U.S., which were partially offset by changes related to investment income tax on universal life insurance policies in SLF Canada.

Second Quarter 2011

Operating net income of $425 million for the second quarter of 2011 reflected continued growth in our in-force business, the favourable impact of investment results on insurance contract liabilities and positive credit experience. Uneven movements across the yield curve and favourable spread movements more than offset lower yields on government securities, resulting in a net benefit from interest rates in the second quarter. These net gains were partially offset by investments in growth and service initiatives in our businesses and unfavourable policyholder experience.

36 Sun Life Financial Inc. Annual Report 2012	Management’s Discussion and Analysis

First Quarter 2011

Operating net income of $472 million for the first quarter of 2011 reflected continued growth in AUM, gains in the fair value of real estate classified as investment properties, the positive impact of investment activity on insurance contract liabilities, increases in equity markets and favourable mortality and morbidity experience. These gains were partially offset by increased losses in the Corporate segment.

Business Segment Results

In recognition of the pending sale of our U.S. Annuity Business, results from SLF U.S. and Corporate have been presented on both Continuing Operations and Combined Operations bases. Other business segments have no Discontinued Operations.

In the fourth quarter of 2011, SLF Inc. acquired the minority shares of McLean Budden, its Canadian investment management subsidiary, and transferred all of the shares of McLean Budden to MFS. Prior to the fourth quarter of 2011, the operations of McLean Budden were included in SLF Canada. Prior period results have been restated to reflect the results of McLean Budden within MFS.

SLF Canada

Business Profile

SLF Canada is a market leader with a client base consisting of millions of people across Canada. Our distribution breadth, strong service, technology infrastructure and brand recognition provide an excellent platform for growth. SLF Canada’s three business units – Individual Insurance & Investments, Group Benefits and Group Retirement Services – offer a full range of protection and wealth accumulation products and services to individuals and corporate clients.

Strategy

We help clients achieve lifetime financial security throughout their life stages by providing products and advice on insurance and investments through multiple distribution touch points. We strengthen our sponsor and advisor partnerships with value-added insight, service and advice. Additional value is created by enhancing productivity and client service.

We will grow our business organically by leveraging our strong brand recognition and client base to offer additional value-added products and services. Our goal is to be the best performing life insurer in Canada.

2012 Business Highlights

•

Individual Insurance & Investments continued to focus on meeting the needs of retiring Canadians through its Money for Life™ concepts, products and campaigns, and moved up to second position in the Canadian retail life market as measured by LIMRA. Strategic actions taken across both the life and wealth businesses resulted in a more profitable mix of business, including the launch of a de-risked segregated fund product requiring a lower capital base, the closing of new Guaranteed Minimum Withdrawal Benefit segregated fund sales in third-party channels, the re-pricing of universal life and critical illness insurance products, and the launch of Sunflex Retirement Income, an innovative new payout annuity product. We continued to experience sales success with our participating insurance products. The Sun Life Career Sales Force sales power grew to 3,713 advisors and managers, driven by improved recruiting practices.

•

GB retained the #1 group life and health insurance provider position based on BIF(1). Gross sales remained strong with 7% growth from 2011. We continued to experience growth in e-Claims, reaching 3.6 million (web and mobile combined), which represents a 42% increase from 2011. GB launched its new employee assistance group benefits product, RightDirections, in partnership with Solareh.

•

GRS continued to build on its leadership position in the defined contribution industry, capturing 50% of the total defined contribution market activity in the first nine months of 2012(2). GRS was also ranked #1 in total assets across all pension products in the December 2012 Benefits Canada magazine (based on June 2012 data) and achieved 54% market share in the Defined Benefit Solutions market (as of the third quarter of 2012)(2).

•

As part of our Client Solutions business, we continued to leverage our leading GB and GRS market share, together with our exclusive Sun Life Financial Career Sales Force, to strengthen group member relationships by providing targeted solutions to members at the worksite while they are enrolling in their group plans and through ongoing services, at key life events and at transition.

•

SLGI completed its second full year of operations with strong sales momentum and strong fund performance. Sales reached $2.5 billion and client managed AUM grew to over $6.0 billion. Two-year investment performance was very strong with all twelve of the original long-term funds ranked above the median and seven of twelve funds ranked in the top quartile for their respective categories(3). In 2012, SLGI acquired the mutual fund business of MFS McLean Budden and launched the Granite Managed Portfolios, which are five internally managed portfolios that offer a multi-manager approach with broad diversification and active management. These portfolios accounted for approximately 30% of 2012 retail gross sales.

•

SLGI was named “Fastest Growing Institutional Money Manager”, debuted in the Top 40 Money Manager rankings issue as #33 and was ranked as the sixth largest Capital Accumulation Plan Asset Manager in 2012 in Benefits Canada magazine.

(1)	2011 Fraser Group Universe Report, based on BIF premiums and premium equivalents, for the year ended December 31, 2011.
(2)	LIMRA, for the nine months ended September 30, 2012.
(3)	Morningstar Canada. For additional information, including the funds’ full performance history, please visit www.sunlifeglobalinvestments.com.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2012 37

Financial and Business Results

Summary statements of operations ($ millions)	2012	2011(1)
Net premiums	3,882	3,914
Net investment income	3,354	4,958
Fee income	769	746
Revenue	8,005	9,618
Client disbursements and change in insurance and investment contract liabilities	9,244	11,017
Commissions and other expenses	2,270	2,373
Reinsurance expenses (recoveries)	(4,351)	(4,175)
Income tax expense (benefit)	50	(22)
Non-controlling interests in net income of subsidiaries and par policyholders’ income	4	3
Reported net income	788	422
Less: Certain hedges that do not qualify for hedge accounting	(7)	(3)
Less: Goodwill and intangible asset impairment charges	–	(194)
Operating net income(2)	795	619
Operating ROE(2)	11.5	9.6
(1)	Some periods have been restated. See Accounting Adjustments.
(2)	Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures.

SLF Canada’s reported net income was $788 million in 2012, compared to $422 million in 2011. Operating net income was $795 million in 2012, compared to $619 million in 2011. Operating net income in SLF Canada excludes the impact of certain hedges that do not qualify for hedge accounting, and goodwill and intangible asset impairment charges recorded in 2011, which are set out in the table above.

Net income in 2012 reflected gains from increases in the value of real estate properties, the favourable impact of assumption changes and management actions in GB and GRS, and net realized gains on AFS securities. These items were partially offset by declines in fixed income reinvestment rates in our insurance contract liabilities in Individual Insurance & Investments that were driven by the continued low interest rate environment.

Net income in 2011 reflected the net unfavourable impact of assumption changes and management actions, as well as lower equity market levels. Assumption changes and management actions in 2011 included the unfavourable impact of the implementation of a change related to Hedging in the Liabilities and lapse updates on term insurance renewals, which were partially offset by the benefit of changes related to investment income tax on universal life insurance policies. Also benefiting net income were net realized gains on AFS securities, the favourable impact of fixed income investment activity on insurance contract liabilities and gains from increases in the value of real estate properties.

Revenue was $8.0 billion for 2012, a decrease of $1.6 billion from 2011, primarily due to lower net investment income from a lower increase in the fair value of FVTPL assets. Adjusted revenue in SLF Canada, which excludes ceded premiums on reinsurance agreements of $4.7 billion was $12.7 billion, a decrease of $1.5 billion from 2011, also due to the lower increase in the fair value of FVTPL assets.

Reinsurance recoveries of $4.4 billion in 2012 were up $0.2 billion from 2011, primarily as a result of an increase in ceded gross claims and benefits paid.

SLF Canada had AUM of $118.8 billion as at December 31, 2012, an increase of 6.5% from 2011 levels. The increase was driven primarily by positive cash flows, and favourable market performance for real estate and equities.

Results by Business Unit

Net income by business unit ($ millions)	2012	2011(1)
Individual Insurance & Investments(2)	281	212
Group Benefits(2)	347	268
Group Retirement Services(2)	167	139
Operating net income(2)	795	619
Certain hedges that do not qualify for hedge accounting	(7)	(3)
Goodwill and intangible asset impairment charges	–	(194)
Reported net income	788	422
(1)	Some periods have been restated. See Accounting Adjustments.
(2)	Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures.

Individual Insurance & Investments

Individual Insurance & Investments’ strategy is to help Canadians achieve lifetime financial security by delivering a leading suite of quality products, excellent service and holistic advice with a focus on ease of doing business and strong risk management practices.

38 Sun Life Financial Inc. Annual Report 2012	Management’s Discussion and Analysis

Individual Insurance & Investments’ principal insurance products include permanent life, participating life, term life, universal life, critical illness, long-term care and personal health insurance. We offer savings and retirement products, which include mutual funds, segregated funds, accumulation annuities, guaranteed investment certificates and payout annuities. Our products are marketed through a distinctive, multi-channel distribution model consisting of our exclusive Sun Life Financial Career Sales Force and third-party distribution channels. Certain products, including accidental death insurance and personal health insurance, are marketed directly to retail clients in partnership with our advice channels.

Individual Insurance & Investments’ reported net income was $277 million in 2012, compared to $16 million in 2011. Operating net income was $281 million in 2012, an increase of $69 million from 2011. Net Income in 2012 reflected equity market gains, the favourable impact of investment activity and improved insurance pricing gains. Offsetting these items were declines in fixed income reinvestment rates in our insurance contract liabilities and lower wealth pricing gains, driven by the continued low interest rate environment, the unfavourable impact of assumption changes and management actions and adverse policyholder behaviour experience.

Net income in 2011 reflected the net unfavourable impact of assumption changes and management actions, including the implementation of a change related to Hedging in the Liabilities in the fourth quarter, and the unfavourable impact of equity markets. This was partially offset by the favourable impact of investment activity on insurance contract liabilities, gains from increases in the value of real estate properties and favourable lapse experience due to policyholder behaviour.

Sales of individual life and health insurance products increased 5.9% from 2011 to $234 million in 2012. The increase was driven by higher sales of permanent life and critical illness insurance, partially offset by lower sales of universal life insurance. The Sun Life Financial Career Sales Force, consisting of approximately 3,700 advisors and managers, accounted for 76% of the sales in 2012.

Sales of individual wealth products decreased by $266 million, or 7%, to $3.5 billion in 2012. Segregated fund sales were lower by $273 million compared to 2011 from a planned reduction in sales. This was partially offset by a $137 million increase in sales of SLGI mutual funds.

Group Benefits

Our GB business unit is a leading provider of group life and health insurance products in Canada, with a market share of 22%(1). We provide life, dental, drug, extended health care, disability and critical illness benefits programs to employers of all sizes. In addition, voluntary benefits solutions are offered directly to individual plan members, including post-employment life and health plans to members exiting their plan. We are an innovation leader, competing on the strength of an industry-leading technology platform, a unique Total Benefits offering, and integrated health, wellness and disability management capabilities. Our products are marketed and distributed across Canada by experienced sales representatives in collaboration with independent advisors, benefits consultants and the Sun Life Financial Career Sales Force.

GB’s reported net income was $345 million in 2012, compared to $267 million in 2011. Operating net income of $347 million in 2012 increased by $79 million over 2011. Net income in 2012 reflected the favourable impact of assumption changes and management actions, favourable mortality experience, expense improvements and the favorable impact of long-term disability morbidity experience improvements in both incidence and termination. Net income in 2011 reflected the favourable impact of assumption changes and management actions, positive investment activity on insurance contract liabilities and favourable mortality experience, partially offset by unfavourable morbidity experience.

GB improved upon its #1 market share position for overall BIF(1) in Canada and continues to focus on customer service and productivity.

BIF continued to increase steadily in 2012, 3% from 2011, with a 7% increase in sales and significantly higher net sales results. Client retention remained strong, with cancellation rates at 5%(2) of premiums and premium equivalents.

Group Retirement Services

With a 33% market share(3), GRS is the leading provider of defined contribution plans in Canada, serving over one and a half million plan participants at the end of 2012. We also offer other group retirement services and products, including investment-only segregated funds and fixed rate annuities, stock plans, group life annuities, pensioner payroll services and solutions for de-risking defined benefit pension plans.

GRS’s solutions meet the complex plan and service requirements of medium to large organizations, while providing cost-effective solutions to the small employer market. We continue to launch innovative solutions to meet the emerging needs of the pension market to further enhance our leadership position, including expanding our range of de-risking solutions. We distribute our products and services through a multi-channel distribution network of pension consultants, advisors and with teams dedicated to the rollover sector and defined benefit solutions market.

GRS’s reported net income was $166 million in 2012, compared to $139 million in 2011. Operating net income increased to $167 million in 2012 from $139 million in 2011. Net income in 2012 reflected the favourable impact of assumption changes and management actions and positive investment activity. Net income in 2011 reflected investment gains and the unfavourable impact of assumption changes and management actions.

GRS’s sales increased 3% to $4.6 billion in 2012 primarily from increased retained sales. Sales also continued to benefit from rollover options made available to members leaving defined contribution plans. In 2012, rollover sales exceeded $1 billion, leading to a four-quarter average retention rate of 47%.

GRS’s assets under administration of $54.7 billion in 2012 grew by 11% over 2011, resulting from positive cash flows and growth in equity markets.

(1)	2011 Fraser Group Universe Report, based on BIF for the year ended December 31, 2011.
(2)	2011 Fraser Group Universe Report, based on lapse rates for the year ended December 31, 2011.
(3)	As measured by Benefits Canada magazine’s 2012 CAP Suppliers Report, based on assets under administration and released in December 2012.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2012 39

2013 Outlook and Priorities

To build on our leadership positions in insurance, wealth management and employee benefits, we will capitalize on macro trends and on our differentiators by focusing on the following strategic initiatives:

•	Introducing new products, optimizing the presence of SLGI and continuing to offer holistic advice through our Career Sales Force to grow our share of the retirement market;
•	Driving innovation through mobile solutions and superior benefit plan management options in GB, and providing targeted solutions for converting defined benefit plans in GRS;
•	Improving client and rollover experience and promoting advisor introduction to accelerate growth of our Client Solutions business;
•	Driving growth in the Quebec market, particularly in the two group businesses; and
•	Emphasizing productivity through disciplined expense management.

SLF U.S.

Business Profile

SLF U.S. consists of two business units – EBG and Life and Investment Products. EBG provides protection solutions to employers and employees including group life, disability, medical stop-loss and dental insurance products, as well as a suite of voluntary benefits products. The Life and Investment Products business includes our international business, which provides international high net worth clients with insurance and investment products, and those closed individual life insurance products that are part of our Continuing Operations.

On December 17, 2012, we entered into a definitive stock purchase agreement to sell our U.S. Annuity Business, including all of the issued and outstanding shares of Sun Life (U.S.). Our U.S. Annuity Business includes our domestic U.S. variable annuity, fixed annuity and fixed indexed annuity products, corporate and bank-owned life insurance products and variable life insurance products. The transaction is subject to regulatory approvals and other closing conditions and is expected to close before the end of the second quarter of 2013.

Strategy

The strategy of EBG is to deliver sustainable and profitable growth by focusing on employers and the protection needs of their employees. We have aligned our capabilities to offer customer-centric product solutions, foster strong distribution partnerships and focus on operational excellence. While investing in our group and voluntary benefits businesses, we are also focused on optimizing the underlying value of our in-force businesses.

In our international business, we are expanding the reach of our distribution by increasing our in-country wholesaler presence in targeted locations to assist with developing contacts and servicing local advisors.

2012 Business Highlights

•

SLF U.S. expanded the EBG distribution organization by adding experienced sales representatives, creating a Small Business Center and building a dedicated voluntary benefits distribution team. SLF U.S. had approximately 200 sales professionals actively selling group and voluntary benefits products at year end, representing an increase of approximately 35% from year-end 2011.

•

EBG launched a new voluntary benefits suite of products, which includes long-term disability, short-term disability, critical illness, cancer and customized disability, and made enhancements to its existing voluntary life and dental products.

•	EBG enhanced its enrolment solutions, by simplifying employer benefits administration and expanding its portfolio of broker tools, through partnerships with BeneTrac, bswift and benefitsCONNECT.
•

SLF U.S. transferred US$6.5 billion of variable annuity assets to MFS. This transaction provided policyholders with reduced fees and high-quality asset management services, while SLF U.S. benefited from lower operating costs and a related reduction in insurance contract liabilities.

40 Sun Life Financial Inc. Annual Report 2012	Management’s Discussion and Analysis

Financial and Business Results

Summary statements of operations (US$ millions)	2012	2011(1)
Net premiums	3,406	3,431
Net investment income	1,479	2,248
Fee income	183	178
Revenue from Continuing Operations	5,068	5,857
Client disbursements and change in insurance contract liabilities	4,054	5,559
Commissions and other expenses	1,065	1,030
Reinsurance expenses (recoveries)	(465)	(374)
Income tax expense (benefit)	87	(59)
Non-controlling interests in net income of subsidiaries and par policyholders’ income	3	4
Reported net income (loss) from Continuing Operations	324	(303)
Less: Restructuring and other related costs	–	(6)
Less: Goodwill and intangible asset impairment charges	–	(2)
Operating net income (loss) from Continuing Operations(2)	324	(295)
Operating net income (loss)(2)	517	(806)

Selected financial information in Canadian dollars (C$ millions)	2012	2011(1)
Revenue from Continuing Operations	5,076	5,774
Reported net income (loss) from Continuing Operations	322	(309)
Less: Restructuring and other related costs	–	(6)
Less: Goodwill and intangible asset impairment charges	–	(2)
Operating net income (loss) from Continuing Operations(2)	322	(301)
Operating net income (loss)(2)	515	(829)
Operating ROE(2)	9.5	(15.0)
(1)	Some periods have been restated. See Accounting Adjustments.
(2)	Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures.

SLF U.S.’s reported income from Continuing Operations was C$322 million in 2012, compared to a reported loss from Continuing Operations of C$309 million in 2011. SLF U.S. had operating income from Continuing Operations of C$322 million in 2012, compared to an operating net loss from Continuing Operations of C$301 million in 2011. Operating net income in SLF U.S. excludes restructuring and other related costs and goodwill and intangible asset impairment charges recorded in 2011, which are set out in the table above.

On a U.S. dollar basis, SLF U.S.’s reported net income from Continuing Operations was US$324 million in 2012, compared to a reported net loss from Continuing Operations of US$303 million in 2011. Operating net income from Continuing Operations was US$324 million in 2012, compared to an operating loss from Continuing Operations of US$295 million in 2011.

Net income from Continuing Operations in 2012 included favourable impacts from improved equity markets, investment activity on insurance contract liabilities and updates to actuarial assumptions. These positive items were partially offset by unfavourable impacts from reduced interest rates and credit spread movements, as well as unfavourable morbidity experience. Net income in EBG also included an investment in our voluntary benefits capabilities and a charge related to a premiums receivable account reconciliation issue. The loss from Continuing Operations in 2011 reflected the net unfavourable impact of assumption changes and management actions including the implementation of a change related to Hedging in the Liabilities. The loss also reflected unfavourable impacts from interest rates, equity markets and mortality and morbidity experience, partially offset by gains from investment activity on insurance contract liabilities.

Reported net income from Discontinued Operations was US$172 million in 2012, compared to a reported loss from Discontinued Operations of US$606 million in 2011. Net income from Discontinued Operations in 2012 reflected the favourable impact of improved equity markets and gains from investment activity on insurance contract liabilities. These items were partially offset by unfavourable impacts from reduced interest rates and updates to actuarial assumptions. The loss from Discontinued Operations in 2011 reflected the net unfavourable impact of assumption changes and management actions, including the implementation of a change related to Hedging in the Liabilities. The loss also reflected the unfavourable impact of interest rates and equity markets, partially offset by gains from investment activity on insurance contract liabilities.

Operating net income (Combined Operations) was US$517 million in 2012, compared to an operating net loss (Combined Operations) of US$806 million in 2011.

Revenue (Continuing Operations) for the year ended December 31, 2012 was US$5.1 billion, a decrease of US$0.8 billion from 2011, primarily due to a decrease in net investment income resulting from lower fair value gains on derivatives of US$0.7 billion.

AUM (Combined Operations) were US$74.0 billion as at December 31, 2012, up 1% from 2011, largely as a result of equity market improvements, partially offset by negative net sales driven by surrenders in our closed blocks of business.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2012 41

Results by Business Unit

Net income by business unit (US$ millions)	2012	2011(1)
Employee Benefits Group(2)	26	86
Life and Investment Products(2)	298	(381)
Operating net income (loss) from Continuing Operations(2)	324	(295)
Restructuring and other related costs	–	(6)
Goodwill and intangible asset impairment charges	–	(2)
Reported net income (loss) from Continuing Operations	324	(303)
Reported net income (loss)	496	(909)
(1)	Some periods have been restated. See Accounting Adjustments.
(2)	Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures.

Employee Benefits Group

The SLF U.S. EBG business unit leverages its strong underwriting expertise and extensive distribution capabilities to provide group life, long-term and short-term disability, medical stop-loss and dental insurance, as well as a suite of voluntary benefits products, to over 10 million group plan members. EBG currently provides products and services to meet the protection needs of principally small- and medium-sized employers and their employees.

Our group and voluntary benefits insurance products are sold through approximately 30,000 independent brokers and benefit consultants. We support these brokers and consultants through 34 regional group offices across the United States and approximately 200 employee sales representatives. Retaining quality business, building distribution scale and continuing to drive operational efficiency are key drivers of EBG’s growth strategy.

In 2011, we announced a significant investment in the voluntary benefits business that will be made over the next several years with the goal of becoming a top five player by the end of 2016. The voluntary benefits business refers to group insurance that is fully paid for by the employee and sold through the workplace. As we focus on growing our voluntary benefits business, the established relationships and capabilities in EBG will provide a strong baseline from which to grow. We also benefit from leveraging technology and processes between our group insurance businesses in Canada and the United States.

EBG has no Discontinued Operations. EBG’s reported net income was US$26 million in 2012, compared to US$86 million in 2011. There were no items that gave rise to differences between reported and operating net income in the current or comparative periods. Net income in 2012 reflected unfavourable claims experience, primarily with our long-term disability product, and a charge related to a premiums receivable account reconciliation issue, as well as investment in our voluntary benefits capabilities discussed above. Net income in 2011 reflected unfavourable claims experience, primarily with our disability products.

EBG sales in 2012 were US$563 million, an increase of 26% compared to 2011, reflecting significant improvement across all products. Within EBG, voluntary sales of US$141 million increased 81% compared to 2011. BIF of US$2.3 billion at December 31, 2012 increased 5% compared to 2011, driven by positive net sales.

Life and Investment Products

The Life and Investment Products business includes our international business, which provides international high net worth clients with insurance and investment products, and those closed domestic individual life insurance products that are part of our Continuing Operations. The closed block of individual life insurance products primarily includes whole life, universal life and term insurance.

Life and Investment Products’ reported income from Continuing Operations was US$298 million in 2012, compared to a reported loss from Continuing Operations of US$389 million in 2011. Operating income from Continuing Operations was US$298 million in 2012, compared to an operating loss from Continuing Operations of US$381 million in 2011. Net income from Continuing Operations in 2012 reflected positive impacts from improved equity markets and investment activity on insurance contract liabilities, partially offset by the unfavourable impact of reduced interest rates and credit spread movements. The loss from Continuing Operations in 2011 reflected the unfavourable impacts of volatile equity markets and the implementation of a change related to Hedging in the Liabilities.

Sales in Life and Investment Products were US$741 million, a decrease of 26% compared to 2011, primarily driven by lower international investment product sales, reflecting product de-risking actions, and the closure of our domestic life products to new sales.

2013 Outlook and Priorities

SLF U.S. will focus on growth opportunities in the U.S. group and voluntary benefits markets. Our actions over the past several years, along with the focused investment in voluntary benefits, position SLF U.S. to build sustainable leading positions in these two markets. We can compete effectively in these markets because our capital, regulatory and accounting requirements for these U.S. businesses do not disadvantage us relative to our U.S. competitors.

In addition, there are significant macro trends in the United States that provide opportunities for us to grow these two core businesses. As employers strive to stem rising expenses, voluntary benefits offer employers the ability to manage costs while providing their employees with the opportunity to obtain protection products important to their financial security. Employers and brokers are also evaluating various strategies in light of recent U.S. healthcare reform. Supplemental group and voluntary benefits will provide attractive benefit solutions for these stakeholders, and the demand for medical stop loss products could increase should more employers decide to self-insure. Lastly, the micro-to-small business market is underserved, creating an attractive growth opportunity where we can offer packaged solutions and efficient processes.

42 Sun Life Financial Inc. Annual Report 2012	Management’s Discussion and Analysis

To capitalize on these macro trends and the current business environment, we will drive sustainable and profitable organic growth by focusing on the following components of our strategy:

•	Continuing to build industry-leading, customer-centric voluntary benefits capabilities;
•	Strengthening our position in group insurance by enhancing our operational and distribution effectiveness and by driving greater customer engagement;
•	Continuing, through our international operation, to sell U.S. dollar-denominated insurance and investment contracts to high net worth customers; and
•	Optimizing the value of our in-force business, with particular emphasis on increasing ROE and reducing earnings volatility through effective risk and capital management.

MFS Investment Management

Business Profile

MFS, a global asset management firm, offers a comprehensive selection of financial products and services. Drawing on an investment heritage that emphasizes collaboration and integrity, MFS actively manages assets for retail and institutional investors around the world through mutual funds, separately managed accounts and retirement plans.

MFS sells its retail products primarily through financial intermediaries. Retail products, such as mutual funds and private portfolios, are distributed through financial advisors at major wirehouses, regional brokerage firms, independent broker dealers, banks and registered investment advisors. MFS also manages assets for institutional clients and discretionary managers, including corporate and public pension plans, defined contribution plans, multi-employer plans, investment authorities and endowments and foundations. Institutional products are sold by an internal sales force, which is aided by a network of independent consultants. High quality service is delivered by a dedicated service team.

Strategy

MFS continually strives to deliver superior investment performance and distinctive service to its clients. The core tenets of our investment approach are a global, collaborative approach to uncover insights through both fundamental and quantitative analysis, and a disciplined risk management process. MFS also seeks to deepen relationships to become a trusted client partner.

2012 Business Highlights

•	AUM exceeded US$300 billion for the first time during 2012, ending the year at a record US$322.8 billion.
•	Record gross sales of US$86.3 billion were 51% higher than 2011.
•	Record net in-flows of US$29.4 billion surpassed 2011 by over 400%.
•	Record operating net income was US$302 million.
•

Investment performance continues to be strong across a broad range of products, and is reflected in MFS’ U.S. fund Lipper rankings. At December 31, 2012, 90% and 88% of MFS’s fund assets ranked in the top half of their respective five- and ten-year Lipper categories.

•	MFS grew its Asia-sourced AUM to US$33 billion from US$22 billion in 2011, and was ranked in Asian Investor’s December 2012 Top 100 Managers issue.
•	MFS launched its first global advertising campaign supporting its new brand positioning announced this year.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2012 43

Financial and Business Results

Summary statements of operations (US$ millions)	2012	2011
Revenue	1,858	1,658
Commissions and other expenses	1,473	1,320
Income tax expense (benefit)	177	141
Non-controlling interests in net income of subsidiaries	–	9
Reported net income	208	188
Less: Fair value adjustments on share-based payment awards	(94)	(79)
Less: Restructuring and other related costs	–	(4)
Operating net income(1)	302	271
Sales (US$ billions)
Gross	86.3	57.0
Net	29.4	5.4
Pre-tax operating profit margin ratio	34%	33%
Average net assets (US$ billions)	286	261
Selected financial information in Canadian dollars
(C$ millions)
Revenue	1,857	1,640
Reported net income	208	186
Less: Fair value adjustments on share-based payment awards	(94)	(80)
Less: Restructuring and other related costs	–	(4)
Operating net income(1)	302	270
(1)	Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures.

MFS’s reported net income was C$208 million in 2012, compared to C$186 million in 2011. MFS had operating net income of C$302 million in 2012, compared to C$270 million in 2011. Operating net income in MFS excludes the impact of fair value adjustments on share-based payment awards, and restructuring and other related costs related to the transition of McLean Budden to MFS in 2011, which are set out in the table above.

On a U.S. dollar basis, MFS’s reported net income was US$208 million in 2012, compared to reported net income of US$188 million in 2011. Operating net income increased by US$31 million or 11%, to US$302 million in 2012. Net income improvement reflected higher average net assets, which increased to US$286 billion in 2012, from US$261 billion in 2011. Revenue of US$1.9 billion in 2012 increased by US$0.2 billion from 2011 levels on higher average net assets. The following table shows the breakdown of AUM by category.

AUM by Category (US$ billions)	2012	2011
Institutional(1)	141	117
U.S. Retail(1)	111	85
Non-U.S. Retail(1)	18	12
Insurance(1)	53	39
AUM(1)	323	253
(1)	Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures.

AUM ended 2012 at an all time high US$323 billion, an increase of 27% for the year due to favourable market performance of US$41 billion and net inflows of US$29 billion. Net inflows were strong for both retail mutual funds and managed funds, which were US$17 billion and US$12 billion, respectively, for 2012.

2013 Outlook and Priorities

As we enter 2013, the outlook for global markets is one of cautious optimism. While macroeconomic challenges remain in place, positive signs have surfaced recently. In the U.S., lawmakers reached a deal to avoid the so-called “fiscal cliff”, but significant budget challenges remain. Europe has shown signs of increased labour competitiveness, and loan growth, a major driver of China’s economic growth, has begun to stabilize. Against this backdrop, MFS continues to employ an investment approach focused on integrated research, global collaboration and disciplined risk management. This approach, along with our bias toward high-quality companies, has provided a performance record that differentiates MFS from its competitors. Strong multi-year performance across investment categories positions MFS for continued market-share growth in both the retail and institutional markets. MFS’s strategy in 2013 will focus on the following initiatives:

•	Delivering superior investment performance;
•	Differentiating our client service from other investment managers;
•	Continuing to pursue growth in our markets; and
•	Engaging, empowering and developing our people.

44 Sun Life Financial Inc. Annual Report 2012	Management’s Discussion and Analysis

SLF Asia

Business Profile

SLF’s history in Asia dates back to 1892. Today, SLF Asia is present in six markets – namely the Philippines, Hong Kong, Indonesia, India, China and Vietnam – through subsidiaries, joint ventures and strategic investments. These six markets account for approximately 70% of Asia’s total population. Our Regional Office in Hong Kong facilitates growth opportunities in Asia, and supports the sharing of best practices and resources throughout SLF Asia’s operations.

We offer individual life and health insurance as well as group life insurance and savings products in the markets in which we operate. We offer pension and retirement products in Hong Kong and India, and mutual funds in the Philippines and India. We distribute these protection and wealth products to middle- and upper-income individuals, groups and affinity clients through multi-distribution channels, with agency remaining the largest distribution channel.

Strategy

Our strategy is to strengthen our competitive position in Asia, and to develop into a significant long-term revenue and earnings growth operation. As such, we are continuing to develop innovative products, expand distribution channels and leverage the Company’s existing asset management capability in Asia. Local initiatives complement our efforts to leverage SLF’s worldwide resources to bring industry-leading products, services and best practices to Asia.

2012 Business Highlights

•	Our Philippines business continued its strong performance and achieved record insurance sales in 2012, with sales growth, measured in local currency, of 58% from 2011.
•

Sun Life Hong Kong celebrated its 120th anniversary in 2012, and was named “Mandatory Provident Fund Provider of the Year” for 2011 by Benchmark magazine. Our Mandatory Provident Fund scheme continued its outstanding performance, winning seven Lipper Fund Awards during the year and achieving sales growth, measured in local currency, of 48% from 2011.

•

In Indonesia, PT CIMB Sun Life, our joint venture business, was named the “Most Prospective Life Insurance Company” by Business Review magazine in 2012, based on growth of its customer base. We are showing good progress in Shariah sales, which increased from 6% of total sales in PT Sun Life Financial Indonesia in 2011 to 17% in 2012.

•

In India, Birla Sun Life Asset Management Company Limited was recognized as the 2012 “Debt Mutual Fund House of the Year” by Credit Rating and Information Services of India Limited. Birla Sun Life Insurance Company Limited group sales have grown 33% compared to 2011, on a local currency basis.

•	In China, Sun Life Everbright Asset Management Co., Ltd. commenced operations during the first quarter of 2012, enabling us to further strengthen our asset management market position in the region.
•

In May 2012, Sun Life Assurance entered into an agreement with PVI Holdings to form PVI Sun Life Insurance Company Limited in Vietnam, a joint venture life insurance company. PVI Sun Life Insurance Company Limited received its license to operate from the Ministry of Finance of Vietnam in January 2013.

Financial and Business Results

Summary statements of operations ($ millions)	2012	2011
Net premiums	639	634
Net investment income	778	684
Fee income	138	119
Revenue	1,555	1,437
Client disbursements and change in insurance contract liabilities	1,069	980
Commissions and other expenses	321	286
Income tax expense (benefit)	36	33
Reported net income	129	138
Less: Restructuring and other related costs	–	(6)
Operating net income(1)	129	144
Operating ROE(1)	7.0	8.5
(1)	Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures.

SLF Asia’s reported net income was $129 million in 2012, compared to reported net income of $138 million in 2011. Operating net income was $129 million in 2012, compared to $144 million in 2011. Operating net income in SLF Asia excludes restructuring and other related costs recorded in 2011, primarily related to the acquisition of 49% of Grepalife Financial Inc.

Net income in 2012 included the unfavourable impact of declining interest rates in Hong Kong and higher levels of new business strain from increased sales in China and the Philippines. These items were partially offset by the favourable impact of assumption changes and management actions, and higher earnings in the Philippines due to business growth. Net income in 2011 reflected business growth, realized gains on AFS securities, the net favourable impact of assumption changes and management actions and low levels of new business strain as a result of sales levels in India and Hong Kong.

SLF Asia’s revenue increased to $1.6 billion in 2012 from $1.4 billion in 2011 primarily due to higher fair value gains on invested assets.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2012 45

The following table shows the sales of individual insurance products by country in SLF Asia.

Individual Insurance sales(1) ($ millions)	2012	2011
India	234	290
China	191	160
Hong Kong	70	71
Philippines	86	53
Indonesia	39	41
Total	620	615
(1)	Sales for joint venture operations are presented at 100%.

Individual life insurance sales in 2012 were flat from 2011. On a local currency basis, sales growth in the Philippines and China was offset by lower sales in India. Excluding India, individual life sales were up 19%. Sales in the Philippines were up 58% due to agency expansion and the launch of Sun Life Grepa Financial, Inc. in October 2011. Sales in China were up 17% as a result of distribution growth. We continue to build alternate distribution channels, leverage a more balanced product portfolio and increase efficiency and productivity while maintaining customer focus.

Results by Business Unit

Philippines

Our operations in the Philippines, established in 1895, distribute a diverse range of protection and savings products largely through our career agency sales force. We offer individual and group life and health insurance products to individuals and businesses through our wholly-owned subsidiary, Sun Life of Canada (Philippines), Inc., and our joint venture with the Yuchengco Group, Sun Life Grepa Financial, Inc., in which we have a 49% ownership stake. In addition, we offer mutual funds through our wholly-owned subsidiary, Sun Life Asset Management Company.

Our subsidiary in the Philippines has become the #1 life insurer in the country. According to figures released by the Philippines Insurance Commission, the company was the top-ranked life insurer in 2011 as measured by total premium income. Our career agency force increased by 19% to 4,275 advisors in 2012.

On a local currency basis, individual insurance sales were up 58% from 2011, driven by agency expansion and contributions from Sun Life Grepa Financial, Inc. Mutual fund gross sales increased 47% from 2011, and AUM grew by 35% from 2011.

Hong Kong

Our Hong Kong operations offer a full range of products to address protection and savings needs. We offer individual life and health insurance, mandatory provident funds (the government-legislated pension system) and pension administration to individuals and businesses through a multi-channel distribution system that includes a career agency force, telemarketing and independent financial advisors.

On a local currency basis, individual life sales were down 3% from 2011, as a result of lower sales in the bancassurance channel, however sales from independent financial advisors in 2012 grew 125% from 2011. Assets under administration in our pension administration business grew 24% from 2011 largely due to stronger net inflows and positive market movements.

Indonesia

In Indonesia, we offer individual life and health insurance, as well as creditor life insurance through our wholly-owned subsidiary, PT Sun Life Financial Indonesia, and PT CIMB Sun Life, our joint venture with PT Bank CIMB Niaga, in which we have a 49% ownership stake. Both operations follow a multi-channel distribution strategy. PT CIMB Sun Life serves PT Bank CIMB Niaga’s customers on an exclusive basis for most insurance products.

On a local currency basis, our individual life insurance sales in Indonesia were slightly lower, down 1% from 2011. Sales from CIMB Sun Life grew by 14% in 2012, but were offset by lower sales in PT Sun Life Financial Indonesia. Agency headcount increased by 12% to 5,007 in 2012.

India

Birla Sun Life Insurance Company Limited, our insurance joint venture with the Aditya Birla Group in India(1), provides a full range of individual and group protection, savings and retirement products through a multi-channel distribution network, including a career agency sales force, bancassurance distribution, brokers and worksite marketing.

In addition, Birla Sun Life Asset Management Company Limited, our asset management joint venture in India, offers a full range of mutual fund products to both individual and institutional investors. Independent financial advisors and banks distribute Birla Sun Life’s mutual funds to the retail sector, while direct distribution serves corporate clients.

On a local currency basis, individual life insurance sales at Birla Sun Life Insurance Company Limited were down 9% from 2011 due to continued impact from regulatory changes in India’s insurance industry. Net inflows in Birla Sun Life Asset Management Company Limited increased significantly, up 465%, and AUM increased 35% from 2011.

China

Sun Life Everbright Life Insurance Company Limited, in which we have a 24.99% ownership stake, operates a multi-distribution model that combines a direct career agency, financial consultants, telemarketing and bancassurance alliances to sell individual life and health insurance and savings products. Its branches operate in provinces that represent approximately 60% of China’s population.

(1)	Our joint venture with the Aditya Birla Group in India includes a 26% stake in Birla Sun Life Insurance Company Limited and a 49% stake in Birla Sun Life Asset Management Company Limited.

46 Sun Life Financial Inc. Annual Report 2012	Management’s Discussion and Analysis

On a local currency basis, sales of individual insurance products by Sun Life Everbright Company Limited were up 17% from 2011, with strong sales growth across the agency, bancassurance and telemarketing channels.

2013 Outlook and Priorities

The Asia life insurance industry has benefited from macro economic growth, favourable demographics, low penetration rates for insurance and significant growth of the middle class. These positive factors have been tempered by the impact of tighter regulatory regimes after the global financial crisis, very low interest rates in Hong Kong and increased competition from new entrants. We expect a challenging operating environment in 2013, but one with opportunities for prepared and quality players to significantly outperform their peers.

In order to strengthen our competitive position and grow SLF Asia to be a more significant contributor to overall earnings, we intend to focus efforts on the following strategic initiatives:

•	Continuing to launch innovative and customer-focused products reflecting each market’s specific and evolving needs;
•	Enhancing our agency force, both in quantity and quality;
•	Further expanding alternative channels such as bancassurance and independent financial advisors, particularly in Indonesia, Philippines, Vietnam and Hong Kong;
•	Further expanding into new markets, such as Vietnam and Malaysia;
•	Further developing our asset management businesses; and
•	Enhancing risk management and operational efficiency to improve profitability, particularly in India and China, and to support future growth across the region.

Corporate

Our Corporate segment includes the results of SLF U.K. and Corporate Support operations that consist of the Company’s run-off reinsurance business as well as investment income, expenses, capital and other items not allocated to Sun Life Financial’s other business segments. Our run-off reinsurance business is a closed block of reinsurance assumed from other insurers. Coverage includes individual disability income, long-term care, group long-term disability and personal accident and medical coverage, as well as guaranteed minimum income and death benefit coverage. Discontinued Operations in Corporate relate to Corporate Support only.

Financial and Business Results

Summary statements of operations ($ millions)	2012	2011
Net premiums	323	301
Net investment income	652	945
Fee income	91	115
Revenue from Continuing Operations	1,066	1,361
Client disbursements and change in insurance contract liabilities	796	1,277
Commissions and other expenses	363	437
Income tax expense (benefit)	(140)	(241)
Dividends paid to preferred shareholders	120	100
Reported net income (loss) from Continuing Operations	(73)	(212)
Less: Restructuring and other related costs:
SLF U.K.	–	(3)
Corporate Support	(4)	(10)
Operating net income (loss) from Continuing Operations(1)	(69)	(199)
Operating net income (loss)(1)	(62)	(170)
(1)	Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures.

Corporate had a reported loss from Continuing Operations of $73 million in 2012, compared to a reported loss from Continuing Operations of $212 million in 2011. The operating loss from Continuing Operations was $69 million in 2012, compared to an operating loss from Continuing Operations of $199 million in 2011. Operating net income (loss) in Corporate excludes restructuring and other related costs, which are set out in the table above.

In Corporate Support, the reported loss from Continuing Operations was $286 million in 2012, compared to a reported loss of $365 million in 2011. Restructuring and other related costs were $4 million, compared to $10 million in 2011. The operating loss from Continuing Operations was $282 million in 2012, compared to an operating loss from Continuing Operations of $355 million in 2011. The loss from Continuing Operations in 2012 reflected lower expenses and lower losses in our run-off reinsurance business than the prior year. The loss from Continuing Operations in 2011 included an impairment of AFS securities. Both 2012 and 2011 reflected the net cost of reinsurance for the insured business in SLF Canada’s GB operations.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2012 47

Corporate’s reported net income from Discontinued Operations was $7 million in 2012, compared to $29 million in 2011. The reported loss (Combined Operations) for Corporate was $66 million in 2012, compared to $183 million in 2011.

Summary statements of operations ($ millions)	2012	2011
SLF U.K.(1)	213	156
Corporate Support(1)	(282)	(355)
Operating net income (loss) from Continuing Operations(1)	(69)	(199)
Restructuring and other related costs:
SLF U.K.	–	(3)
Corporate Support	(4)	(10)
Reported net income (loss) from Continuing Operations	(73)	(212)
Reported net income (loss)	(66)	(183)
(1)	Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures.

SLF U.K.

SLF U.K. has almost 900,000 in-force life and pension policies, which constitute a run-off block of business with approximately £12.0 billion of AUM. Since December 2010, SLF U.K. has been closed to new business and focuses on supporting existing customers only. Most administrative functions have been outsourced to external service providers, which are managed by an in-house management team.

SLF U.K.’s reported net income was $213 million in 2012, compared to $153 million in 2011. Restructuring and other related costs were nil in 2012, compared to $3 million in 2011. Operating net income was $213 million in 2012, compared to $156 million in 2011. Net income in 2012 reflected favourable impacts from investment activity on insurance contract liabilities, refinements to actuarial models and tax related items. Net income in 2011 included a net tax benefit related to the reorganization of our U.K. operations, partially offset by the unfavourable impact of investment activity on insurance contract liabilities. Net income in both 2012 and 2011 reflected investment in regulatory initiatives such as Solvency II.

48 Sun Life Financial Inc. Annual Report 2012	Management’s Discussion and Analysis

Discontinued Operations

As described in the section titled Impact of Decision to Sell U.S. Annuity Business, on December 17, 2012, we entered into a definitive stock purchase agreement to sell our U.S. Annuity Business, including all of the issued and outstanding shares of Sun Life (U.S.). Our U.S. Annuity Business includes our domestic U.S. variable annuity, fixed annuity and fixed indexed annuity products, corporate and bank-owned life insurance products and variable life insurance products. The transaction is subject to regulatory approvals and other closing conditions and is expected to close before the end of the second quarter of 2013.

The following tables set out the financial information associated with the Discontinued Operations.

(C$ millions, unless otherwise noted)	2012	2011
Net Income - Reported
Net income from discontinued operations	180	(595)
Diluted EPS from discontinued operations ($)	0.30	(1.03)
Basic EPS from discontinued operations ($)	0.30	(1.03)
Revenue
Net premiums	282	1,076
Net investment income	457	1,118
Fee income	589	557
Total revenue	1,328	2,751
Premiums and deposits
Net premium revenue	282	1,076
Segregated fund deposits	392	2,674
Mutual fund sales	–	–
Managed fund sales	–	–
ASO premium and deposit equivalents	–	–
Total premiums and deposits	674	3,750
Benefits and expenses
Gross claims and benefits paid	1,835	1,744
Changes in insurance/investment contract liabilities and reinsurance assets (net of reinsurance recoveries)	(1,276)	503
Net transfer to (from) segregated funds	268	766
Commissions	91	238
Operating expenses	149	318
Impairment of goodwill and intangible assets	10	103
Other	4	11
Total benefits and expenses	1,081	3,683
Assets
General fund	15,067
Segregated funds	27,668
Total assets	42,735
Liabilities
General fund	12,689
Segregated funds	27,668
Total liabilities	40,357
Cash flows provided by (used in):
Operating activities	(473)	500
Investing activities	57	(98)
Financing Activities	(5)	(238)
Net cash, cash equivalents and short-term securities	574

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2012 49

Investments

The Company strives to ensure that all general fund investments are properly aligned with business objectives, meeting policyholder obligations, and that adequate liquidity is maintained at all times. The Risk Review Committee of the Board of Directors approves policies that contain prudent standards and procedures for the investment of our general fund assets. These policies include requirements, restrictions and limitations for interest rate, credit, equity market, real estate market, liquidity, concentration, currency and derivative risks. Compliance with these policies is monitored on a regular basis and reported annually to the Risk Review Committee. The Governance, Nomination and Investment Committee of the Board of Directors monitors the Investment Plan, oversees practices, procedures and controls related to the management of the general fund investment portfolio, monitors the investment performance of enterprise pension and savings plans and reviews corporate governance guidelines and processes.

The assets and liabilities of our Discontinued Operations have been classified as Assets of disposal group classified as held for sale and Liabilities of disposal group classified as held for sale on our 2012 Consolidated Statement of Financial Position. Comparative information for 2011 has not been restated. The information in this section has been completed on the same basis. Total general fund invested assets does not include $14,347 million of invested assets separately disclosed in Assets of disposal group classified as held for sale. See Note 3 in our 2012 Consolidated Financial Statements for additional information.

Investment Profile

We had total general fund invested assets of $105.7 billion as at December 31, 2012. The majority of our general fund is invested in medium- to long-term fixed income instruments, such as debt securities, mortgages and loans. 83.9% of the general fund assets are invested in cash and fixed income investments. Equity securities and investment properties comprised 4.8% and 5.6% of the portfolio, respectively. The remaining 5.7% of the portfolio is comprised of policy loans, derivative assets and other invested assets.

Additional detail on our investments is provided in Notes 5 and 6 to our 2012 Consolidated Financial Statements.

The following table sets out the composition of our invested assets.

Investments(1)	2012(2)			2011(2)

($ millions)	Carrying Value	Fair Value	% of total carrying value	Carrying Value	Fair Value	% of total carrying value
Cash, cash equivalents and short-term securities	7,034	7,034	6.7%	8,837	8,837	7.6%
Debt securities - FVTPL(3)	43,773	43,773	41.4%	51,627	51,627	44.2%
Debt securities - AFS	10,589	10,589	10.0%	11,303	11,303	9.7%
Equity securities - FVTPL	4,169	4,169	4.0%	3,731	3,731	3.2%
Equity securities - AFS	857	857	0.8%	839	839	0.7%
Mortgages and loans	27,248	29,930	25.8%	27,755	30,530	23.8%
Derivative assets	2,113	2,113	2.0%	2,632	2,632	2.3%
Other invested assets	1,269	1,269	1.2%	1,348	1,348	1.2%
Policy loans	2,681	2,681	2.5%	3,276	3,276	2.8%
Investment properties	5,942	5,942	5.6%	5,313	5,313	4.5%
Total invested assets	105,675	108,357	100%	116,661	119,436	100%
(1)	The invested asset values and ratios presented are based on the carrying value of the respective asset categories. Carrying values for FVTPL and AFS invested assets are generally equal to fair value. In the event of default, if the amounts recovered are insufficient to satisfy the related insurance contract liability cash flows that the assets are intended to support, credit exposure may be greater than the carrying value of the asset.
(2)	Values as at December 31, 2012 do not include assets of the Discontinued Operations which are separately disclosed in Assets of disposal group classified as held for sale. Comparative 2011 values have not been restated to reflect this presentation.
(3)	Not included in Debt securities are certain asset-backed securities currently classified as Assets of disposal group classified as held for sale. We expect that a portion of these assets will be retained and redeployed as assets backing liabilities in the Continuing Operations upon sale of our U.S. Annuity Business. See Note 3 in our 2012 Consolidated Financial Statements.

Debt Securities

Our debt securities portfolio is actively managed through a regular program of purchases and sales aimed at optimizing yield, quality and liquidity, while ensuring that the asset portfolio remains diversified and well-matched to insurance contract liabilities by duration. As at December 31, 2012, we held $54.4 billion of debt securities, which constituted 51.4% of our overall investment portfolio. Debt securities with an investment grade of “A” or higher represented 69.9% of the total debt securities as at December 31, 2012, compared to 68.4% as at December 31, 2011. Debt securities rated “BBB” or higher represented 98.2% of total debt securities as at December 31, 2012, 1.1% higher than at December 31, 2011.

Corporate debt securities that are not issued or guaranteed by sovereign, regional and municipal governments represented 64.3% of our total debt securities as at December 31, 2012, compared to 65.8% as at December 31, 2011. Total government issued or guaranteed debt securities as at December 31, 2012 were $19.4 billion, compared to $21.5 billion as at December 31, 2011. Of this amount, $1.6 billion relates to debt securities issued by the U.S. government and other U.S. agencies. Our exposure to debt securities to any single country does not exceed 1% of total assets on our Consolidated Statements of Financial Position as at December 31, 2012 with the exception of the following countries where we have business operations: Canada, the United States, and the United Kingdom. As outlined in the table below, we have an immaterial amount of direct exposure to Eurozone sovereign credits.

50 Sun Life Financial Inc. Annual Report 2012	Management’s Discussion and Analysis

The following table sets out our debt securities of governments and financial institutions by geography.

	2012(1)		2011(1)

($ millions)	Government issued or guaranteed	Financials	Government issued or guaranteed	Financials
Canada	12,902	1,718	13,051	1,607
United States	1,569	4,485	3,092	6,298
United Kingdom	1,912	1,391	2,533	1,245
Eurozone
France	16	76	25	101
Germany	179	20	180	28
Greece	–	–	–	–
Ireland	–	–	–	–
Italy	–	5	–	21
Netherlands	2	342	4	311
Portugal	–	–	–	–
Spain	–	37	3	55
Residual Eurozone	–	197	2	170
Other	2,825	993	2,605	1,547
Total	19,405	9,264	21,495	11,383

(1)   Amounts as at December 31, 2012 do not include assets of the Discontinued Operations which are separately disclosed in Assets of disposal group classified as held for sale. Comparative 2011 amounts have not been restated to reflect this presentation.

Our gross unrealized losses as at December 31, 2012 for FVTPL and AFS debt securities were $0.17 billion and $0.03 billion, respectively, compared with $1.0 billion and $0.1 billion, respectively, as at December 31, 2011. Gross unrealized losses as at December 31, 2012 included $0.01 billion related to Eurozone sovereign and financial debt securities.

The carrying value of debt securities by issuer and industry sector as at December 31 is set out in the following table.

	2012(1)			2011(1)
	FVTPL debt securities	AFS debt securities	Total	FVTPL debt securities	AFS debt securities	Total
Debt securities issued or guaranteed by:
Canadian federal government	1,810	1,306	3,116	2,324	1,194	3,518
Canadian provincial and municipal government	9,618	168	9,786	9,319	214	9,533
U.S. government and agency	1,061	508	1,569	2,129	963	3,092
Other foreign government	4,544	390	4,934	4,895	457	5,352
Total government issued or guaranteed debt securities	17,033	2,372	19,405	18,667	2,828	21,495
Corporate debt securities by industry sector:
Financials	6,662	2,602	9,264	8,597	2,786	11,383
Utilities	5,075	521	5,596	5,334	614	5,948
Consumer discretionary	2,688	991	3,679	3,423	900	4,323
Industrials	2,274	692	2,966	2,364	609	2,973
Consumer staples	2,044	644	2,688	2,411	682	3,093
Telecommunication services	1,399	525	1,924	1,715	568	2,283
Energy	3,117	814	3,931	3,226	688	3,914
Materials	875	411	1,286	1,266	487	1,753
Other	1,142	533	1,675	1,466	565	2,031
Total corporate debt securities	25,276	7,733	33,009	29,802	7,899	37,701
Asset-backed securities	1,464	484	1,948	3,158	576	3,734
Total debt securities	43,773	10,589	54,362	51,627	11,303	62,930
(1)	Amounts as at December 31, 2012 do not include assets of the Discontinued Operations which are separately disclosed in Assets of disposal group classified as held for sale. Comparative 2011 amounts have not been restated to reflect this presentation.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2012 51

Our debt securities as at December 31, 2012 included $9.3 billion in the financial sector, representing approximately 17.0% of our total debt securities, or 8.8% of our total invested assets. This compares to $11.4 billion, or 18.1%, of the debt security portfolio as at December 31, 2011. The decrease in the value of financial sector debt securities holdings is primarily due to debt securities separately disclosed in Assets of disposal group classified as held for sale.

The carrying value of debt securities by rating as at December 31 is set out in the table below.

	2012(1)			2011(1)
($ millions)	FVTPL debt securities	AFS debt securities	Total	FVTPL debt securities	AFS debt securities	Total
Debt securities by credit rating
AAA	6,284	2,342	8,626	9,098	2,853	11,951
AA	9,506	1,179	10,685	10,369	1,156	11,525
A	14,641	4,065	18,706	15,667	3,886	19,553
BBB	12,527	2,839	15,366	14,857	3,214	18,071
BB and lower	815	164	979	1,636	194	1,830
Total debt securities	43,773	10,589	54,362	51,627	11,303	62,930
(1)	Amounts as at December 31, 2012 do not include assets of the Discontinued Operations which are separately disclosed in Assets of disposal group classified as held for sale. Comparative 2011 amounts have not been restated to reflect this presentation.

The carrying value of debt securities by geography as at December 31 is set out in the following table.

	2012(1)			2011(1)
($ millions)	FVTPL debt securities	AFS debt securities	Total	FVTPL debt securities	AFS debt securities	Total
Debt securities
Canada	18,192	2,438	20,630	18,692	2,007	20,699
United States	13,103	5,498	18,601	19,378	6,675	26,053
United Kingdom	5,265	484	5,749	5,546	498	6,044
Other	7,213	2,169	9,382	8,011	2,123	10,134
Total debt securities	43,773	10,589	54,362	51,627	11,303	62,930
(1)	Amounts as at December 31, 2012 do not include assets of the Discontinued Operations which are separately disclosed in Assets of disposal group classified as held for sale. Comparative 2011 amounts have not been restated to reflect this presentation.

Our debt securities as at December 31, 2012 included $1.9 billion of asset-backed securities reported at fair value, representing approximately 3.6% of our debt securities, or 1.8% of our total invested assets. This was $1.8 billion lower than the level reported as at December 31, 2011. The decrease in the value of asset-backed securities is primarily due to the securities separately disclosed in Assets of disposal group classified as held for sale. The credit quality of asset-backed securities remained relatively stable for 2012. There were no changes to the lifetime expected losses for these assets, and any realized losses in the portfolio were substantially offset by previously established actuarial reserves.

Asset-backed Securities	2012(1)			2011(1)
($ millions)	Amortized cost	Fair value	BBB and higher	Amortized cost	Fair value	BBB and higher
Commercial mortgage-backed securities	824	896	95.2%	1,703	1,662	85.0%
Residential mortgage-backed securities
Agency	321	337	100.0%	510	538	100.0%
Non-agency	43	47	95.7%	771	602	47.4%
Collateralized debt obligations	75	70	26.0%	127	99	20.3%
Other(2)	592	598	99.1%	935	833	84.8%
Total asset-backed securities	1,855	1,948	94.7%	4,046	3,734	79.4%
(1)	Amounts as at December 31, 2012 do not include assets of the Discontinued Operations which are separately disclosed in Assets of disposal group classified as held for sale. Comparative 2011 amounts have not been restated to reflect this presentation. Not included in the $1,948 million fair value above is $1,694 million of asset-backed securities currently classified as Assets of disposal group classified as held for sale. We expect that a portion of these asset-backed securities will be retained and redeployed as assets backing liabilities in the Continuing Operations upon sale of our U.S. Annuity Business. See Note 3 in our 2012 Consolidated Financial Statements.
(2)	Other includes sub-prime, a portion of the Company’s exposure to Alternative-A and other asset-backed securities.

Deterioration in economic factors, such as property values and unemployment rates, or changes in the assumed default rate of the collateral pool or loss-given-default expectations may result in write-downs of our asset-backed securities. We have seen an improvement in the U.S. housing market with prices rising for several consecutive months and mortgage rates remaining at record lows. With improved house prices and reduced inventories, sales of foreclosed properties have picked up and several servicers have ended their foreclosure moratoriums. However, downside risk still exists as the economy remains weak and unemployment rates have yet to substantially decrease. This environment could have an adverse impact on our residential mortgage-backed portfolio.

52 Sun Life Financial Inc. Annual Report 2012	Management’s Discussion and Analysis

Mortgages and Loans

As at December 31, 2012, we held $27.2 billion in mortgages and loans compared to $27.8 billion in 2011. Our mortgage portfolio, which consists almost entirely of first mortgages, was $12.0 billion. Our loan portfolio, which consists of private placement assets, was $15.3 billion. The carrying value of mortgages and loans by geographic location is set out in the following table. The geographic location for mortgages is based on location of the property, while for loans it is based on the country of the creditor’s parent.

Mortgages and Loans by Geography
	December 31, 2012(1)			December 31, 2011(1)
($ millions)	Mortgages	Loans	Total	Mortgages	Loans	Total
Canada	7,457	9,946	17,403	7,500	9,154	16,654
United States	4,515	3,399	7,914	5,831	3,135	8,966
United Kingdom	22	420	442	24	253	277
Other	–	1,489	1,489	–	1,858	1,858
Total	11,994	15,254	27,248	13,355	14,400	27,755
(1)	Amounts as at December 31, 2012 do not include assets of the Discontinued Operations which are separately disclosed in Assets of disposal group classified as held for sale. Comparative 2011 amounts have not been restated to reflect this presentation.

As at December 31, 2012, our mortgage portfolio of $12.0 billion consisted mainly of commercial mortgages spread across approximately 3,200 loans. Commercial mortgages include retail, office, multi-family, industrial and land properties. Our commercial portfolio has a weighted average loan-to-value ratio of approximately 60%. While we generally require a maximum loan-to-value ratio of 75% at issuance, we may invest in mortgages with a higher loan-to-value ratio in Canada if the mortgage is insured. The estimated weighted average debt service coverage is 1.6 times, consistent with prior year-end levels. The Canada Mortgage and Housing Corporation insures 20.8% of the Canadian commercial mortgage portfolio. As at December 31, 2012, the mix of the mortgage portfolio was 81.8% non-residential and 18.2% residential, and approximately 50% of mortgage loans will mature within the next five years.

In the United States, core markets have stabilized for institutional quality assets. However, lower quality properties in secondary and tertiary markets continue to struggle. We have witnessed increased secondary market demand for stressed loans, and we have capitalized on this by selling a number of our distressed commercial mortgages. Many of our properties continue to face weak demand, as office tenants are generally utilizing less space and vacant large box retail space is challenging to lease. A prolonged improvement in real estate fundamentals will be largely dependent on job creation, which continues to lag.

The following table sets out mortgages and loans past due or impaired.

December 31, 2012(1)

	Gross Carrying Value			Allowance for losses

($ millions)	Mortgages	Loans	Total	Mortgages		Loans	Total
Not past due	11,865	15,230	27,095	–		–	–
Past due:
Past due less than 90 days	7	–	7	–		–	–
Past due 90 to 179 days	–	–	–	–		–	–
Past due 180 days or more	–	–	–	–		–	–
Impaired	201	40	241	79	(2)	16	95
Balance, December 31, 2012(1)	12,073	15,270	27,343	79		16	95

December 31, 2011(1)

	Gross carrying value			Allowance for losses

($ millions)	Mortgages	Loans	Total	Mortgages		Loans	Total
Not past due	13,001	14,358	27,359	–		–	–
Past due:
Past due less than 90 days	10	–	10	–		–	–
Past due 90 to 179 days	–	–	–	–		–	–
Past due 180 days or more	–	–	–	–		–	–
Impaired	540	69	609	196	(2)	27	223
Balance, December 31, 2011(1)	13,551	14,427	27,978	196		27	223
(1)	Amounts as at December 31, 2012 do not include assets of the Discontinued Operations which are separately disclosed in Assets of disposal group classified as held for sale. Comparative 2011 amounts have not been restated to reflect this presentation.
(2)	Includes $42 million of sectoral provisions as at December 31, 2012 and $68 million of sectoral provisions as at December 31, 2011.

Impaired mortgages and loans, net of allowance for losses, amounted to $146 million as at December 31, 2012, $240 million lower than the December 31, 2011 level for these assets. The net carrying value of impaired mortgages amounted to $122 million as at December 31, 2012, $222 million lower than December 31, 2011. The allowance for losses related to impaired mortgages amounted to $79 million as at December 31, 2012, $117 million lower than December 31, 2011. A significant portion of the decline in all these balances is due to mortgages that are separately disclosed in Assets of disposal group held for sale. Included in the Assets of disposal

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2012 53

group held for sale as at December 31, 2012, are impaired mortgages with a net carrying value of $92 million, a gross carrying value of $115 million and allowance for losses amounting to $23 million. The remaining decline in these balances is primarily due to the sale of impaired mortgages during the year. The sectoral provision related to mortgages included in the allowance for losses decreased by $26 million to $42 million, which reflects the sale or workout of a number of distressed loans as well as $12 million included in mortgages separately disclosed in Assets of disposal group held for sale. Approximately 87.8% of the impaired mortgage loans are in the United States.

Equities

Our equity portfolio is diversified, and approximately 56.0% of this portfolio is invested in exchange-traded funds. Exchange-traded fund holdings are primarily in the S&P/TSX 60 Index Fund, Standard & Poor’s Depository Receipts and MSCI EAFE Index Funds. The carrying value of stocks by issuer country as at December 31 is set out in the following table.

The following table sets out equities by issuer country.

	2012(1)			2011(1)
($ millions)	FVTPL equities	AFS equities	Total	FVTPL equities	AFS equities	Total
Canada	2,918	106	3,024	2,715	100	2,815
United States	478	578	1,056	458	583	1,041
United Kingdom	172	38	210	174	34	208
Other	601	135	736	384	122	506
Total equity securities	4,169	857	5,026	3,731	839	4,570
(1)	Amounts as at December 31, 2012 do not include assets of the Discontinued Operations which are separately disclosed in Assets of disposal group classified as held for sale. Comparative 2011 amounts have not been restated to reflect this presentation.

As at December 31, 2012, $3.0 billion, or 60.2%, of our equity portfolio consisted of Canadian issuers; $1.1 billion, or 21.0%, of U.S. issuers; $210 million, or 4.2%, of U.K. issuers; and $736 million, or 14.6%, of issuers from other jurisdictions. Excluding exchange-traded funds, mutual funds and the equity investment in The Bank of Nova Scotia received as a result of the sale of CI Financial in 2008 ($273 million of preferred shares, or 6%), only one issuer exceeded 1% of the equity portfolio as at December  31, 2012.

Investment Properties

Commercial properties, which consist primarily of office, retail and industrial properties, are the major component of our investment properties portfolio, representing approximately 85.6% of our investment properties as at December 31, 2012. Our investment properties are diversified by country, with 75.0% of the portfolio located in Canada, 22.7% in the United States and the remaining 2.3% in the United Kingdom as at December 31, 2012.

The carrying value of investment properties by type and geographic location as at December 31 is set out in the following table.

	2012(1)		2011(1)
	Carrying value	% of total carrying value	Carrying value	% of total carrying value
Canada
Office	1,740	29.3%	1,347	25.4%
Industrial	909	15.3%	941	17.7%
Retail	1,021	17.2%	853	16%
Other	784	13.2%	696	13.1%

United States
Office	673	11.3%	562	10.6%
Industrial	268	4.5%	261	4.9%
Retail	345	5.8%	459	8.6%
Other	64	1.1%	30	0.5%

United Kingdom
Office	39	0.6%	41	0.8%
Industrial	22	0.4%	26	0.5%
Retail	71	1.2%	78	1.5%
Other	6	0.1%	19	0.4%
Total investment properties	5,942	100.0%	5,313	100%
(1)	Amounts as at December 31, 2012 do not include assets of the Discontinued Operations which are separately disclosed in Assets of disposal group classified as held for sale. Comparative 2011 amounts have not been restated to reflect this presentation.

54 Sun Life Financial Inc. Annual Report 2012	Management’s Discussion and Analysis

Derivative Financial Instruments and Risk Mitigation

The fair value of derivative assets held by the Company was $2.1 billion, while the fair value of derivative liabilities was $0.6 billion as at December 31, 2012. Derivatives designated as hedges for accounting purposes and those not designated as hedges represented 6.9% and 93.1%, respectively, on a total notional basis.

Derivatives designated as hedges for accounting purposes are designed to minimize balance sheet and income statement mismatches. These derivatives are documented at inception and hedge effectiveness is assessed on a quarterly basis.

We use derivative instruments to manage risks related to interest rate, equity market and currency fluctuations and in replication strategies to reproduce permissible investments. We use certain foreign exchange agreements designated as fair value hedges to manage foreign currency fluctuations associated with AFS assets. Certain interest rate swaps are used to hedge interest rate exposure of associated liabilities. Certain equity forwards are designated as cash flow hedges of the anticipated payments of awards under certain stock-based compensation plans. We also use currency swaps designated as net investment hedges to reduce foreign exchange fluctuations associated with certain net investments in foreign subsidiaries. Our hedging strategy does not hedge all risks; rather, it is intended to keep us within our risk tolerance limits.

In addition to the general policies and monitoring, we use a variety of tools in counterparty risk management. Over-the-counter derivative transactions are performed under ISDA Master Agreements. A Credit Support Annex accompanies most of the ISDAs, which establish requirements for collateral.

The values of our derivative instruments are set out in the following table. The use of derivatives is measured in terms of notional amounts, which serve as the basis for calculating payments and are generally not actual amounts that are exchanged.

Derivative Assets and Liabilities
($ millions)	2012(1)	2011(1)
As at December 31
Net fair value	1,519	1,573
Total notional amount	42,478	50,859
Credit equivalent amount	953	1,026
Risk-weighted credit equivalent amount	8	8
(1)	Amounts as at December 31, 2012 do not include assets of the Discontinued Operations which are separately disclosed in Assets of disposal group classified as held for sale. Comparative 2011 amounts have not been restated to reflect this presentation.

The total notional amount of derivatives in our portfolio decreased to $42.5 billion as at December 31, 2012, from $50.9 billion at the end of 2011. This decrease is attributable to notional balances of $15.0 billion included in the Discontinued Operations and the fair value of these derivatives is separately disclosed in Assets and Liabilities of disposal group classified as held for sale. This is offset by an increase of $6.6 billion, primarily related to interest rate swaps and swaptions entered into for the purposes of economically hedging against interest rate risk including disintermediation risk and to improve the matching of our assets and liabilities.

As the regulator of the Canadian insurance industry, OSFI provides guidelines to quantify the use of derivatives. The credit equivalent amount, a measure used to approximate the potential credit exposure, is determined as the replacement cost of the derivative contracts having a positive fair value plus an amount representing the potential future credit exposure.

The risk-weighted credit equivalent amount is a measure used to determine the amount of capital necessary to support derivative transactions for certain Canadian regulatory purposes. It is determined by weighting the credit equivalent amount according to the nature of the derivative and the creditworthiness of the counterparties.

As at December 31, 2012, the credit equivalent amounts for interest rate contracts, foreign exchange contracts, and equity and other contracts were $231 million, $700 million and $22 million, respectively. The corresponding risk-weighted credit equivalent amounts were $2.5 million, $5.2 million and $0.3 million, respectively.

Impaired Assets

The invested asset values and ratios presented in this section are based on the carrying value of the respective asset categories. Carrying values for FVTPL and AFS invested assets are generally equal to fair value.

Financial assets that are classified as FVTPL, which represented 46.1% of our invested assets as at December 31, 2012, do not have allowances for losses since changes in the fair value of these assets are recorded to income and the assets are recorded at fair value on our Consolidated Statements of Financial Position. In the event of default, if the amounts recovered are insufficient to satisfy the related insurance contract liability cash flows that the assets are intended to support, credit exposure may be greater than the carrying value of the asset.

In the absence of objective evidence of impairment, impairment losses are not recognized on AFS debt securities, stocks and other invested assets if their amortized cost is greater than their fair value, resulting in an unrealized loss recognized in other comprehensive income. Unrealized losses may be due to interest rate fluctuations or depressed fair values in sectors which have experienced unusually strong negative market performance. The fair value of AFS securities in an unrealized loss position amounted to $2.5 billion and the associated unrealized losses amounted to $0.04 billion as at December 31, 2012. Our gross unrealized losses as at December 31, 2012, for FVTPL and AFS debt securities were $0.17 billion and $0.03 billion, respectively, compared with $1.0 billion and $0.1 billion, respectively, as at December 31, 2011. The decrease in gross unrealized losses was largely due to the impact of decreasing interest rates and tightening credit spreads during the year.

Impaired mortgages and loans, net of allowance for losses, amounted to $146 million as at December 31, 2012, $240 million lower than the December 31, 2011, level for these assets.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2012 55

Asset Default Provision

We make provisions for possible future credit events in the determination of our insurance contract liabilities. The amount of the provision for asset default included in insurance contract liabilities is based on possible reductions in future investment yield that vary by factors such as type of asset, asset credit quality (rating), duration and country of origin. To the extent that an asset is written off, or disposed of, any amounts that were set aside in our insurance contract liabilities for possible future asset defaults in respect of that asset are released.

Beginning in the fourth quarter of 2012, our asset default provision disclosure reflects the provision relating to future credit events for fixed income assets currently held by the Company that support our insurance contract liabilities. Amounts previously reported as the asset default provision included amounts held for future credit events on future asset purchases, some equity and real estate growth provisions for adverse deviations, and other items. As at December 31, 2011, approximately $1,764 million of the $3,376 million previously reported asset default provision related to these items. Under the revised disclosure the asset default provision as at December 31, 2011 was $1,612 million.

Our asset default provision as at December 31, 2012 was $1,468 million for losses related to possible future credit events for fixed income assets currently held by the Company that support our insurance contract liabilities. This represents 2.1% of the fixed income assets supporting insurance contract liabilities reported on our Consolidated Statement of Financial Position as at ended December 31, 2012.

The following table sets out the changes in our asset default provision for existing fixed income investments in 2012.

2012(1)
Opening balance	1,612
Purchases, dispositions and net asset movement(2)	411
Changes in assumptions and methodologies	13
Changes in ratings	16
Release of provisions(3)	(222)
Discontinued Operations(4)	(343)
Currency	(19)
Closing balance	1,468
(1)	Comparative information under the revised disclosure is not available.
(2)	Net movement reflects the fluctuation in the value of FVTPL assets arising from movements in interest rates, credit spreads and other factors that impact the market value of fixed income investments.
(3)	This amount represents the orderly release of provisions for future credit events held in insurance contract liabilities in respect of 2012.
(4)	Invested assets on the Consolidated Statements of Financial Position as at December 31, 2012 do not include invested assets of the Discontinued Operations which are reported separately as Assets of disposal group classified as held for sale. This balance reflects the provision required for the invested fixed income assets of the Discontinued Operations and is classified as Liabilities of disposal group classified as held for sale. Asset default provision for asset-backed securities currently classified as Assets of disposal group classified as held for sale are included in this balance. Certain asset-backed securities will be redeployed as assets backing liabilities in the Continuing Operations upon close of the transaction and will be included in this provision subsequently. See Note 3 in our 2012 Consolidated Financial Statements.

Risk Management

Risk Management Framework

We protect and enhance value through effective risk management by providing a framework to optimize risk-return and enhance stakeholder value creation. Effective risk-taking and risk management are critical to the overall profitability, competitive market positioning and long-term financial viability of the Company. Risks should not necessarily be eliminated, but need to be appropriately managed to achieve the Company’s overall corporate objectives. Our risk philosophy is based on the premise that we are in the business of accepting risks for appropriate return. In conducting business activities, the Company takes on those risks that meet the objectives of the organization. Risk management is aligned with the corporate vision, mission and strategy, and is embedded within the business management practices of every business segment.

The Risk Management framework highlights five major categories of risk – credit risk, market risk, insurance risk, operational risk and strategic risk – and sets out key processes for their management in the areas of risk appetite, risk identification, risk measurement and assessment, risk response, risk monitoring and control, and risk reporting and communication. Specifically, the framework sets out qualitative and quantitative measures that aim to control the amount of risk the Company will bear in respect of each of these risk categories and in aggregate.

The framework recognizes the importance of risk culture in the effective management of enterprise risk. Our risk culture is supported by a strong “tone from the top”, which emanates from the Board of Directors and cascades through the Board Committees, our CEO and executive officers, management and staff. A key premise of our enterprise risk management culture is that all employees and distributors have an important role to play in managing enterprise risks, and collectively form part of our risk management team. Our risk culture is well-defined and embedded in our day-to-day business activities. Employees at all levels of the organization share a common philosophy and set of values regarding risk. Business decisions are made at all levels of the organization, and every employee has a role in managing risk, including identification of exposures, and communication and escalation of risk concerns. We seek to instil a disciplined approach to optimizing the inherent trade-offs between risk and return in all our risk management practices.

Risk Appetite

Risk appetite defines the type and amount of risk that we are willing to assume in pursuit of our business objectives. The same set of internal and external considerations used in developing business strategy are also used in the formulation of risk appetite which ensures these are aligned and mutually reinforcing.

56 Sun Life Financial Inc. Annual Report 2012	Management’s Discussion and Analysis

The Company’s risk appetite balances the various needs, expectations, risk and reward perspectives and investment horizons of key stakeholders. In particular, our risk appetite supports the pursuit of shareholder value while ensuring that the Company’s ability to pay claims and fulfill long-term policyholder commitments is not compromised. Our risk appetite supports long-term credit and financial strength ratings, ongoing favourable access to capital markets and the continuing enhancement of the Company’s overall franchise value and brand.

The Company’s risk appetite is the primary mechanism for operationalizing our risk philosophy. To accomplish this, risk appetite incorporates a number of qualitative and quantitative principles that embody our philosophy and reflect the Company’s overall risk management principles and values. Our risk appetite and risk tolerance levels are revised periodically to reflect the risks and opportunities inherent in our evolving business strategies and operating environment. We operate in accordance with our risk appetite, which is formally set out in our Risk Appetite Policy that is approved annually by the Board of Directors.

Risk Identification, Measurement and Assessment

We identify the key risks facing our business through our enterprise key risk process, where all business segments employ a common approach to identify, measure and assess risks. Business segments have front line accountability for identifying and managing risks facing their business. We also evaluate potential correlation between various risk events and categories, and monitor emerging risks, regulatory and rating agency requirements, and industry developments.

Risk measurement and assessment involves evaluating potential risk exposures, and includes a number of techniques such as monitoring key risk indicators, stress testing, scenario analysis and stochastic scenario modelling. A robust stress testing program is an essential component of the Company’s risk management framework. Stress testing is used to set the Company’s risk appetite and evaluate risk exposures versus tolerance limits. We also use the DCAT process, as required by our regulator, to project income and capital for a five-year period based on plausible adverse scenarios. We also perform a variety of stress tests on earnings, regulatory capital ratios and liquidity that consider significant but plausible adverse scenarios.

We also have a process to identify and monitor emerging risks that may have a material impact on our finances, operations or reputation. We conduct stress testing of the Company’s earnings and MCCSR ratio to key emerging risks and scenarios on a regular basis.

Risk Response, Monitoring and Control, and Reporting

Risk responses are developed in an integrated framework that considers risk assessment, risk measurement and an assessment of risk-adjusted return.

Key enterprise monitoring and control processes include oversight by the Board of Directors, which is exercised through four Board committees – Risk Review Committee, Governance Nomination and Investment Committee, Audit and Conduct Review Committee, and Management Resources Committee. Senior management oversight is provided through several executive-level committees including the Executive Risk Committee, Corporate Credit Committee, Corporate Asset Liability Management Committee and Executive Investment Committee, each of which focus on specific risks.

On a quarterly basis, the Executive Risk Committee, Board Committees and the Board of Directors review the risk monitoring reports that summarize the exposures across our principal risks including any changes in key risk trends. These committees also review the effectiveness of the mitigation strategies presented in the risk monitoring reports. On an annual basis, the Board of Directors and the Board Committees review and approve key policies for the management of risk and review compliance with these policies.

Risk Philosophy and Principles

Our risk philosophy reflects a number of core principles that embody our overall risk appetite and values. These principles are outlined below:

Strategic Alignment

Our risk appetite is aligned with our overall corporate vision, mission and business strategy. This alignment is obtained by the consideration of key risks that we are willing to accept in order to achieve return expectations and successfully achieve our stated mission to “help customers achieve lifetime financial security” and our business objectives. These key risks include insurance risks, market risks, credit risks and operational risks, and we have established a range of explicit risk appetite limits and operational control points for these risks. Risks that are associated with activities outside of our risk appetite and approved business strategies are generally avoided.

Stakeholder Interests

Our risk framework considers the interests of a large number of key stakeholder groups, including policyholders, shareholders, debt-holders, employees, regulators, rating agencies and other capital market participants. Our risk framework endeavours to appropriately balance the needs, expectations, risk and reward perspectives and investment horizons of these stakeholders.

Effective risk management requires that objectives and incentives be aligned to ensure management’s decisions are consistent with the Company’s desired risk and return profile. Compensation practices for executives are approved by the Board of Directors and aligned with our risk philosophy, values, business and risk strategies, and long-term interests. As appropriate, risk management goals are considered in establishing annual performance objectives.

Capability Alignment

Our risk appetite is aligned with our inherent risk management capabilities. Our ability to perform robust risk assessments, the quality of our risk governance and control environment and the depth and quality of our risk responses and pricing strategies are particularly important capabilities. We seek out profitable risk-taking opportunities in those areas where we have established risk management skills and capabilities. Conversely, we endeavour to avoid risks that are beyond our risk-taking capability.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2012 57

Risk Budgeting

We seek to allocate our risk-taking capacity in a manner that optimizes the overall level of risk-adjusted returns and stakeholder value creation. Budgeting of risk-taking capacity is managed through the application of prescribed risk tolerance limits and the embedding of strong risk management discipline into a wide range of key management decision-making processes.

Portfolio Perspective

Risk-return trade-offs are assessed and managed based on the intrinsic merits of a particular opportunity and by their marginal contribution to our overall risk profile and business portfolio. This perspective is extended to the development of risk mitigation and pricing strategies, recognizing that often the most cost-effective way of managing risk involves utilizing available relationships already inherent in our business model and risk portfolio.

Risk to Reputation

A financial institution’s reputation is one of its most important assets and we recognize the importance of a strong enterprise-wide risk management discipline to manage this risk. A key objective of our enterprise risk management framework is to help ensure that it continues to operate under standards that support its ability to maintain and build upon a sound corporate brand and reputation.

Governance Structure and Accountabilities

Our enterprise risk management framework sets out lines of responsibility and authority for risk-taking, governance and control.

Board of Directors

Our Board of Directors is responsible for ensuring that risk management policies and practices are in place. Through approval of our risk appetite and ongoing oversight, the Board of Directors ensures that our principal risks are appropriately identified and managed. The Board of Directors has delegated primary oversight of risk management to its Risk Review Committee, which is a standing committee of the Board of Directors. The primary function of the Risk Review Committee is to assist the Board of Directors with its oversight of the enterprise risk framework in order to promote a balanced business and product model that will achieve desired risk-adjusted returns and allocate capital accordingly. The Risk Review Committee oversees the identification of major areas of risks, the development of strategies to manage those risks, reviews and approves risk management policies and reviews compliance with these policies. The Risk Review Committee oversees policies, practices, procedures and controls related to the capital structure, compliance with regulatory capital requirements and reviews and monitors the Capital plan.

The Board of Directors has delegated to the Governance, Nomination and Investment Committee responsibilities related to monitoring of the Investment Plan, overseeing practices, procedures and controls related to the management of the general fund investment portfolio, and developing effective corporate governance guidelines and processes.

The Board of Directors has delegated the approval of compliance policies to the Audit and Conduct Review Committee. Its primary functions are to assist the Board of Directors with its oversight role by reviewing the integrity of financial statements and information provided to shareholders and others, compliance with financial regulatory requirements, adequacy and effectiveness of the internal controls implemented and maintained by management, policies and processes to sustain ethical behaviour, compliance with legal and regulatory requirements and the identification and management of compliance risk; and the qualifications, independence and performance of the external auditor who is accountable to the committee, the Board of Directors and our shareholders.

The Management Resources Committee is responsible for assisting the Board of Directors in ensuring we have the leadership resources for succession of senior executive positions and programs to effectively attract, retain, develop and reward executives for achieving our strategic objectives.

Senior Management Committees

The Executive Risk Committee is responsible for providing executive oversight of the Company’s enterprise risk management activities. This mandate includes executive oversight of the development and articulation of the Company’s formal risk appetite and tolerance limits, the processes in place to ensure ongoing identification of major risks facing the Company and the development of strategies and tactics to manage those risks in accordance with the risk appetite and overall objective of optimizing the global risk and return of the Company.

The Corporate Credit Committee is responsible for addressing credit risk holistically within the Company and makes significant credit decisions. The committee provides a forum to discuss credit from an aggregated perspective, supporting credit risk discussions throughout the organization, and providing a forum to challenge decisions and debate credit risk issues.

The Corporate Asset Liability Management Committee is responsible for providing executive oversight and direction for the effective measurement, control and management of the market and liquidity risks arising from the Company’s investing, financing and insurance underwriting activities.

The Executive Investment Committee is responsible for providing oversight on new investment initiatives and reviewing resource capacity, overall portfolio analytics and portfolio composition, sector reviews, derivative processes and positions, impairment reviews, quarterly financial information, the annual investment plan, new investment initiatives, investment finance systems/projects and investment control processes.

Accountabilities

Primary accountability for risk management is delegated by the Board of Directors to our CEO, and the CEO further delegates responsibilities throughout the Company through management authorities and responsibilities. The CEO delegates line accountability for the various classes of risk management to our executive officers, who are accountable for ensuring the management of risk in their scope of business accountability is in accordance with Board-approved risk policies and the risk management framework. In particular, business segment leaders have overall, front line accountability for managing the risks in their operations and a network of compliance and risk officers provide independent oversight of these activities.

58 Sun Life Financial Inc. Annual Report 2012	Management’s Discussion and Analysis

The Chief Risk Officer (“CRO”) is responsible for developing and implementing our enterprise risk management framework, and for overseeing development and implementation of risk management strategies aimed at optimizing the global risk-return profile of the Company. The CRO is responsible for providing independent functional oversight of our enterprise-wide risk management programs by ensuring that effective risk management processes are in place for risk identification, risk measurement and assessment, risk response, risk monitoring and control, and risk reporting and communication of risks inherent in our activities. Our governance model for risk management also includes oversight from the various functional heads in the Corporate Office. There are functional heads for all key business oversight functions such as the Chief Compliance Officer, the Chief Privacy Officer and the Chief Internal Auditor. The Internal Audit function provides ongoing assessments of the effectiveness of, and adherence to, internal controls. All of the functional heads support the CRO in the development and communication of our enterprise risk management framework. The CRO is also supported by a network of business segment risk officers.

Risk Management Policies

In order to support the effective communication, implementation and governance of our enterprise risk framework, we have codified our processes and operational requirements in a comprehensive series of risk management policies and operating guidelines. These policies and guidelines promote the application of a consistent approach to managing risk exposures across our global business platform. The Board of Directors and the Board Committees annually review and approve the risk management policies and also review an annual report summarizing management’s attestation of compliance to these policies.

Risk Categories

The shaded text and tables in the following section of this MD&A represent our disclosure on credit, market and liquidity risks in accordance with IFRS 7, Financial Instruments – Disclosures and includes a discussion on how we measure risk and our objectives, policies and methodologies for managing these risks. Therefore, the shaded text and tables represent an integral part of our audited annual Consolidated Financial Statements for the years ended December 31, 2012, and December 31, 2011. The shading in this section does not imply that these disclosures are of any greater importance than non-shaded tables and text, and the Risk Management disclosure should be read in its entirety.

The assets and liabilities of our Discontinued Operations have been classified as Assets of disposal group classified as held for sale and Liabilities of disposal group classified as held for sale on our 2012 Consolidated Statement of Financial Position. Comparative information for 2011 has not been restated. As a result, current year information does not include the products of the Discontinued Operations, primarily domestic U.S. variable and fixed annuities. Unless otherwise indicated, amounts presented in the sections that follow reflect the results of our Continuing Operations. When referring to segregated funds it is inclusive of segregated fund guarantees, variable annuities and investment products, and includes Run-off reinsurance in our Corporate business segment.

Our Enterprise Risk Management framework highlights five major risk categories – credit risk, market risk, insurance risk, operational risk and strategic risk.

Credit Risk

Risk Description

Credit risk is the risk of loss from amounts owed by our financial counterparties. We are subject to credit risk in connection with issuers of securities held in our investment portfolio, debtors (e.g. mortgagors), structured securities, reinsurers, derivative counterparties, other financial institutions (e.g. amounts held on deposit) and other entities. Losses may occur when a counterparty fails to make timely payments pursuant to the terms of the underlying contractual arrangement or when the counterparty’s credit rating or risk profile otherwise deteriorates. Credit risk can also arise in connection with deterioration in the value of or ability to realize on any underlying security that may be used to collateralize the debt obligation. Credit risk can occur at multiple levels, as a result of broad economic conditions, challenges within specific sectors of the economy, or from issues affecting individual companies. Events that result in defaults, impairments or downgrades of the securities in our investment portfolio would cause the Company to record realized or unrealized losses and increase our provisions for asset default, adversely impacting earnings.

Credit Risk Management Governance and Control

Credit risk is one of our key risks that is assumed in order to realize the organization’s business objectives. We endeavour to assume only the amount of credit risk that is consistent with our risk appetite and produces an appropriate rate of return on the capital employed.

The Board of Directors, the Risk Review Committee and the Governance, Nomination and Investment Committee, are responsible for providing appropriate oversight of credit risk. The investment function is responsible for day-to-day portfolio credit risk selection and underwriting and for monitoring implementation of and compliance with policies and strategies, and providing analytics support and management information reporting for all of the asset classes and for the portfolio management function. Corporate Risk Management is responsible for providing oversight of our credit risk management programs by ensuring that effective processes are in place for the ongoing identification, assessment, monitoring, reporting and mitigation of risks inherent in the organization’s activities. Specific accountabilities include ongoing policy administration of the credit risk management policy, review and monitoring of enterprise and Business Group credit risk limits, adjudication of internal risk ratings for new fixed income investments, independent validation of internal risk ratings and internal risk models, and development and coordination of credit risk reporting to the appropriate executive and Board committees. The Corporate Credit Committee enhances overall governance of credit risk management activities, with a particular focus on the oversight of enterprise level concentrations and exposures, emerging risk issues and trends in credit market movements.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2012 59

During 2012, credit risk management procedures were enhanced. In-force public and private corporate debt, as well as whole loan commercial mortgages were rated using scorecards which combine probability of default and loss given default to determine an expected loss. These scorecards now support a stochastic value at risk model which produces a distribution of losses dependent on thousands of scenarios which is used to stress test the portfolio and to uncover unintentional concentrations and correlations.

Our core principles of credit risk management include asset diversification, fundamental research and analysis of cash flows, proactive and continuous monitoring, active management and relative value assessment, all with the objective of optimizing risk-adjusted returns, with due consideration for the impacts of capital and taxation.

We employ a wide range of credit risk management practices and controls, as outlined below:

• Enterprise risk appetite and tolerance limits have been established for credit risk.
• Ongoing monitoring and reporting of credit risk sensitivities against pre-established risk tolerance limits.
• Detailed credit risk management policies, guidelines and procedures.
• Specific investment diversification requirements such as defined investment limits for asset class, geography and industry.
• Risk-based credit portfolio, counterparty and sector exposure limits.
• Mandatory use of credit quality ratings for portfolio investments which are established and reviewed regularly.
• Independent adjudication of new fixed income investment internal rating decisions and ongoing reviews of the in-force portfolio internal rating decisions.

• Comprehensive due diligence processes and ongoing credit analyses.
• Regulatory solvency requirements that include risk-based capital requirements.
• Comprehensive compliance monitoring practices and procedures including reporting against pre-established investment limits.
• Reinsurance exposures are monitored to ensure that no single reinsurer represents an undue level of credit risk.
• Stress-testing techniques, such as DCAT, are used to measure the effects of large and sustained adverse credit developments.
• Insurance contract liability provisions are established in accordance with Canadian actuarial standards of practice.
• Target capital levels exceed regulatory minimums.
• Active credit risk governance including independent monitoring and review and reporting to senior management and the Board of Directors.

Additional information concerning credit risk can be found in Note 6 to our 2012 Consolidated Financial Statements.

Market Risk

Risk Description
We are exposed to significant financial and capital market risk – the risk that the fair value or future cash flows of an insurance contract or financial instrument will fluctuate because of changes or volatility in market prices. Market risk includes: (i) equity market risk, resulting from changes in equity market prices; (ii) interest rate and spread risk, resulting from changes in interest rates or spreads; (iii) currency risk, resulting from changes in foreign exchange rates; and (iv) real estate risk, resulting from changes in real estate prices. In addition, we are subject to other price risk resulting from changes in market prices other than those arising from equity risk, interest rate and spread risk, currency risk or real estate risk, whether those changes are caused by factors specific to the individual insurance contract, financial instrument or its issuer, or factors affecting all similar financial instruments traded in the market.

These factors can also give rise to liquidity risk if we are forced to sell assets at depressed market prices in order to fund our commitments. Market changes and volatility could be the result of general capital market conditions or specific social, political or economic events.

Market Risk Management Governance and Control
We employ a wide range of market risk management practices and controls, as outlined below:

• Enterprise risk appetite and tolerance limits have been established for market risks.
• Ongoing monitoring and reporting of market risk sensitivities against pre-established risk tolerance limits.
• Detailed asset-liability and market risk management policies, guidelines and procedures.

•    Management and governance of market risks is achieved through various asset-liability management and risk committees that oversee key market risk strategies and tactics, review compliance with applicable policies and standards, and review investment and hedging performance.

• Hedging and asset-liability management programs are maintained in respect of market risks.
• Product design and pricing policy requires a detailed risk assessment and pricing provisions for material market risks.
• Stress-testing techniques, such as DCAT, are used to measure the effects of large and sustained adverse market movements.
• Insurance contract liability provisions are established in accordance with standards set forth by the Canadian actuarial standards of practice.
• Target capital levels exceed regulatory minimums.
• Active market risk governance including independent monitoring and review and reporting to senior management and the Board of Directors.

Equity Market Risk
Equity market risk is the potential for financial loss arising from declines and volatility in equity market prices. We are exposed to equity risk from a number of sources. A significant portion of our exposure to equity risk arises in connection with benefit guarantees on segregated fund contracts. These benefit guarantees are linked to underlying fund performance and may be triggered upon death, maturity, withdrawal or annuitization.

We derive a portion of our revenue from fee income generated by our asset management businesses and from certain insurance and annuity contracts where fee income is levied on account balances that generally move in line with equity market levels. Accordingly, adverse fluctuations in the market value of such assets would result in corresponding adverse impacts on our revenue and net income. In addition, declining and volatile equity markets may have a negative impact on sales and redemptions (surrenders) for this business, and this may result in further adverse impacts on our net income and financial position.

60 Sun Life Financial Inc. Annual Report 2012	Management’s Discussion and Analysis

We also have direct exposure to equity markets from the investments supporting other general account liabilities, surplus and employee benefit plans. These exposures generally fall within our risk-taking philosophy and appetite and are therefore generally not hedged.

Interest Rate and Spread Risk

Interest rate and spread risk is the potential for financial loss arising from changes or volatility in interest rates or spreads when asset and liability cash flows do not coincide. We are exposed to interest rate risk when the cash flows from assets and the policy obligations they support are significantly mismatched, as this may result in the need to either sell assets to meet policy payments and expenses or reinvest excess asset cash flows in unfavourable interest rate or spread environments. The impact of changes or volatility in interest rates or spreads is reflected in the valuation of our financial assets and liabilities for insurance contracts in respect of insurance and annuity products.

Our primary exposure to interest rate and spread risk arises from certain general account products and segregated fund contracts, which contain explicit or implicit investment guarantees in the form of minimum crediting rates, guaranteed premium rates, settlement options and benefit guarantees. If investment returns fall below guaranteed levels, we may be required to increase liabilities or capital in respect of these contracts. The guarantees attached to these products may be applicable to both past premiums collected and future premiums we have not received. Segregated fund contracts provide benefit guarantees that are linked to underlying fund performance and may be triggered upon death, maturity, withdrawal or annuitization. These products are included in our asset-liability management program and the residual interest rate exposure is managed within our risk tolerance limits.

Declines in interest rates or narrowing spreads can result in compression of the net spread between interest earned on investments and interest credited to policyholders. Declines in interest rates or narrowing spreads may also result in increased asset calls, mortgage prepayments and net reinvestment of positive cash flows at lower yields, and therefore adversely impact our profitability and financial position. In contrast, increases in interest rates or a widening of spreads may have a material impact on the value of fixed income assets, resulting in depressed market values, and may lead to losses in the event of the liquidation of assets prior to maturity.

A sustained low interest rate environment may adversely impact our earnings, regulatory capital requirements and our ability to implement our business strategy and plans in several ways, including:

•	Lower sales of certain protection and wealth products, which can in turn pressure our operating expense levels.
•	Shifts in the expected pattern of redemptions (surrenders) on existing policies.
•	Higher equity hedging costs.
•	Higher new business strain reflecting lower new business profitability.
•	Reduced return on new fixed income asset purchases.
•	The impact of changes in actuarial assumptions driven by capital market movements, including declines in fixed income reinvestment rates in our insurance contract liabilities.
•	Impairment of goodwill.
•	Additional valuation allowances against our deferred tax assets.

Significant changes or volatility in interest rates or spreads could have a negative impact on sales of certain insurance and annuity products, and adversely impact the expected pattern of redemptions (surrenders) on existing policies. Increases in interest rates or widening spreads may increase the risk that policyholders will surrender their contracts, forcing us to liquidate investment assets at a loss and accelerate recognition of certain acquisition expenses. While we have established hedging programs in place and our insurance and annuity products often contain surrender mitigation features, these may not be sufficient to fully offset the adverse impact of the underlying losses.

We also have direct exposure to interest rates and spreads from investments supporting other general account liabilities, surplus and employee benefit plans. Lower interest rates or a narrowing of spreads will result in reduced investment income on new fixed income asset purchases. Conversely, higher interest rates or wider spreads will reduce the value of our existing assets. These exposures generally fall within our risk-taking philosophy and appetite and are therefore generally not hedged.

Market Risk Sensitivities
We utilize a variety of methods and measures to quantify our market risk exposures. These include duration management, key rate duration techniques, convexity measures, cash flow gaps, scenario testing, and sensitivity testing of earnings and regulatory capital ratios versus risk tolerance limits which are calibrated to our risk appetite.

Our earnings are affected by the determination of policyholder obligations under our annuity and insurance contracts. These amounts are determined using internal valuation models and are recorded in our Consolidated Financial Statements, primarily as insurance contract liabilities. The determination of these obligations requires management to make assumptions about the future level of equity market performance, interest rates (including credit and swap spreads) and other factors over the life of our products. Differences between our actual experience and our best estimate assumptions are reflected in our financial statements.

The market value of our investments in fixed income and equity securities fluctuate based on movements in interest rates and equity markets. The market value of fixed income assets designated as AFS that are held primarily in our surplus segment increases (decreases) with declining (rising) interest rates. Similarly, the market value of equities designated as AFS and held primarily in our surplus segment increases (decreases) with rising (declining) equity markets. Changes in the market value of AFS assets flow through OCI and are only recognized in net income when realized upon sale, or when considered impaired. The amount of realized gains (losses) recorded in net income in any period is equal to the initial unrealized gains (losses) or OCI position at the start of the period plus the change in market values during the current period up to the point of sale for those assets which were sold. The sale of AFS assets held in surplus can therefore have the effect of modifying our net income sensitivity.

In 2012, we realized $126 million (pre-tax) in net gains on the sale of AFS assets for Continuing Operations. At December 31, 2012, the net unrealized gains or OCI position on AFS fixed income and equity assets for Continuing Operations was $446 million and $86 million, respectively, after-tax.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2012 61

The following table sets out the estimated immediate impact or sensitivity of our net income, OCI and Sun Life Assurance’s MCCSR ratio to certain instantaneous changes in interest rates and equity market prices as at December 31, 2012 and December 31, 2011.

Interest rate and equity market sensitivities
As at December 31, 2012(1)
Interest rate sensitivity(2)	100 basis point decrease	50 basis point decrease	50 basis point increase	100 basis point increase
Potential impact on net income ($ millions)(3)
Individual Insurance	$(300)	$(150)	$100	$200
Segregated Fund Guarantees(4)	–	–	–	–
Fixed Annuity and Other	–	–	–	$(50)
Total	$(300)	$(150)	$100	$150
Potential impact on OCI ($ millions)(5)	$300	$150	$(150)	$(300)
Potential impact on MCCSR (percentage points)(6)	6% points decrease	3% points decrease	1% point increase	3% points increase
Equity markets sensitivity(7)	25% decrease	10% decrease	10% increase	25% increase
Potential impact on net income ($ millions)(3)	$(150)	$(50)	$50	$100
Potential impact on OCI ($ millions)(5)	$(150)	$(50)	$50	$150
Potential impact on MCCSR (percentage points)(6)	8% points decrease	3% points decrease	4% points increase	5% points increase

As at December 31, 2011(1)
Interest rate sensitivity(2)	100 basis point decrease	50 basis point decrease	50 basis point increase	100 basis point increase
Potential impact on net income ($ millions)(3)
Individual Insurance	$(400)	$(200)	$150	$250
Segregated Fund Guarantees(4)	$(250)	$(100)	$100	$200
Fixed Annuity and Other	$(50)	–	–	$50
Total	$(700)	$(300)	$250	$500
Potential impact on OCI ($ millions)(5)	$350	$200	$(150)	$(350)
Potential impact on MCCSR (percentage points)(6)	9% points decrease	3% points decrease	3% points increase	7% points increase
Equity markets sensitivity(7)	25% decrease	10% decrease	10% increase	25% increase
Potential impact on net income ($ millions)(3)	$(350)	$(150)	$100	$200
Potential impact on OCI ($ millions)(5)	$(150)	$(50)	$50	$150
Potential impact on MCCSR (percentage points)(6)	6% points decrease	2% points decrease	3% points increase	4% points increase

(1)   Amounts as at December 31, 2012 do not include the impact of assets and liabilities of the Discontinued Operations. Comparative amounts in 2011 have not been restated. Net income and OCI sensitivities have been rounded to the nearest $50 million.

(2)   Represents a parallel shift in assumed interest rates across the entire yield curve as at December 31, 2012 and December 31, 2011, respectively. Variations in realized yields based on factors such as different terms to maturity and geographies may result in realized sensitivities being significantly different from those illustrated above. Sensitivities include the impact of re-balancing interest rate hedges for segregated funds at 10 basis point intervals (for 50 basis point changes in interest rates) and at 20 basis point intervals (for 100 basis point changes in interest rates).

(3)   The market risk sensitivities include the estimated mitigation impact of our hedging programs in effect as at December 31, 2012 and December 31, 2011, respectively, and include new business added and product changes implemented prior to such dates.

(4)   Segregated Fund Guarantees is inclusive of segregated funds, variable annuities and investment products, and includes Run off reinsurance in our Corporate business segment.

(5)   A portion of assets designated as AFS are required to support certain policyholder liabilities and any realized gains (losses) on these securities would result in a commensurate increase (decrease) in actuarial liabilities, with no net income impact in the reporting period.

(6)   The MCCSR sensitivities illustrate the impact on Sun Life Assurance as at December 31, 2012 and December 31, 2011, respectively. This excludes the impact on assets and liabilities that are included in SLF Inc. but not included in Sun Life Assurance.

(7)   Represents the respective change across all equity markets as at December 31, 2012 and December 31, 2011, respectively. Assumes that actual equity exposures consistently and precisely track the broader equity markets. Since in actual practice equity-related exposures generally differ from broad market indices (due to the impact of active management, basis risk and other factors), realized sensitivities may differ significantly from those illustrated above. Sensitivities include the impact of re-balancing equity hedges for segregated funds at 2% intervals (for 10% changes in equity markets) and at 5% intervals (for 25% changes in equity markets).

Our net income sensitivity to interest rates and equity markets has decreased since December 31, 2011. Approximately one third of the decrease in interest rate sensitivity and nearly all of the decrease in equity market sensitivity results from assets and liabilities of the Discontinued Operations which are separately classified as Assets of disposal group classified as held for sale and Liabilities of disposal group classified as held for sale and are not included in our December 31, 2012 sensitivities. Our interest rate sensitivities have also decreased since December 31, 2011 as a result of increased hedging done throughout 2012 in our segregated fund and individual insurance lines of business. The balance of the change results primarily from changes in actuarial methods, assumptions and modelling, which have reduced the sensitivity of our liabilities and net income to interest rates. In addition, included in our Discontinued Operations are asset-backed securities which we expect to retain and redeploy as assets backing liabilities in the Continuing Operations upon sale of our U.S. Annuity Business. As at December 31, 2012 we estimate that these assets would not have a material impact on our net income sensitivity to interest rates.

62 Sun Life Financial Inc. Annual Report 2012	Management’s Discussion and Analysis

We used a 50 basis point change in interest rates and a 10% change in our equity markets to determine the above sensitivities because we believe that these market shocks were reasonably possible as at December 31, 2012. We have also disclosed the impact of a 100 basis point change in interest rates and a 25% change in equity markets to illustrate that significant changes in interest rates and equity market levels may result in other than proportionate impacts on our sensitivities at more significant market movements.

Credit Spread and Swap Spread Sensitivities

We have estimated the immediate impact or sensitivity of our shareholder net income attributable to certain instantaneous changes in credit and swap spreads. The credit spread sensitivities reflect the impact of changes in credit spreads on non-sovereign fixed income assets, including provincial governments, corporate bonds and other fixed income assets. The swap spread sensitivities reflect the impact of changes in swap spreads on swap-based derivative positions.

As of December 31, 2012, we estimate that an increase of 50 basis points in credit spread levels would increase net income by approximately $125 million and a decrease of 50 basis points in credit spread levels would decrease net income by approximately $125 million. In most instances, credit spreads are assumed to revert to long-term actuarial liability assumptions generally over a five-year period.

As of December 31, 2012, we estimate that a 20 basis point increase in swap spread levels would decrease net income by approximately $25 million and a decrease of 20 basis points in swap spread levels would increase net income by approximately $50 million.

The spread sensitivities assume parallel shifts in the indicated spreads (i.e. equal shift across the entire spread term structure). Variations in realized spread changes based on different terms to maturity, geographies, asset class/derivative types, underlying interest rate movements and ratings may result in realized sensitivities being significantly different from those provided above. The credit spread sensitivity estimates also exclude any credit spread impact that may arise in connection with any asset positions held in segregated funds. Spread sensitivities are provided for the consolidated entity and may not be proportional across all reporting segments. Please refer to the section “Additional Cautionary Language and Key Assumptions Related to Sensitivities” for important additional information regarding these estimates.

Market Risk Management Strategies

Market risk is managed at all stages during the product life cycle including appropriate product design and development, ongoing review and positioning of the Company’s suite of products, and ongoing asset-liability management and hedge re-balancing.

We have implemented asset-liability management and hedging programs involving regular monitoring and adjustment of market risk exposures using assets, derivative instruments and repurchase agreements to maintain market risk exposures within our risk tolerances. The general availability and cost of these hedging instruments may be adversely impacted by a number of factors including changes in market levels and volatility, and changes in the general market and regulatory environment within which these hedging programs operate. In addition, these programs may themselves expose us to other risks.

Our market risk management strategies are developed based on policies and operating guidelines at the enterprise level, business group level and product level. Liabilities having a similar risk profile are grouped together and a customized investment and/or hedging strategy is developed and implemented to optimize return within our risk appetite and tolerances.

In general, market risk exposure is mitigated by the assets supporting our products. This includes holdings of fixed income assets such as bonds and mortgages. Derivative instruments may supplement these assets to reduce the risk from cash flow mismatches and mitigate the market risk associated with liability features and optionality. The following table sets out the use of derivatives across a number of our products as at December 31, 2012.

Asset Liability Management Applications for Derivative Usage

The primary uses of derivatives in our Continuing Operations are set out in the table below.

Products/Application	Uses of Derivative	Derivatives Used
General asset-liability management – interest rate risk exposure in relation to most insurance and annuity products	To manage the sensitivity of the duration gap between assets and liabilities to interest rate changes	Interest rate swaps and swaptions
Guarantees on insurance and annuity contracts – minimum interest rate guarantees, guaranteed surrender values, guaranteed annuitization options	To limit potential financial losses from significant reductions in asset earned rates relative to contract guarantees	Swaptions, floors, interest rate swaps, futures on interest rates and spread locks on interest rates
Segregated fund guarantees	To manage the exposure of product guarantees sensitive to movement in equity market and interest rate levels	Put and call options on equity indices, futures on equity indices, government debt securities, interest rate swaps and futures, and foreign exchange forwards
Currency exposure in relation to asset-liability management	To reduce the sensitivity to currency fluctuations by matching the value and cash flows of specific assets denominated in one currency with the value and cash flows of the corresponding liabilities denominated in another currency	Currency swaps and forwards

General Account Insurance and Annuity Products

Most of our expected sensitivity to interest rate risk for Continuing Operations is derived from our general account insurance and annuity products. We have implemented market risk management strategies to mitigate a portion of the market risk related to our general account insurance and annuity products.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2012 63

Individual insurance products include universal life and other long-term life and health insurance products. A major source of market risk exposure for individual insurance products is the reinvestment risk related to future premiums and the guaranteed cost of insurance. Interest rate risk for individual insurance products is typically managed on a duration basis, within tolerance ranges set out in the applicable investment policy or guidelines. Targets and limits are established so that the level of residual exposure is commensurate with our risk tolerance. Exposures are monitored frequently, and assets are rebalanced as necessary to maintain compliance within policy limits using a combination of assets and derivative instruments. A portion of the longer-term cash flows are backed with equities and real estate.

For participating insurance products and other insurance products with adjustability features the investment strategy objective is to provide a total rate of return given a constant risk profile over the long term.

Fixed annuity products generally provide the policyholder with a guaranteed investment return or crediting rate. Interest rate risk for these products is typically managed on a duration basis, within tolerance ranges set out in the applicable investment guidelines. Targets and limits are established such that the level of residual exposure is commensurate with our risk tolerance. Exposures are monitored frequently, and are re-balanced as necessary to maintain compliance within prescribed tolerances using a combination of fixed income assets and derivative instruments.

Certain insurance and annuity products contain minimum interest rate guarantees. Market risk management strategies are implemented to limit potential financial loss due to significant reductions in asset earned rates relative to contract guarantees. These typically involve the use of hedging strategies utilizing interest rate derivatives such as interest rate floors, swaps and swaptions.

Certain insurance and annuity products contain features which allow the policyholder to surrender their policy at book value. Market risk management strategies are implemented to limit the potential financial loss due to changes in interest rate levels and policyholder behaviour. These typically involve the use of hedging strategies such as dynamic option replication and the purchase of interest rate swaptions.

Certain products have guaranteed minimum annuitization rates. This exposure is hedged using both assets and derivative instruments. Interest rate derivatives used in the hedging strategy may include interest rate swaps and swaptions.

Segregated Fund Guarantees

Approximately one third of our expected sensitivity to equity market risk and a small amount of interest rate risk sensitivity for Continuing Operations is derived from segregated fund products. These products provide benefit guarantees, which are linked to underlying fund performance and may be triggered upon death, maturity, withdrawal or annuitization. The cost of providing for the guarantees in respect of our segregated fund contracts is uncertain and will depend upon a number of factors including general capital market conditions, our hedging strategies, policyholder behaviour and mortality experience, each of which may result in negative impacts on net income and capital.

The following table provides information with respect to the guarantees provided in our segregated fund businesses.

Segregated Fund Risk Exposures

($ millions)	December 31, 2012(1)
	Fund value	Amount at risk(2)	Value of guarantees(3)	Insurance contract liabilities(4)
SLF Canada	12,283	554	11,731	488
SLF U.S.	4,062	238	4,164	101
Run-off reinsurance(5)	2,335	597	2,106	500
Total of Continuing Operations	18,680	1,389	18,001	1,089

($ millions)	December 31, 2011(1)(6)
	Fund value	Amount at risk(2)	Value of guarantees(3)	Insurance contract liabilities(4)
SLF Canada	11,823	769	11,704	655
SLF U.S.	24,692	3,123	26,914	1,997
Run-off reinsurance(4)	2,542	642	2,267	536
Total	39,057	4,534	40,885	3,188
(1)	Amounts as at December 31, 2012 do not include the impact of assets and liabilities of the Discontinued Operations. Comparative 2011 amounts have not been restated.
(2)	The “amount at risk” represents the excess of the value of the guarantees over fund values on all policies where the value of the guarantees exceeds the fund value. The amount at risk is not currently payable as the guarantees are only payable upon death, maturity, withdrawal or annuitization if fund values remain below guaranteed values.
(3)	For guaranteed lifetime withdrawal benefits, the “value of guarantees” is calculated as the present value of the maximum future withdrawals assuming market conditions remain unchanged from current levels. For all other benefits, the value of guarantees is determined assuming 100% of the claims are made at the valuation date.
(4)	The “insurance contract liabilities” represent management’s provision for future costs associated with these guarantees and include a provision for adverse deviation in accordance with Canadian actuarial standards of practice.
(5)	The Run-off reinsurance business includes risks assumed through reinsurance of variable annuity products issued by various North American insurance companies between 1997 and 2001. This line of is part of a closed block of reinsurance which is included in our Corporate segment.
(6)	Fund value and value of guarantees for SLF U.S. as at December 31, 2011 have been restated to reflect a change in methodology adopted in 2012.

The movement of the items in the table above from December 31, 2011 to December 31, 2012 was primarily as a result of the following factors:

(i)	Fund values decreased due to the exclusion of the Discontinued Operations and the strengthening of the Canadian dollar against the U.S. dollar, partially offset by favourable equity market movements.
(ii)	The amount at risk decreased due to exclusion of the Discontinued Operations and favourable equity market movements.

64 Sun Life Financial Inc. Annual Report 2012	Management’s Discussion and Analysis

(iii)	The value of guarantees decreased due to exclusion of the Discontinued Operations and the strengthening of the Canadian dollar against the U.S. dollar.
(iv)	Insurance contract liabilities decreased due to the exclusion of the Discontinued Operations and favourable equity market movements.

Segregated Fund Hedging

We have implemented hedging programs, involving the use of derivative instruments, to mitigate a portion of the cost of interest rate and equity market-related volatility in providing for segregated fund guarantees. As at December 31, 2012, over 90% of our segregated fund contracts, as measured by associated fund values, were included in a hedging program. While a large percentage of contracts are included in the hedging program, not all of our equity and interest rate exposure related to these contracts is hedged. For those segregated fund contracts included in the hedging program, we generally hedge the value of expected future net claims costs and a portion of the policy fees as we are primarily focused on hedging the expected economic costs associated with providing these guarantees.

The following table illustrates the impact of our hedging program related to our sensitivity to a 50 basis point and 100 basis point decrease in interest rates and 10% and 25% decrease in equity markets for segregated fund contracts as at December 31, 2012.

Impact of Segregated Fund Hedging for Continuing Operations ($ millions)

	Changes in Interest Rates(3)		Changes in Equity Markets(4)
Net income sensitivity(1)(2)	50 basis point decrease	100 basis point decrease	10% decrease	25% decrease
Before hedging	(200)	(400)	(200)	(650)
Hedging impact	200	400	200	600
Net of hedging	–	–	–	(50)
(1)	Since the fair value of benefits being hedged will generally differ from the financial statement value (due to different valuation methods and the inclusion of valuation margins in respect of financial statement values), this approach will result in residual volatility to interest rate and equity market shocks in reported income and capital. The general availability and cost of these hedging instruments may be adversely impacted by a number of factors, including volatile and declining equity and interest rate market conditions.
(2)	Amounts as at December 31, 2012 do not include the impact of assets and liabilities of the Discontinued Operations. Net income sensitivities have been rounded to the nearest $50 million.
(3)	Represents a parallel shift in assumed interest rates across the entire yield curve as at December 31, 2012. Variations in realized yields based on factors such as different terms to maturity and geographies may result in realized sensitivities being significantly different from those illustrated above. Sensitivities include the impact of re-balancing interest rate hedges for segregated funds at 10 basis point intervals (for 50 basis point changes in interest rates) and at 20 basis point intervals (for 100 basis point changes in interest rates).
(4)	Represents the change across all equity markets as at December 31, 2012. Assumes that actual equity exposures consistently and precisely track the broader equity markets. Since in actual practice equity-related exposures generally differ from broad market indices (due to the impact of active management, basis risk and other factors), realized sensitivities may differ significantly from those illustrated above. Sensitivities include the impact of re-balancing equity hedges for segregated funds at 2% intervals (for 10% changes in equity markets) and at 5% intervals (for 25% changes in equity markets).

Our hedging strategy is applied both at the line of business/product level and enterprise level using a combination of longer-dated put options and dynamic hedging techniques (i.e. frequent re-balancing of short-dated interest rate and equity derivative contracts). We actively monitor our overall market exposure and may implement tactical hedge overlay strategies (primarily in the form of futures contracts) in order to align expected earnings sensitivities with enterprise risk management objectives.

Real Estate Risk

We are exposed to real estate risk arising from fluctuations in the value of, or future cash flows on real estate classified as investment properties. We may experience financial losses resulting from the direct ownership of real estate investments or indirectly through fixed income investments secured by real estate property, leasehold interests, ground rents and purchase and leaseback transactions. Real estate price risk may arise from external market conditions, inadequate property analysis, inadequate insurance coverage, inappropriate real estate appraisals or from environmental risk exposures. We hold direct real estate investments that support general account liabilities and surplus, and fluctuations in value will impact our profitability and financial position. An instantaneous 10% decrease in the value of our direct real estate investments as at December 31, 2012 would decrease net income by approximately $150 million. Conversely, an instantaneous 10% increase in the value of our direct real estate investments as at December 31, 2012 would increase net income by approximately $150 million.

Additional Cautionary Language and Key Assumptions Related to Sensitivities

Our market risk sensitivities are forward-looking information. They are measures of our estimated net income and OCI, to changes in interest rate and equity market price levels described above, based on interest rates, equity market prices and business mix in place as at the respective calculation dates. These sensitivities are calculated independently for each risk factor, generally assuming that all other risk variables stay constant. The sensitivities do not take into account indirect effects such as potential impacts on goodwill impairment or the valuation allowance on deferred tax assets. The sensitivities are provided for the consolidated entity and may not be proportional across all reporting segments. Actual results can differ materially from these estimates for a variety of reasons, including differences in the pattern or distribution of the market shocks, the interaction between these risk factors, model error, or changes in other assumptions such as business mix, effective tax rates, policyholder behaviour, currency exchange rates and other market variables relative to those underlying the calculation of these sensitivities. The potential extent to which actual results may differ from the indicative ranges will generally increase with larger capital market movements. Our sensitivities as at December 31, 2011 have been included for comparative purposes only.

We have also provided measures of our net income sensitivity to instantaneous changes in credit spreads, swap spreads, real estate price levels and capital sensitivities to changes in interest rates and equity price levels. These sensitivities are also forward-looking statements and MCCSR ratio sensitivities are non-IFRS financial measures. For additional information, see Use of Non-IFRS Financial Measures. The cautionary language which appears in this section is also applicable to the credit spread, swap spread, real estate and MCCSR ratio sensitivities. In particular, these sensitivities are based on interest rates, credit and swap spreads, equity market and real estate price levels as at the respective calculation dates and assume that all other risk variables remain constant. Changes in interest rates, credit and swap spreads, equity market and real estate prices in excess of the ranges illustrated may result in other-than-proportionate impacts.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2012 65

The sensitivities reflect the composition of our assets and liabilities as at December 31, 2012 and December 31, 2011. Changes in these positions due to new sales or maturities, asset purchases/sales or other management actions could result in material changes to these reported sensitivities. In particular, these sensitivities reflect the expected impact of hedging activities based on the hedge assets and programs in place as at the December 31 calculation dates. The actual impact of these hedging activities can differ materially from that assumed in the determination of these indicative sensitivities due to ongoing hedge re-balancing activities, changes in the scale or scope of hedging activities, changes in the cost or general availability of hedging instruments, basis risk (the risk that hedges do not exactly replicate the underlying portfolio experience), model risk and other operational risks in the ongoing management of the hedge programs or the potential failure of hedge counterparties to perform in accordance with expectations.

The sensitivities are based on methods and assumptions in effect as at December 31, 2012 and December 31, 2011, as applicable. Changes in the regulatory environment, accounting or actuarial valuation methods, models or assumptions after this date could result in material changes to these reported sensitivities. Changes in interest rates and equity market prices in excess of the ranges illustrated may result in other-than-proportionate impacts.

Our hedging programs may themselves expose us to other risks, including basis risk (the risk that hedges do not exactly replicate the underlying portfolio experience), derivative counterparty credit risk, and increased levels of liquidity risk, model risk, and other operational risks. These factors may adversely impact the net effectiveness, costs and financial viability of maintaining these hedging programs and therefore adversely impact our profitability and financial position. While our hedging programs include various elements aimed at mitigating these effects (for example, hedge counterparty credit risk is managed by maintaining broad diversification, dealing primarily with highly rated counterparties and transacting through ISDA agreements that generally include applicable credit support annexes), residual risk and potential reported earnings and capital volatility remain.

For the reasons outlined above, these sensitivities should only be viewed as directional estimates of the underlying sensitivities of each factor under these specialized assumptions, and should not be viewed as predictors of our future net income, OCI and capital sensitivities. Given the nature of these calculations, we cannot provide assurance that actual impact will be consistent with the estimates provided.

Information related to market risk sensitivities and guarantees related to segregated fund products should be read in conjunction with the information contained in the Outlook, Critical Accounting Policies and Estimates and Risk Management sections in our annual MD&A and in the Risk Factors and Regulatory Matters sections in our AIF.

Currency Risk
Currency risk is the result of mismatches in the currency of our assets and liabilities (inclusive of capital), and cash flows. This risk may arise from a variety of sources such as foreign currency transactions and services, foreign exchange hedging, investments denominated in foreign currencies, investments in foreign subsidiaries and net income from foreign operations.

As an international provider of financial services, we operate in a number of countries, with revenues and expenses denominated in several local currencies. In each country in which we operate, we generally maintain the currency profile of assets so as to match the currency of aggregate liabilities and required surplus. This approach provides an operational hedge against disruptions in local operations caused by currency fluctuations. Foreign exchange derivative contracts such as currency swaps and forwards are used as a risk management tool to manage the currency exposure in accordance with our asset-liability risk management policy. As at December 31, 2012 and December 31, 2011, the Company did not have a material currency risk exposure on a functional currency basis.

Changes in exchange rates can, however, affect our net income and surplus when results in functional currencies are translated into Canadian dollars. Net income earned outside of Canada is generally not currency hedged and a weakening in the local currency of our foreign operations relative to the Canadian dollar can have a negative impact on our net income reported in Canadian currency, and vice versa.

Insurance Risk

Risk Description

Insurance risk is the uncertainty of product performance due to differences between the actual experience and expected assumptions affecting amounts of claims, benefits payments, expenses and the cost of embedded options and guarantees related to insurance risks. This risk class includes risk factors relating to product development and pricing, mortality, morbidity, longevity, policyholder behaviour, expense and reinsurance.

Insurance Risk Management Governance and Control

Insurance risk is managed through a number of enterprise-wide controls addressing a wide range of insurance risk factors, as follows:

•	Enterprise risk appetite and tolerance limits have been established for longevity, mortality and morbidity risk.
•	Ongoing monitoring and reporting of insurance risk sensitivities against pre-established risk tolerance limits.
•	Enterprise-insurance underwriting and claims management policy, product design and pricing policy and reinsurance ceded policy.
•

Our global underwriting manual aligns underwriting practices with our corporate risk management standards and ensures a consistent approach in insurance underwriting. Policies and procedures, including criteria for approval of risks and for claims adjudication are established for each business segment.

•	Product design and pricing policy requires detailed risk assessment and provision for material insurance risks.
•	Insurance contract liability provisions are established in accordance with the Canadian actuarial standards of practice.
•	Target capital levels exceed regulatory minimums.

66 Sun Life Financial Inc. Annual Report 2012	Management’s Discussion and Analysis

•	Board approved maximum retention limits (amounts issued in excess of these limits are reinsured).
•	Various limits, restrictions and fee structures are introduced into plan designs in order to establish more homogeneous policy risk profile and limit potential for anti-selection.
•	Enterprise underwriting and risk selection standards with oversight by corporate underwriting and claims risk management function.
•	Diversification and risk pooling is managed by aggregation of broad exposures across product lines, geography, distribution channels etc.
•	Company specific and industry level experience studies and Source of Earnings analysis are monitored and factored into ongoing valuation, renewal and new business pricing processes.
•	Stress-testing techniques, such as DCAT, are used to measure the effects of large and sustained adverse movements in insurance risk factors.
•

Reinsurance ceded policy establishes acceptance criteria and protocols to monitor the level of reinsurance ceded to any single reinsurer or group of reinsurers. Our reinsurance counterparty risk profile is monitored closely, including through annual reporting to the Risk Review Committee of the Board.

We use reinsurance to limit losses, minimize exposure to significant risks and to provide additional capacity for growth. Our Underwriting and Claims Liability Management Policy sets maximum global retention limits and related management standards and practices which are applied to reduce our exposure to large claims. Amounts in excess of the Board approved maximum retention limits are reinsured. Our maximum global retention limits are unchanged from 2011. On a single life or joint-first-to-die basis our retention limit is $25 million in Canada and is US$25 million outside of Canada. For survivorship life insurance, our maximum global retention limit is $30 million in Canada and is US$30 million outside of Canada. In certain markets and jurisdictions retention levels below the maximum are applied. Reinsurance is utilized for numerous products in most business segments, and placement is done on an automatic basis for defined insurance portfolios and on a facultative basis for individual risks with certain characteristics. Reinsurance is used to provide catastrophic mortality and morbidity coverage for the Canadian GB business.

Our reinsurance coverage is well-diversified and controls are in place to manage exposure to reinsurance counterparties. Reinsurance exposures are monitored to ensure that no single reinsurer represents an undue level of credit risk. While reinsurance arrangements provide for the recovery of claims arising from the liabilities ceded, we retain primary responsibility to the policyholders.

Operational Risk

Risk Description

Operational risk is the uncertainty arising from larger than expected losses or damage to finances or reputation resulting from inadequate or failed internal processes, controls, people, systems, or from external events. Operational risk is naturally present in all of our business activities and encompasses a broad range of risks, including those pertaining to legal and regulatory compliance, business interruption, model risk, information system security and privacy, outsourcing, theft and fraud, environmental risk, human resource management, liquidity risk, processing errors, complex modelling and damage to physical assets. Operational risk management is embedded in the practices utilized to manage other risks and, therefore, if not managed effectively, operational risk can impact our ability to manage other key risks such as credit risk, market, liquidity and insurance risk.

Operational Risk Management Governance and Control

Our governance practices, corporate values, Code of Conduct and enterprise-wide approach to managing risk set the foundation for mitigation of operational risks. Our Code of Conduct sets the tone for a strong ethical culture, and we regularly review and update the Code of Conduct to ensure that it continues to meet the expectations of regulators and other stakeholders. All our employees must reconfirm annually their understanding of and commitment to comply with the Code of Conduct.

We enhance this foundation by establishing appropriate internal controls and systems, compensation programs, and by seeking to hire and retain trained and competent people throughout the organization. We align compensation programs with business strategy, long-term shareholder value and good governance practices, and we benchmark them against peer companies. We perform ongoing monitoring and reporting of all significant operational risks, including regular briefings to senior management and Board Committees. In addition, operational risk taxonomy has been developed for establishing consistency in our operational risk practices.

Through our corporate insurance program, we transfer a portion of our operational risk exposure by purchasing enterprise and local insurance coverage that provides some protection against unexpected material losses resulting from events such as criminal activity, property loss or damage and liability exposures, or that satisfies legal requirements and contractual obligations.

The following is a description of enterprise risk management programs for key operational risks that could materially impact our ability to do business or our reputation.

Legal and Regulatory Risk

As a result of our global activities, we are subject to extensive regulatory oversight by insurance and financial services regulators in the jurisdictions in which we conduct business. Failure to comply with applicable laws or to conduct our business consistent with changing regulatory or public expectations could adversely impact our reputation and may lead to regulatory proceedings, penalties, litigation or an inability to carry out our business strategy.

Our Chief Compliance Officer oversees our comprehensive enterprise-wide compliance framework, which is consistent with regulatory guidance from OSFI and other regulators. This framework promotes proactive, risk-based management of compliance and regulatory risk, and includes: enterprise and business segment policies, standards and operating guidelines, programs to promote awareness of laws and regulations that impact us, ongoing monitoring of emerging legal issues and regulatory changes, and training programs. There are also new employee orientation programs that include anti-money laundering and anti-terrorist financing, privacy and information security risk management. To ensure effective oversight and implementation, the framework is supported by an enterprise network of compliance officers and the general counsel in each business segment. The Chief Compliance Officer reports regularly to the Board of Directors on the state of enterprise compliance, key compliance risks, emerging regulatory trends, escalation of key issues and key compliance indicators.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2012 67

Human Resources Risk

We compete with other insurance companies and financial institutions for qualified executives, employees and agents. Competition for the best people is intense and an inability to recruit, develop and retain qualified individuals may impede our ability to execute our business strategies or to conduct our operations. To manage these risks, we have established and implemented comprehensive human resource policies, practices and programs throughout the organization. These include: employee training and development programs; compensation programs designed to attract, motivate and retain high-performing employees, and to encourage sound risk management practices by all employees; leadership review processes to assess talent and leadership development programs to build leadership bench strength and depth to succession options; and monitoring employee engagement through enterprise-wide engagement surveys and implementing strategies to address any issues.

Model Risk

We use highly complex models to support many business functions including pricing, valuation, asset liability management and risk management. To manage model risk, we have established an enterprise-wide model risk management program including policies and operating guidelines, which outline risk-based requirements for maintaining inventories of significant models, model risk assessment, controls, documentation, change management, testing and periodic independent reviews.

Technology Risk

We use technology to support virtually all aspects of our business and operations. To manage the risks associated with our technology infrastructure, we have implemented a number of policies, standards and controls through our technology approval and governance model to ensure ongoing operational integrity, systems availability, data integrity and information security. A system development methodology and process has been designed and implemented. Our global technology infrastructure is overseen by the Chief Information Officer.

Business Interruption Risk

Disruption to operations or systems from man-made or natural disasters may occur. To manage this risk, we have implemented an enterprise-wide Business Continuity program to facilitate the recoverability of critical business operations. Our Chief Information Officer is responsible for oversight of the enterprise business continuity program, which includes business continuity planning, crisis management and disaster recovery.

Our policies, standards and operating guidelines establish consistent processes and procedures. These policies and programs are designed to ensure that, to the extent practically possible, key business functions can continue and normal operations can resume effectively and efficiently should a major disruption occur. These programs are updated and tested on a regular basis, and each business segment maintains its own business continuity plan under the oversight of the global business continuity program. We also have off-site backup facilities and failover capability designed to minimize downtime and accelerate recovery time.

Information Security and Privacy Risks

Security governance is the foundation for establishing and maintaining a secure environment. Information security breaches could occur and may result in inappropriate use or release of personal and confidential information. To mitigate this risk, we have implemented an enterprise-wide security program which is overseen by the Chief Information Officer. This program encompasses the governance framework for security in the Company through policies, standards and controls to protect information and computer systems that are aligned to recognized industry standards and are compliant with applicable laws and regulations. In addition, we conduct mandatory security awareness training for all employees annually. An incident management process is established for monitoring and managing security events.

Privacy breaches could occur and may result in unauthorized disclosure or use of personal information. Many jurisdictions in which we do business are developing and implementing more stringent privacy legislation. In order to mitigate this risk, we have implemented a global privacy program which includes a global privacy commitment, policies and standards, ongoing monitoring of emerging privacy legislation and a network of privacy officers. Processes have been established to provide guidance on handling personal information and for reporting privacy incidents and issues to appropriate management for response and resolution. Enterprise-wide oversight is provided by the Chief Privacy Officer.

Outsourcing Risk

We choose to outsource some services to external third parties, including information technology, operations and investment management. There is a risk that these third parties may be unable to meet their ongoing service commitments, which could jeopardize our business. To manage this risk, we have established an enterprise-wide outsourcing policy which is consistent with OSFI requirements. Our outsourcing program includes specific requirements for risk management programs to manage each significant outsourcing arrangement, and also includes annual reporting to the Board of Directors.

Environmental Risk

An environmental issue on a property owned by us or on any property with which we are affiliated could result in financial or reputational loss. As an organization we are committed to conducting our business activities in a manner that recognizes the need to preserve the quality of the environment. An environmental risk management program is maintained to help protect investment assets (primarily real estate, mortgage and structured finance portfolios where such assets are central to the underlying credit) from losses due to environmental issues and to help ensure compliance with applicable laws. We have programs in place across our real estate portfolio to identify and mitigate environmental risks, to conserve energy and to reduce waste. In providing credit to borrowers or making equity investments in private firms, we take reasonable steps to assess that counterparties are environmentally responsible.

Our operations have an impact on the environment, which also carry a measure of risk of financial and reputational loss. These practices and impacts include, but are not limited to, operating footprint, carbon disclosure and contribution to climate change, response to emerging environmental regulatory and public policy developments, and supplier and corporate client environmental impacts and practices. External factors such as corporate client expectations around environmental performance, resource constraints, impact of climate change and costs associated with adaptation are also potential sources of environmental risk.

Our cross-functional North American Investments Environmental Committee works to identify and act on environmental risks and opportunities. We report on environmental management annually in the Public Accountability Statement and Sustainability Report.

68 Sun Life Financial Inc. Annual Report 2012	Management’s Discussion and Analysis

Liquidity Risk

We generally maintain a conservative liquidity position and employ a wide range of liquidity risk management practices and controls, which are described below:

•	Liquidity is managed in accordance with our liquidity policies and operating guidelines.
•

Stress testing of our liquidity is performed by comparing liquidity coverage ratios under one-month and one-year stress scenarios to our policy thresholds. These liquidity ratios are measured and managed at the enterprise and business segment level.

•

Cash management and asset-liability management programs support our ability to maintain our financial position by ensuring that sufficient cash flow and liquid assets are available to cover potential funding requirements. We invest in various types of assets with a view of matching them to our liabilities of various durations.

•	Target capital levels exceed regulatory minimums. We actively manage and monitor our capital and asset levels, and the diversification and credit quality of our investments.
•	We maintain various credit facilities for general corporate purposes.
•	We also maintain liquidity contingency plans for the management of liquidity in the event of a liquidity crisis.

The following table summarizes the contractual maturities of our significant financial liabilities and contractual commitments as at December 31, 2012, and December 31, 2011.

Financial Liabilities and Contractual Obligations

December 31, 2012(1) ($ millions)	Within 1 year	1 year to 3 years	3 years to 5 years	Over 5 years	Total
Insurance and investment contract liabilities(2)	10,003	7,871	7,215	146,640	171,729
Senior debentures and unsecured financing(3)	121	241	241	5,260	5,863
Subordinated debt(3)	157	463	292	3,543	4,455
Innovative capital instruments(3)	44	87	87	1,788	2,006
Bond repurchase agreements	1,395	–	–	–	1,395
Accounts payable and accrued expenses	4,330	–	–	–	4,330
Borrowed funds(3)	31	117	139	124	411
Total liabilities	16,081	8,779	7,974	157,355	190,189
Contractual commitments(4)
Contractual loans, equities and mortgages	583	345	79	196	1,203
Operating leases	56	84	66	146	352
Total contractual commitments	639	429	145	342	1,555

December 31, 2011(1) ($ millions)	Within 1 year	1 year to 3 years	3 years to 5 years	Over 5 years	Total
Insurance and investment contract liabilities(2)	11,083	11,018	9,202	146,539	177,842
Senior debentures and unsecured financing(3)	124	248	248	5,493	6,113
Subordinated debt(3)	171	342	484	3,770	4,767
Innovative capital instruments(3)	44	87	87	1,588	1,806
Bond repurchase agreements	1,341	–	–	–	1,341
Accounts payable and accrued expenses	4,318	–	–	–	4,318
Borrowed funds(3)	76	82	145	93	396
Total liabilities	17,157	11,777	10,166	157,483	196,583
Contractual commitments(4)
Contractual loans, equities and mortgages	694	490	50	116	1,350
Operating leases	85	128	92	204	509
Total contractual commitments	779	618	142	320	1,859

(1)   Amounts as at December 31, 2012 do not include financial liabilities and contractual obligations of the Discontinued Operations. Comparative amounts in 2011 have not been restated.

(2)   These amounts represent the undiscounted estimated cash flows of insurance and investment contract liabilities on our Consolidated Statements of Financial Position. These cash flows include estimates related to the timing and payment of death and disability claims, policy surrenders, policy maturities, annuity payments, minimum guarantees on segregated fund products, policyholder dividends, amounts on deposit, commissions and premium taxes offset by contractual future premiums and fees on in-force contracts. These estimated cash flows are based on the best estimated assumptions used in the determination of insurance and investment contract liabilities. Due to the use of assumptions, actual cash flows will differ from these estimates.

(3)   Payments due based on maturity dates and includes expected interest payments. Actual redemption of certain securities may occur sooner as some include an option for the issuer to call the security at par at an earlier date.

(4)   Contractual commitments and operating lease commitments are not reported on our Consolidated Statements of Financial Position. Additional information on these commitments is included in Note 25 of our 2012 Consolidated Financial Statements.

Strategic Risk

Risk Description

Strategic risk is the risk to future earnings and capital arising from the inability to effectively adapt to change in the competitive, economic, legal and/or political environment or a failure to achieve our strategic plans, through either incorrect choices or ineffective implementation of those choices.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2012 69

Strategic Risk Management Governance and Control

The strategic risks for each of our business segments and for the Company as a whole are developed as part of the annual risk identification process through which we develop and maintain a register of enterprise key risks. These risks are then included as one of the key inputs into the development of strategic plans as part of our integrated planning process. Our business plans, which include business initiatives required to achieve our plan objectives, are then developed from these strategic plans. We also have a process to identify and monitor emerging risks that may have a material impact on our finances, operations or reputation. We conduct stress testing of the Company’s earnings and MCCSR ratio to key emerging risks and scenarios on a regular basis.

Strategic risk is managed through our formal strategic and business planning process. Our business strategies and plans are designed to align with our risk appetite, our capital position and our financial performance objectives. We periodically reassess our risk appetite taking into consideration the economic and regulatory environments in which we operate. Our strategic plans are reviewed and discussed by our Executive Team and then the key themes, issues and risks emerging are discussed by the Board of Directors. Our business plans are subject to approval by the Board of Directors, which also receive regular reviews of implementation progress against key business plan objectives. Board committees receive regular updates of the enterprise key risks.

Merger, acquisition and divestiture transactions are governed by a Board-approved risk management policy and significant transactions require the approval of the Board of Directors.

Capital and Liquidity Management

Our liquidity management practices allow us to maintain a strong financial position by ensuring that sufficient liquid assets are available to cover our potential funding requirements. We invest in various types of assets with a view to matching them with liabilities of various durations.

The regulatory environments in which we operate are expected to evolve as governments and regulators work to develop the appropriate level of financial regulation required to ensure that capital, liquidity and risk management practices are sufficient to withstand severe economic downturns. In September 2012, OSFI issued a report titled the Life Insurance Regulatory Framework to provide life insurance companies and industry stakeholders with an overview of regulatory initiatives that OSFI will focus on over the period to 2016. The initiatives cover three broad areas: risk management and governance, evolving regulatory capital requirements and transparency of financial disclosure, and have potential impact on life insurance company capital levels and resourcing for governance and risk management. One key initiative involves the alignment of certain insurance regulations with some of the changes made to the banks’ regulatory framework under the Basel III Capital Accord, which is now reflected in the OSFI published 2013 Capital Adequacy Requirements Guideline for banks. The outcome of this particular regulatory effort is uncertain and may impact our position relative to that of other Canadian and international financial institutions with which we compete for business and capital.

Principal Sources and Uses of Funds

Our primary source of funds is cash provided by operating activities, including premiums, investment management fees and net investment income. These funds are used primarily to pay policy benefits, dividends to policyholders, claims, commissions, operating expenses, interest expenses and shareholder dividends. Excess cash flows generated from operating activities are generally invested to support future payment requirements. We also raise funds from time to time, through borrowing and issuing of securities, to finance growth, acquisitions or other needs.

As at December 31, 2012, we maintained cash, cash equivalents and short-term securities totaling $7.0 billion, of which 13% were held in relation to certain derivative strategies and bond repurchase agreements. In addition to providing for near-term funding commitments, cash, cash equivalents and short-term securities include amounts that support short-term liabilities.

Net cash, cash equivalents and short-term securities decreased by $1,126 million in 2012. Cash flows generated by operating activities decreased by $1,966 million in 2012 mainly from higher net purchases of investments. Financing activities used $1,060 million of cash in 2012, down $390 million from 2011. The decrease largely reflected fewer debt redemptions in 2012. Investing activities decreased cash by $176 million during 2012, compared to $322 million in 2011 due to higher income and dividends from associates and joint ventures in 2012. The strengthening of the Canadian dollar against foreign currencies decreased cash flow balances by $31 million in 2012, compared to an increase of $10 million in 2011.

($ millions)	2012	2011
Net cash provided by operating activities	748	2,714
Net cash provided by (used in) financing activities	(1,060)	(1,450)
Net cash provided by (used in) investing activities	(176)	(322)
Changes due to fluctuations in exchange rates	(31)	10
Increase (decrease) in cash and cash equivalents	(519)	952
Cash and cash equivalents, beginning of year	4,353	3,401
Cash and cash equivalents, end of year	3,834	4,353
Short-term securities, end of year	3,771	4,378
Cash, cash equivalents and short-term securities, end of year	7,605	8,731
Less: cash, cash equivalents and short-term securities, end of year of Disposal classified as Group Held for Sale	574
Cash, cash equivalents and short-term securities, end of year of Continuing Operations	7,031

70 Sun Life Financial Inc. Annual Report 2012	Management’s Discussion and Analysis

Liquidity

We generally maintain an overall asset liquidity profile that exceeds requirements to fund potential demand liabilities under prescribed adverse liability demand scenarios. To strengthen our liquidity further, we actively manage and monitor our:

•	capital levels
•	asset levels
•	matching position
•	diversification and credit quality of investments
•	cash forecasts and actual amounts against established targets

We are subject to various regulations in the jurisdictions in which we operate. The ability of SLF Inc.’s subsidiaries to pay dividends and transfer funds is regulated in certain jurisdictions and may require local regulatory approvals and the satisfaction of specific conditions in certain circumstances. Through effective cash management and capital planning, SLF Inc. ensures that its subsidiaries, as a whole and on a stand-alone basis, are appropriately funded and maintain adequate liquidity to meet obligations, both individually and in aggregate.

We maintain various credit facilities for general corporate purposes, as set out in the table below. Unless otherwise noted, all amounts are in Canadian dollars.

($ millions)	December 31, 2012					December 31, 2011

Credit Facility		Amount		Utilized	Expiry		Amount		Utilized	Expiry
Committed	US$	1,000	US$	336	2015	US$	1,000	US$	348	2015
Committed	US$	500	US$	215	2014	US$	500	US$	370	2014
Uncommitted		$175		$88	n/a		$210		$90	n/a
Uncommitted	US$	25	US$	6	n/a

The agreements relating to our committed credit facilities contain typical covenants for investment grade companies regarding solvency, credit ratings and financial strength, all of which were met as at December 31, 2012. These covenants include but are not limited to the maintenance of total equity by SLF Inc. of at least $12 billion, tested as of the last day of each fiscal quarter. SLF Inc.’s total equity was $16.8 billion as at December 31, 2012.

Our failure to comply with the covenants under the committed credit facilities would, subject to grace periods in the case of certain covenants, result in an event of default. This could require us to repay any outstanding borrowings or to cash collateralize letters of credit under such facility. A failure by SLF Inc. (or any of its subsidiaries) to pay an obligation due for an amount exceeding $250 million would also result in an event of default under the committed credit facilities described above.

Based on our historical cash flows and liquidity management processes, we believe that the cash flows from our operating activities will continue to provide sufficient liquidity for us to satisfy debt service obligations and to pay other expenses as they fall due.

Capital

We have a capital risk policy designed to maintain a strong capital position and to provide the flexibility necessary to take advantage of growth opportunities, to support the risk associated with our businesses and to optimize shareholder return. Our capital risk policy is also intended to provide an appropriate level of risk management over capital adequacy risk, which is defined as the risk that capital is not or will not be sufficient to withstand adverse economic conditions, to maintain financial strength or to allow the Company and its subsidiaries to take advantage of opportunities for expansion. Our capital base is structured to exceed minimum regulatory and internal capital targets and to maintain strong credit and financial strength ratings, while maintaining a capital-efficient structure. Capital is managed both on a consolidated basis under principles that consider all the risks associated with the business as well as at the business group level under the principles appropriate to the jurisdictions in which we operate. The capital of our international subsidiaries is managed on a local statutory basis in a manner commensurate with their individual risk profiles.

Sun Life Financial, including all of its business groups, engages in a capital planning process annually in which capital deployment options, fundraising and dividend recommendations are presented to the Risk Review Committee of the Board. Capital reviews are regularly conducted which consider the potential impacts under various business, interest rate and equity market scenarios. Relevant components of these capital reviews, including dividend recommendations, are presented to the Risk Review Committee of the Board of Directors on a quarterly basis. The Board of Directors is responsible for the annual review and approval of our capital plan.

The Company’s capital risk policy establishes policies, operating guidelines and procedures that govern the management of capital. The Risk Review Committee of the Board of Directors reviews and approves SLF Inc.’s capital risk policy annually. Our Corporate Treasury and Risk Management functions are responsible for the design and implementation of the capital risk policy.

The Company’s capital base consists mainly of common shareholders’ equity and retained earnings. Other sources of capital include preferred shareholders’ equity and subordinated debt issued by SLF Inc., Sun Life Assurance and Sun Canada Financial Co. For Canadian regulatory purposes, our capital also includes innovative capital instruments issued by Sun Life Capital Trust and Sun Life Capital Trust II.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2012 71

Notes 14, 15, 16 and 23 to our 2012 Consolidated Financial Statements include additional details on our capital. The following table summarizes the sources of our capital and capital position over the past two years.

($ millions)	2012	2011
Subordinated debt	2,740	2,746
Trust Securities(1)	696	695
Equity
Participating policyholders’ equity	128	123
Preferred shareholders’ equity	2,503	2,503
Common shareholders’ equity(2)	14,120	13,018
Total Equity	16,751	15,644
Total Capital(3)	20,187	19,085
Ratio of debt to total capital(4)	17.0%	18.0%
Ratio of debt plus preferred shares to total capital(4)	29.4%	31.1%
(1)	SLEECS net of associated transaction costs.
(2)	Unrealized gain and losses on cash flow hedges and AFS debt securities are excluded from regulatory capital.
(3)	Excludes minority interests.
(4)	Debt includes all short-term and long-term obligations. Total capital includes debt, preferred shares and common shares.

Common shareholders’ equity was $14.1 billion, as at December 31, 2012, compared with $13.0 billion as at December 31, 2011. The $1.1 billion increase was primarily as a result of an increase in common shareholders’ net income.

We strive to achieve an optimal capital structure by balancing the use of debt and equity financing. The debt-to-capital ratio for SLF Inc., which includes the SLEECS and preferred shares issued by SLF Inc. as part of debt for the purposes of this calculation, decreased to 29.4% as at December 31, 2012, compared with 31.1% as at December 31, 2011.

Financing activities in 2012 are listed below:

•	On March 2, 2012, SLF Inc. issued $800 million principal amount of Series 2012-1 Subordinated Unsecured 4.38% Fixed/Floating Debentures due 2022.
•	On June 29, 2012, Sun Life Assurance redeemed at par all of its outstanding $800 million principal amount of 6.15% Subordinated Debentures due June 30, 2022.

As at December 31, 2012, our debt capital consisted of $2.7 billion in subordinated debentures and $0.7 billion of SLEECS. The maturity dates of our long-term debt are well-distributed over the medium- to long-term horizon to maximize our financial flexibility and to minimize refinancing requirements within a given year. In addition, we have issued $2.1 billion of senior debentures and $1.4 billion of senior financings in connection with financing arrangements to address U.S. statutory reserve requirements for certain universal life contracts.

72 Sun Life Financial Inc. Annual Report 2012	Management’s Discussion and Analysis

The table below provides the first call and maturity dates for our subordinated debt, SLEECS and preferred shares.

Description	Interest Rate	Earliest Par Call Date/Redemption Date(1)	Maturity	Principal/ Face Amount ($ millions)
Subordinated Debt Issued by Sun Life Assurance
6.30% Debentures, Series 2	6.30%	n/a	2028	150

Subordinated Debt Issued by SLF Inc.
Series 2007-1	5.40%	May 29, 2037	2042	400
Series 2008-1	5.59%	January 30, 2018	2023	400
Series 2008-2	5.12%	June 26, 2013	2018	350
Series 2009-1	7.90%	March 31, 2014	2019	500
Series 2012-1	4.38%	March 2, 2017	2022	800

Subordinated Debt Issued by Sun Canada Financial Co.
7.25% Subordinated Notes (US denominated)	7.25%	n/a	2015	150

Trust Units Issued by Sun Life Capital Trust
SLEECS – Series B	7.09%	June 30, 2032	Perpetual	200

Debt Securities Issued by Sun Life Capital Trust II
SLEECS – Series 2009-1	5.86%	December 31, 2019	2108	500

Class A Preferred Shares Issued by SLF Inc.
Series 1	4.75%	March 31, 2010	Perpetual	400
Series 2	4.80%	September 30, 2010	Perpetual	325
Series 3	4.45%	March 31, 2011	Perpetual	250
Series 4	4.45%	December 31, 2011	Perpetual	300
Series 5	4.50%	March 31, 2012	Perpetual	250
Series 6R(2)	6.00%	June 30, 2014	Perpetual	250
Series 8R(3)	4.35%	June 30, 2015	Perpetual	280
Series 10R(4)	3.90%	September 30, 2016	Perpetual	200
Series 12R(5)	4.25%	December 31, 2016	Perpetual	300
(1)	The earliest date on which the Company has the option, but not the obligation, to call securities for redemption at their par value.
(2)	On June 30, 2014, and every five years thereafter, the annual dividend rate will reset to an annual rate equal to the 5-year Government of Canada bond yield plus 3.79%. Holders of the Series 6R Shares will have the right, at their option, to convert their Series 6R Shares into Class A Non-Cumulative Floating Rate Preferred Shares Series 7QR on June 30, 2014, and every five years thereafter. Holders of Class A Non-Cumulative Floating Rate Preferred Shares Series 7QR Shares will be entitled to receive fixed non-cumulative quarterly dividends at an annual rate equal to the then 3-month Government of Canada treasury bill yield plus 3.79%.
(3)	On June 30, 2015, and every five years thereafter, the annual dividend rate will reset to an annual rate equal to the 5-year Government of Canada bond yield plus 1.41%. Holders of the Series 8R Shares will have the right, at their option, to convert their Series 8R Shares into Class A Non-Cumulative Floating Rate Preferred Shares Series 9QR on June 30, 2015, and every five years thereafter. Holders of Class A Non-Cumulative Floating Rate Preferred Shares Series 9QR will be entitled to receive fixed non-cumulative quarterly dividends at an annual rate equal to the then 3-month Government of Canada treasury bill yield plus 1.41%.
(4)	On September 30, 2016, and every five years thereafter, the annual dividend rate will reset to an annual rate equal to the 5-year Government of Canada bond yield plus 2.17%. Holders of the Series 10R Shares will have the right, at their option, to convert their Series 10R Shares into Class A Non-Cumulative Floating Rate Preferred Shares Series 11QR on September 30, 2016, and every five years thereafter. Holders of Class A Non-Cumulative Floating Rate Preferred Shares Series 11QR Shares will be entitled to receive fixed non-cumulative quarterly dividends at an annual rate equal to the then 3-month Government of Canada treasury bill yield plus 2.17%.
(5)	On December 31, 2016, and every five years thereafter, the annual dividend rate will reset to an annual rate equal to the 5-year Government of Canada bond yield plus 2.73%. Holders of the Series 12R Shares will have the right, at their option, to convert their Series 12R Shares into Class A Non-Cumulative Floating Rate Preferred Shares Series 13QR on December 31, 2016, and every five years thereafter. Holders of Class A Non-Cumulative Floating Rate Preferred Shares Series 13QR will be entitled to receive fixed non-cumulative quarterly dividends at an annual rate equal to the then 3-month Government of Canada treasury bill yield plus 2.73%.

The following table shows the number of common shares and stock options outstanding of SLF Inc. for the last two years.

Number of Common Shares Outstanding

(in millions)	2012	2011
Balance, beginning of year	587.8	574.3
Stock options exercised	0.6	1.7
Common shares issued to non-controlling interest	–	1.7
Canadian Dividend Reinvestment and Share Purchase Plan	11.2	10.1
Balance, end of year	599.6	587.8

Number of Stock Options Outstanding

(in millions)	2012	2011
Balance, beginning of year	13.2	14.2
Options issued	2.2	1.7
Options exercised or cancelled	(2.2)	(2.7)
Balance, end of year	13.2	13.2

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2012 73

Under our Canadian Dividend Reinvestment and Share Purchase Plan (the “Plan”), Canadian-resident common and preferred shareholders may choose to have their dividends automatically reinvested in common shares and may also purchase common shares through the Plan with cash. For dividend reinvestments, we may, at our option, issue common shares from treasury at a discount of up to 5% to the volume weighted average trading price or direct that common shares be purchased on behalf of participants through the TSX at the market price. Common shares acquired by participants through optional cash purchases may also be issued from treasury or purchased through the TSX at SLF Inc.’s option, in either case at no discount. The common shares issued from treasury for dividend reinvestments during 2012 were issued at a discount of 2%. An insignificant number of common shares were issued from treasury for optional cash purchases at no discount. In 2012, SLF Inc. issued approximately 11.2 million shares from treasury under the Plan.

The Company grants stock options to certain employees and directors. These options are granted at the closing price of SLF Inc.’s common shares on the TSX on the grant date for stock options granted after January 1, 2007, and the closing price of the trading day preceding the grant date for stock options granted before January 1, 2007.

As at February 11, 2013, 12.8 million options to acquire SLF Inc. common shares and 599.9 million common shares of SLF Inc. were outstanding.

Shareholder Dividends

The declaration, amount and payment of dividends by SLF Inc. is subject to the approval of our Board of Directors and is dependent on our results of operations, financial condition, cash requirements, regulatory and contractual restrictions and other factors considered by the Board of Directors. The Board of Directors reviews the level of dividends on a quarterly basis.

SLF Inc. maintained its quarterly common shareholders’ dividend at $0.36 per share throughout 2012. Total common shareholder dividends declared in 2012 were $1.44 per share, consistent with 2011 levels.

Dividends declared in 2012	Amount per share
Common shares	$1.44

Class A preferred shares	Amount per share
Series 1	$1.187500
Series 2	$1.200000
Series 3	$1.112500
Series 4	$1.112500
Series 5	$1.125000
Series 6R	$1.500000
Series 8R	$1.087500
Series 10R	$0.975000
Series 12R	$1.210235

Capital Adequacy

SLF Inc.

SLF Inc. is a non-operating insurance company and is subject to OSFI’s Guideline A-2 – Capital Regime for Regulated Insurance Holding Companies and Non-Operating Life Companies, which sets out the capital framework for regulated insurance holding companies and non-operating life companies (collectively, “Insurance Holding Companies”). The adequacy of capital of Insurance Holding Companies is measured against a capital risk metric in accordance with this guideline. SLF Inc. is expected to manage its capital in a manner commensurate with its risk profile and control environment. SLF Inc.’s regulated subsidiaries are expected to comply with the capital adequacy requirements imposed in the jurisdictions in which they operate. SLF Inc.’s consolidated capital position is above its internal target.

Sun Life Assurance

Sun Life Assurance is subject to the MCCSR capital rules for a life insurance company in Canada. The Company expects to maintain an MCCSR ratio for Sun Life Assurance at or above 200%. With an MCCSR ratio of 209% as at December 31, 2012, Sun Life Assurance’s capital ratio is well above OSFI’s supervisory target ratio of 150% and regulatory minimum ratio of 120%. The MCCSR calculation involves using qualifying models or applying quantitative factors to specific assets and liabilities based on a number of risk components to arrive at required capital and comparing this requirement to available capital to assess capital adequacy. Certain of these risk components, along with available capital, are sensitive to changes in equity markets and interest rates as outlined in the Risk Management section of this document.

74 Sun Life Financial Inc. Annual Report 2012	Management’s Discussion and Analysis

The following table shows the components of Sun Life Assurance’s MCCSR ratio for the last two years.

Sun Life Assurance MCCSR ($ millions)	2012	2011
Capital available
Retained earnings and contributed surplus	8,497	7,937
Accumulated other comprehensive income	(120)	(79)
Common and preferred shares	4,346	3,296
Innovative instruments and subordinated debt	1,045	1,845
Other	230	253
Less:
Goodwill	1,184	1,225
Non-life investments and other	1,313	1,343
Total capital available	11,501	10,684
Required capital
Asset default and market risks	3,372	3,095
Insurance risks	1,252	1,127
Interest rate risks	888	845
Total capital required	5,512	5,067
MCCSR ratio	209%	211%

Sun Life Assurance’s MCCSR ratio was 209% as at December 31, 2012, compared to 211% as at December 31, 2011. Low interest rates and volatile equity markets reduced the MCCSR ratio in 2012. The impact of the Sun Life Assurance’s subordinated debt redemption was offset by net financing activities. Additional details concerning the calculation of available capital and MCCSR are included in SLF Inc.’s 2012 AIF under the heading Regulatory Matters.

Sun Life Financial adopted IFRS as of January 1, 2011. Under OSFI’s IFRS transition guidance, companies could elect to phase in the impact of the conversion to IFRS on adjusted tier 1 available capital over eight quarters ending in the fourth quarter of 2012. Sun Life Assurance made this election and has now completed phasing in a reduction of approximately $300 million to its adjusted tier 1 available capital over this period, largely related to the recognition of deferred actuarial losses on defined benefit pension plans.

In December 2012, OSFI released the 2013 MCCSR Guideline effective for January 1, 2013. The guideline includes two significant changes that impact Sun Life Assurance’s MCCSR ratio: (i) the impact of the change in accounting for defined benefit pension plans (IAS 19 Employee Benefits); and (ii) reduced lapse risk requirement. In relation to the changes for defined benefit pension plans, the actual impact is based on the balances as at December 31, 2012. Sun Life Assurance will phase in a reduction of approximately $152 million to its gross tier 1 available capital over eight quarters, ending in the fourth quarter of 2014, resulting in a reduction of Sun Life Assurance’s MCCSR ratio of approximately three percentage points over this two year period. The reduced lapse risk capital requirement is effective first quarter of 2013. The reduced requirement will be immediately implemented with no transition. The impact to Sun Life Assurance’s MCCSR ratio is expected to be an increase of three percentage points. Other changes do not have a material impact on Sun Life Assurance’s MCCSR ratio.

Sun Life (U.S.)

Our principal operating life insurance subsidiary in the United States, Sun Life (U.S.) is part of our Discontinued Operations. Sun Life U.S. is subject to the risk-based capital (“RBC”) rules issued by the National Association of Insurance Commissioners, which measures the ratio of the company’s total adjusted capital to the minimum capital required by the RBC formula. The RBC formula for life insurance companies measures exposures to investment risk, insurance risk, interest rate risk and other market risks and general business risk. A company’s RBC is normally expressed in terms of the CAL. If a life insurance company’s total adjusted capital is less than or equal to the CAL (100% of CAL or less), a comprehensive financial plan must be submitted to its state regulator. Sun Life (U.S.) has established an internal target range for its RBC ratio of 300% to 400% of the CAL.

The investment, interest rate and market risk components of Sun Life (U.S.)’s statutory and risk-based capital are sensitive to equity and interest rate levels as well as the overall economic environment. Unfavourable credit experience, coupled with changes in equity markets or interest rates, may negatively impact Sun Life (U.S.)’s RBC ratio. The insurance and business risk components of Sun Life (U.S.)’s statutory and risk-based capital are also sensitive to policyholder experience for which adverse experience could negatively impact the RBC ratio.

Other Foreign Life Insurance Companies

In addition, other foreign operations and foreign subsidiaries of SLF Inc. must comply with local capital or solvency requirements in the jurisdictions in which they operate. The Company maintained capital levels above the minimum local regulatory requirements as at December  31, 2012.

Financial Strength Ratings

Independent rating agencies assign credit ratings to securities issued by companies and assign financial strength ratings to financial institutions. The credit ratings assigned to the securities issued by SLF Inc. and its subsidiaries are described in SLF Inc.’s 2012 AIF under the heading Security Ratings.

The financial strength ratings assigned are intended to provide an independent view of the creditworthiness and financial strength of a financial institution. Each rating agency has developed its own methodology for the assessment and subsequent rating of life insurance

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2012 75

companies. The following table summarizes the financial strength ratings for Sun Life Assurance and Sun Life (U.S.). SLF Inc. is not assigned a financial strength rating.

January 31, 2013	Standard & Poor’s	Moody’s	AM Best	DBRS
Sun Life Assurance	AA-	Aa3	A+	IC-1
Sun Life (U.S.)	BBB	Baa2	A-	Not Rated

December 31, 2011	Standard & Poor’s	Moody’s	AM Best	DBRS
Sun Life Assurance	AA-	Aa3	A+	IC-1
Sun Life (U.S.)	A-	A3	A+	Not Rated

Rating agencies took the following actions on the financial strength ratings of the above-mentioned operating subsidiaries of SLF Inc. throughout 2012:

•

January 26, 2012 - Moody’s affirmed the financial strength rating of Sun Life Assurance with a negative outlook. At the same time Moody’s changed the financial strength rating of Sun Life (U.S.) to A3 with a negative outlook.

•

February 24, 2012 - Standard & Poor’s affirmed the financial strength rating of Sun Life Assurance. At the same time Standard & Poor’s changed the financial strength rating of Sun Life (U.S.) to BBB+. Both ratings were assigned a stable outlook. The rating on Sun Life (U.S.) was removed from CreditWatch.

•

April 11, 2012 - AM Best affirmed the financial strength rating of Sun Life Assurance. At the same time AM Best changed the financial strength rating of Sun Life (U.S.) to A. Both ratings were assigned a stable outlook.

•	September 7, 2012 - DBRS affirmed the financial strength rating of Sun Life Assurance with a stable outlook.
•

December 17, 2012 - Moody’s affirmed the financial strength rating of Sun Life Assurance with a negative outlook. At the same time Moody’s changed the financial strength rating of Sun Life (U.S.) to Baa2 and placed the rating on review for downgrade.

•

December 18, 2012 - AM Best affirmed the financial strength rating of Sun Life Assurance with a stable outlook. At the same time AM Best changed the financial strength rating of Sun Life (U.S.) to A- and placed the rating under review with negative implications.

•

December 18, 2012 - Standard & Poor’s affirmed the financial strength rating of Sun Life Assurance with a stable outlook. At the same time Standard & Poor’s changed the financial strength rating of Sun Life (U.S.) to BBB with a developing outlook.

We expect AM Best, Moody’s and Standard & Poor’s to complete their reviews during the first half of 2013. We cannot predict or provide any assurances on the outcome of these reviews.

Off-Balance Sheet Arrangements

In the normal course of business, we are engaged in a variety of financial arrangements. The principal purposes of these arrangements are to:

•	earn management fees and additional spread on a matched book of business
•	reduce financing costs

While most of these activities are reflected on our balance sheet with respect to assets and liabilities, certain of them are either not recorded on our balance sheet or are recorded on our balance sheet in amounts that differ from the full contract or notional amounts. The types of off-balance sheet activities we undertake primarily include:

•	asset securitizations
•	securities lending

Asset securitizations

In the past, we have sold mortgage or bond assets to a non-consolidated special purpose entity, which may also purchase investment assets from third parties. As at December 31, 2012, our securitized assets under management held by these special purpose entities were $33 million, compared to $40 million at December 31, 2011.

Securities Lending

We lend securities in our investment portfolio to other institutions for short periods to generate additional fee income. We conduct our program only with well-established, reputable banking institutions that carry a minimum credit rating of “AA”. Collateral, which exceeds the fair value of the loaned securities, is deposited by the borrower with a lending agent, usually a securities custodian, and maintained by the lending agent until the underlying security has been returned to us. We monitor the fair value of the loaned securities on a daily basis with additional collateral obtained or refunded as the fair value fluctuates. Certain arrangements allow us to invest the cash collateral received for the securities loaned. Loaned securities are recognized in our Consolidated Statements of Financial Position as Invested Assets. As at December 31, 2012, we loaned securities with a carrying value of $730 million for which the collateral held was $771 million. This compares to loaned securities of $746 million, with collateral of $784 million as at December 31, 2011.

Commitments, Guarantees, Contingencies and Reinsurance Matters

In the normal course of business, we enter into leasing agreements, outsourcing arrangements and agreements involving indemnities to third parties. We are also engaged in arbitration proceedings from time to time with certain companies that have contracts to provide reinsurance to the Company. Information regarding our commitments, guarantees and contingencies are summarized in Notes 25 to our 2012 Consolidated Financial Statements. A table summarizing our financial liabilities and contractual obligations can be found in the Risk Management section of this document under the heading Operational Risk.

76 Sun Life Financial Inc. Annual Report 2012	Management’s Discussion and Analysis

Accounting and Control Matters

Critical Accounting Policies and Estimates

Our significant accounting and actuarial policies are described in Notes 1, 2, 3, 5, 6, 7 and 11 of our 2012 Consolidated Financial Statements. Management must make judgments involving assumptions and estimates, some of which may relate to matters that are inherently uncertain, under these policies. The estimates described below are considered particularly significant to understanding our financial performance. As part of our financial control and reporting, judgments involving assumptions and estimates are reviewed by the independent auditor and by other independent advisors on a periodic basis. Accounting policies requiring estimates are applied consistently in the determination of our financial results.

Benefits to Policyholders

General

The liabilities for insurance contracts represent the estimated amounts which, together with estimated future premiums and net investment income, will provide for outstanding claims, estimated future benefits, policyholders’ dividends, taxes (other than income taxes) and expenses on in-force insurance contracts.

In determining our liabilities for insurance contracts, assumptions must be made about mortality and morbidity rates, lapse and other policyholder behaviour, interest rates, equity market performance, asset default, inflation, expenses and other factors over the life of our products. Most of these assumptions relate to events that are anticipated to occur many years in the future. Assumptions require regular review and, where appropriate, revision.

We use best estimate assumptions for expected future experience and apply margins for adverse deviations to provide for uncertainty in the choice of the best estimate assumptions. The amount of insurance contract liabilities related to the application of margins for adverse deviations to best estimate assumptions is called a provision for adverse deviations.

Best Estimate Assumptions

Best estimate assumptions are intended to be current, neutral estimates of the expected outcome as guided by Canadian actuarial standards of practice. The choice of best estimate assumptions takes into account current circumstances, past experience data (Company and/or industry), the relationship of past to expected future experience, anti-selection, the relationship among assumptions and other relevant factors. For assumptions on economic matters, the assets supporting the liabilities and the expected policy for asset-liability management are relevant factors.

Margins for Adverse Deviations

The appropriate level of margin for adverse deviations on an assumption is guided by Canadian actuarial standards of practice. For most assumptions, the standard range of margins for adverse deviations is 5% to 20% of the best estimate assumption, and the actuary chooses from within that range based on a number of considerations related to the uncertainty in the determination of the best estimate assumption. The level of uncertainty, and hence the margin chosen, will vary by assumption and by line of business and other factors. Considerations that would tend to indicate a choice of margin at the high end of the range include:

•	The statistical credibility of the Company’s experience is too low to be the primary source of data for choosing the best estimate assumption;
•	Future experience is difficult to estimate;
•	The cohort of risks lacks homogeneity;
•	Operational risks adversely impact the ability to estimate the best estimate assumption; and
•	Experience may not be representative of future experience and the experience may deteriorate.

Provisions for adverse deviations in future interest rates are included by testing a number of scenarios of future interest rates, some of which are prescribed by Canadian actuarial standards of practice, and determining the liability based on the range of possible outcomes. A scenario of future interest rates includes, for each forecast period between the balance sheet date and the last liability cash flow, interest rates for risk-free assets, premiums for asset default, rates of inflation, and an investment strategy consistent with the Company’s investment policy. The starting point for all future interest rate scenarios is consistent with the current market environment. If few scenarios are tested, the liability would be the largest of the outcomes. If many scenarios are tested, the liability would be within a range defined by the average of the outcomes that are above the 60th percentile of the range of outcomes and the corresponding average for the 80th percentile.

Provisions for adverse deviations in future equity returns are included by scenario testing or by applying margins for adverse deviations. In blocks of business where the valuation of liabilities employs scenario testing of future equity returns, the liability would be within a range defined by the average of the outcomes that are above the 60th percentile of the range of outcomes and the corresponding average for the 80th percentile. In blocks of business where the valuation of liabilities does not employ scenario testing of future equity returns, the margin for adverse deviations on common share dividends is between 5% and 20%, and the margin for adverse deviations on capital gains would be 20% plus an assumption that those assets reduce in value by 25% to 40% at the time when the reduction is most adverse. A 30% reduction is appropriate for a diversified portfolio of North American common shares and, for other portfolios, the appropriate reduction depends on the volatility of the portfolio relative to a diversified portfolio of North American common shares.

In choosing margins, we ensure that, when taken one at a time, each margin is reasonable with respect to the underlying best estimate assumption and the extent of uncertainty present in making that assumption, and also that, in aggregate, the cumulative impact of the margins for adverse deviations is considered reasonable with respect to the total amount of our insurance contract liabilities. Our margins are generally stable over time and are generally only revised to reflect changes in the level of uncertainty in the best estimate

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2012 77

assumptions. Our margins tend to be at the high end of the range for expenses and future equity and real estate returns and in the mid-range for mortality, morbidity, policyholder behaviour, and future interest rates. When considering the aggregate impact of margins, the actuary assesses the consistency of margins for each assumption across each block of business to ensure there is no double counting or omission and to avoid choosing margins that might be mutually exclusive. In particular, the actuary chooses similar margins for blocks of business with similar characteristics, and also chooses margins that are consistent with other assumptions, including assumptions about economic factors. The actuary is guided by Canadian actuarial standards of practice in making these professional judgments about the reasonableness of margins for adverse deviations.

The best estimate assumptions and margins for adverse deviations are reviewed at least annually and revisions are made when appropriate. The choice of assumptions underlying the valuation of insurance contract liabilities is subject to external actuarial peer review.

Critical Accounting Estimates Key Risk Factors

Significant factors affecting the determination of policyholders’ benefits, the methodology by which they are determined, their significance to the Company’s financial condition and results of operations are described below.

Non-fixed Income Market Movements

We are exposed to equity markets through our segregated fund products (including variable annuities) that provide guarantees linked to underlying fund performance and through insurance products where the insurance contract liabilities are supported by non-fixed income assets.

For segregated fund products (including variable annuities), we have implemented hedging programs involving the use of derivative instruments to mitigate a large portion of the equity market risk associated with the guarantees. The cost of these hedging programs is reflected in the liabilities. The unhedged portion of risk for these products reflects equity market risks associated with items such as provisions for adverse deviation and a portion of fee income that is not related to the guarantees provided.

The majority of non-fixed income assets which are designated as FVTPL support our participating and universal life products where investment returns are passed through to policyholders through routine changes in the amount of dividends declared or in the rate of interest credited. In these cases, changes in non-fixed income values are largely offset by changes in insurance contract liabilities.

Interest Rates

We generally maintain distinct asset portfolios for each major line of business. Under the current Canadian Asset Liability Method, the future cash flows from insurance contracts and the assets that support them are projected under a number of interest rate scenarios, some of which are prescribed by Canadian actuarial standards of practice. Reinvestments and disinvestments take place according to the specifications of each scenario, and the liability is set based on the range of possible outcomes.

For certain products, including participating insurance and certain forms of universal life policies and annuities, policyholders share investment performance through routine changes in the amount of dividends declared or in the rate of interest credited. These products generally have minimum interest rate guarantees.

Hedging programs are in place to help mitigate the impact of interest rate movements.

Mortality

Mortality refers to the rates at which death occurs for defined groups of people. Mortality assumptions are generally based on our five-year average experience. Our experience is combined with industry experience where our own experience is insufficient to be statistically valid. Assumed mortality rates for life insurance and annuity contracts include assumptions about future mortality improvement in accordance with Canadian actuarial standards of practice.

Morbidity

Morbidity refers to both the rates of accident or sickness and the rates of recovery therefrom. Most of our disability insurance is marketed on a group basis. We offer critical illness policies on an individual basis in Canada and Asia, long-term care on an individual basis in Canada and medical stop-loss insurance is offered on a group basis in the United States. In Canada, group morbidity assumptions are based on our five-year average experience, modified to reflect any emerging trend in recovery rates. For long-term care and critical illness insurance, assumptions are developed in collaboration with our reinsurers and are largely based on their experience. In the United States, our experience is used for both medical stop-loss and disability assumptions, with some consideration of industry experience.

Policy Termination Rates

Policy termination rates refer to the rate at which policies terminate prior to the end of the contractual coverage period. Policyholders may allow their policies to lapse prior to the end of the contractual coverage period by choosing not to continue to pay premiums or by surrendering their policy for the cash surrender value. Assumptions for lapse experience on life insurance are generally based on our five-year average experience. Lapse rates vary by plan, age at issue, method of premium payment, and policy duration.

Premium Payment Patterns

For universal life contracts, it is necessary to set assumptions about premium payment patterns. Studies prepared by industry or the actuarial profession are used for products where our experience is insufficient to be statistically valid. Premium payment patterns usually vary by plan, age at issue, method of premium payment and policy duration.

Operating Expenses and Inflation

Future policy-related expenses include the costs of premium collection, claims adjudication and processing, actuarial calculations, preparation and mailing of policy statements and related indirect expenses and overheads. Expense assumptions are mainly based on our recent experience using an internal expense allocation methodology. Inflationary increases assumed in future expenses are consistent with the future interest rates used in scenario testing.

78 Sun Life Financial Inc. Annual Report 2012	Management’s Discussion and Analysis

Asset Default

As required by Canadian actuarial standards of practice, insurance contract liabilities include a provision for possible future default of the assets supporting those liabilities. The amount of the provision for asset default included in the insurance contract liabilities is based on possible reductions in future investment yield that vary by factors such as type of asset, asset credit quality (rating), duration and country of origin. The asset default assumptions are comprised of a best estimate plus a margin for adverse deviations, and are intended to provide for loss of both principal and income. Best estimate asset default assumptions by asset category and geography are derived from long-term studies of industry experience and the Company’s experience. Margins for adverse deviation are chosen from the standard range (of 25% to 100%) as recommended by Canadian actuarial standards of practice based on the amount of uncertainty in the choice of best estimate assumption. The credit quality of an asset is based on external ratings if available (public bonds) and internal ratings if not (mortgages and corporate loans). Any assets without ratings are treated as if they are rated below investment grade.

In contrast to asset impairment provisions and changes in FVTPL assets arising from impairments, both of which arise from known credit events, the asset default provision in the insurance contract liabilities covers losses related to possible future (unknown) credit events. Canadian actuarial standards of practice require the asset default provision to be determined taking into account known impairments that are recognized elsewhere on the balance sheet. The asset default provision included in the insurance contract liabilities is re-assessed each reporting period in light of impairments, changes in asset quality ratings and other events that occurred during the period.

Sensitivities to Best Estimate Assumptions

Our sensitivities relative to our best estimate assumptions are included in the table below. The sensitivities presented below are forward-looking information. They are measures of our estimated net income sensitivity to changes in the best estimate assumptions in our insurance contract liabilities based on a starting point and business mix as of December 31, 2012. They reflect the update of actuarial method and assumption changes described in this MD&A under the heading Assumption Changes and Management Actions. Where appropriate, these sensitivities take into account hedging programs in place as at December 31, 2012. A description of these hedging programs can be found in this MD&A under the heading Market Risk. The sensitivity to changes in our accounting estimates in the table below represents the Company’s estimate of changes in market conditions or best estimate assumptions that are reasonably likely based on the Company’s and/or the industry’s historical experience and industry standards and best practices as at December 31, 2012.

Changes to the starting point for interest rates, equity market prices and business mix will result in different estimated sensitivities. Additional information regarding equity and interest rate sensitivities, including key assumptions, can be found in the Risk Management section of this document under the heading Market Risk Sensitivities.

Critical Accounting Estimate	Sensitivity	Impact on Net Income from Continuing Operations ($ millions)
Interest Rates	100 basis point parallel decrease in interest rates across the entire yield curve	(300)
	50 basis point parallel decrease in interest rates across the entire yield curve	(150)
	50 basis point parallel increase in interest rates across the entire yield curve	100
	100 basis point parallel increase in interest rates across the entire yield curve	150
Equity Markets	25% decrease across all equity markets	(150)
	10% decrease across all equity markets	(50)
	10% increase across all equity markets	50
	25% increase across all equity markets	100
	1% reduction in assumed future equity and real estate returns	(420)
Mortality	2% increase in the best estimate assumption for insurance products – where higher mortality would be financially adverse	(20)
	2% decrease in the best estimate assumption for annuity products – where lower mortality would be financially adverse	(95)
Morbidity	5% adverse change in the best estimate assumption	(125)
Policy Termination Rates	10% decrease in the termination rate – where fewer terminations would be financially adverse	(220)
	10% increase in the termination rate – where more terminations would be financially adverse	(70)
Operating Expenses and Inflation	5% increase in unit maintenance expenses	(130)

Fair Value of Investments

Debt securities, equity securities and other invested assets are financial assets that are designated as FVTPL or AFS and are recorded at fair value in our Consolidated Statements of Financial Position. Changes in fair value of assets designated as FVTPL, including realized gains and losses on sale are recorded in income. Changes in fair value of AFS assets are recorded in OCI. For foreign currency translation, exchange differences calculated on the amortized cost of AFS debt securities are recognized in income and other changes in carrying amount are recognized in OCI. The exchange differences from the translation of AFS equity securities and other invested assets are recognized in OCI.

The fair value of short-term securities is approximated by their carrying amount adjusted for credit risk where appropriate.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2012 79

The fair value of government and corporate debt securities is determined using quoted prices in active markets for identical or similar securities. When quoted prices in active markets are not available, fair value is determined using market standard valuation methodologies, which include discounted cash flow analysis, consensus pricing from various broker dealers that are typically the market makers, or other similar techniques. The assumptions and valuation inputs in applying these market standard valuation methodologies are determined primarily using observable market inputs, which include, but are not limited to, benchmark yields, reported trades of identical or similar instruments, broker-dealer quotes, issuer spreads, bid prices, and reference data including market research publications. In limited circumstances, non-binding broker quotes are used.

The fair value of asset-backed securities is determined using quoted prices in active markets for identical or similar securities, when available, or valuation methodologies and valuation inputs similar to those used for government and corporate debt securities. Additional valuation inputs include structural characteristics of the securities, and the underlying collateral performance, such as prepayment speeds and delinquencies. Expected prepayment speeds are based primarily on those previously experienced in the market at projected future interest rate levels. In instances where there is a lack of sufficient observable market data to value the securities, non-binding broker quotes are used.

The fair value of equity securities is determined using quoted prices in active markets for identical securities or similar securities. When quoted prices in active markets are not available, fair value is determined using equity valuation models, which include discounted cash flow analysis and other techniques that involve benchmark comparison. Valuation inputs primarily include projected future operating cash flows and earnings, dividends, market discount rates, and earning multiples of comparable companies.

Mortgages and corporate loans are recorded at amortized cost. The fair value of mortgages and corporate loans, for disclosure purposes only, is determined by discounting the expected future cash flows using a current market interest rate applicable to financial instruments with a similar yield, credit quality and maturity characteristics. Valuation inputs typically include benchmark yields and risk-adjusted spreads from current lending activities or loan issuances.

Derivative financial instruments are recorded at fair value with changes in fair value recorded in income unless the derivative is part of a qualifying hedging relationship for accounting purposes. The fair value of derivative financial instruments depends upon derivative types. The fair value of exchange-traded futures and options is determined using quoted market prices in active markets, while the fair value of OTC derivatives is determined using pricing models, such as discounted cash flow analysis or other market standard valuation techniques, with primarily observable market inputs. Valuation inputs used to price OTC derivatives may include swap interest rate curves, foreign exchange spot and forward rates, index prices, the value of underlying securities, projected dividends, volatility surfaces, and in limited circumstances, counterparty quotes.

The fair value of OTC derivative financial instruments also includes credit valuation adjustments to reflect the credit risk of both the derivative counterparty and ourselves as well as the impact of contractual factors designed to reduce our credit exposure, such as collateral and legal rights of offset under master netting agreements. Inputs into determining the appropriate credit valuation adjustments are typically obtained from publicly available information and include credit default swap spreads when available, credit spreads derived from specific bond yields, or published cumulative default experience data adjusted for current trends when credit default swap spreads are not available.

The fair value of other invested assets is determined using quoted prices in active markets for identical securities or similar securities. When quoted prices in active markets are not available, fair value is determined using equity valuation models, which include discounted cash flow analysis and other techniques that involves benchmark comparison. Valuation inputs primarily include projected future operating cash flows and earnings, dividends, market discount rates, and earnings multiples of comparable companies.

Investment properties are recorded at fair value with changes in fair value recorded in income. The fair value of investment properties is generally determined using property valuation models that discount expected future net cash flows at current market interest rates. Expected future net cash flows include contractual and projected cash flows, forecasted operating expenses, and take into account interest, rental and occupancy rates derived from market surveys. The estimates of future cash inflows, in addition to expected rental income from current leases, include projected income from future leases based on significant assumptions that are consistent with current market conditions. The future rental rates are estimated depending on the actual location, type and quality of the properties, and take into account market data and projections at the valuation date. The fair values are typically compared to market-based information, including recent transactions involving comparable assets for reasonability. The methodologies and inputs used in these models are in accordance with real estate industry valuation standards. Valuations are prepared externally or internally by professionally accredited real estate appraisers.

Due to their nature, the fair value of policy loans and cash are assumed to be equal to their carrying values, which is the amount these assets are recorded at in our Consolidated Statements of Financial Position.

Investments for account of segregated fund holders are recorded at fair value with changes in fair value recorded in income. The fair value of investments for account of segregated fund holders is determined using quoted prices in active markets or independent valuation information provided by investment management. The fair value of direct investments within investments for accounts of segregated fund holders, such as short-term securities and government and corporate debt securities, is determined according to valuation methodologies and inputs described above in the respective asset type sections.

The methodologies and assumptions for determining the fair values of investment contract liabilities are included in Note 11.B of our 2012 Consolidated Financial Statements.

We categorize our financial instruments carried at fair value, based on the priority of the inputs to the valuation techniques used to measure fair value, into a three level fair value hierarchy as follows:

Level 1: Fair value is based on unadjusted quoted prices for identical assets or liabilities in an active market. The types of financial instruments classified as Level 1 generally include cash and cash equivalents, certain U.S. government and agency securities, and exchange traded equity securities and certain segregated and mutual fund units held for account of segregated fund holders.

Level 2: Fair value is based on quoted prices for similar assets or liabilities in active markets, valuation that is based on significant observable inputs, or inputs that are derived principally from or corroborated with observable market data through correlation or other means. The types of financial instruments classified as Level 2 generally include Canadian federal, provincial and municipal

80 Sun Life Financial Inc. Annual Report 2012	Management’s Discussion and Analysis

government, other foreign government and corporate debt securities, certain asset-backed securities, OTC derivatives, and certain segregated and mutual fund units held for account of segregated fund holders.

Level 3: Fair value is based on valuation techniques that require one or more significant inputs that are not based on observable market inputs. These unobservable inputs reflect our expectations about the assumptions market participants would use in pricing the asset or liability. The types of financial instruments classified as Level 3 generally include certain asset-backed securities, certain other invested assets, and investment contract liabilities.

As pricing inputs become more or less observable, assets are transferred between levels in the hierarchy. For a financial instrument that transfers into level 3 during the reporting period, the entire change in fair value for the period is included in the level 3 reconciliation schedule in Note 5 to our 2012 Consolidated Financial Statements. For transfers out of level 3 during the reporting period, the change in fair value for the period is excluded from the level 3 reconciliation schedule in Note 5 to our 2012 Consolidated Financial Statements. Transfers into level 3 occur when the inputs used to price the financial instrument lack observable market data and as a result, no longer meet the level 1 or 2 criteria at the reporting date. During the current reporting period, transfers into level 3 were primarily related to a significant reduction in the trading activity of certain types of securities, which resulted in a change to the pricing source. Transfers out of level 3 occur when the pricing inputs become more transparent and satisfy the level 1 or 2 criteria at the reporting date. During the current reporting period, transfers out of level 3 were primarily related to observable market data being available at the reporting date, thus removing the requirement to rely on inputs that lack observability. If a financial instrument is transferred into and out of level 3 during the same period, it is not included in the level 3 reconciliation schedule in Note 5 to our 2012 Consolidated Financial Statements. Total gains and losses in earnings and OCI are calculated assuming transfers into or out of level 3 occur at the beginning of the period.

Transfers into and out of level 3 for financial assets were $373 million and $366 million, respectively, for the year ended December 31, 2012. The total amount of the net realized/unrealized gains/(losses) related to financial instruments transferred out of level 3 during the period, which were excluded from the level 3 reconciliation, was $33 million.

Additional information on the fair value measurement of investments can be found in Note 5 of our 2012 Consolidated Financial Statements.

Impairment

All financial assets are assessed for impairment at each reporting date. Financial assets are impaired and impairment losses are incurred if, and only if, there is objective evidence of impairment as a result of one or more loss events that have an impact that can be reliably estimated, on the estimated future cash flows of the asset. Objective evidence of impairment for debt securities generally includes significant financial difficulty of the issuer, including actual or anticipated bankruptcy or defaults and delinquency in payments of interest or principal. All equity instruments in an unrealized loss position are reviewed to determine if objective evidence of impairment exists. Objective evidence of impairment for an investment in an equity instrument or other invested asset includes, but is not limited to, the financial condition and near-term prospects of the issuer, including information about significant changes with adverse effects that have taken place in the technological, market, economic or legal environment in which the issuer operates that may indicate that the carrying amount will not be recovered, and a significant or prolonged decline in the fair value of an equity instrument or other invested asset below its cost. Objective evidence of impairment for mortgages and loans involves an assessment of the borrower’s ability to meet current and future contractual interest and principal payments.

Additional information on the impairment of financial assets can be found in Notes 1 and 6 of our 2012 Consolidated Financial Statements.

Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the net identifiable tangible and intangible assets of the acquired businesses. It is carried at original cost less any impairment subsequently incurred. Goodwill is assessed for impairment annually or more frequently if events or circumstances occur that may result in the recoverable amount of a CGU falling below its carrying value. A CGU is the smallest identifiable group of assets that generates cash inflows that are independent of cash inflows from other groups of assets. The goodwill balances are allocated to either individual or groups of CGUs that are expected to benefit from the synergies of the business combination. Goodwill impairment is quantified by comparing a CGU’s carrying values to their recoverable amount, which is the higher of fair value less cost to sell and value in use. Impairment losses are recognized immediately and may not be reversed in future periods.

At the end of 2011, we took an impairment charge in our Canadian Individual Wealth CGU. Although no further impairment charge is required in 2012, the excess of fair value over carrying value for this CGU remains small as a result of low interest rates, market volatility affecting the cost of hedging and uncertainty regarding future capital requirements for segregated funds. The goodwill associated with this CGU was $160 million at December 31, 2012.

We had a carrying value of $3.9 billion in goodwill as at December 31, 2012. Additional information on goodwill can be found in Note 10 of our 2012 Consolidated Financial Statements.

Intangible Assets

Intangible assets consist of finite-life and indefinite-life intangible assets. Finite-life intangible assets are amortized on a straight-line basis over varying periods of up to 40 years, and are charged through operating expenses. The useful lives of finite-life intangible assets are reviewed annually, and the amortization is adjusted as necessary. Indefinite-life intangibles are not amortized, and are assessed for impairment annually or more frequently if events or changes in circumstances indicate that the asset may be impaired. Impairment is assessed by comparing the carrying values of the indefinite-life intangible assets to their recoverable amounts. If the carrying values of the indefinite-life intangibles exceed their recoverable amounts, these assets are considered impaired, and a charge for impairment is recognized in our Consolidated Statements of Operations. The fair value of intangible assets is determined using various valuation models, which require management to make certain judgments and assumptions that could affect the fair value estimates and result in impairment write-downs. In accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations, we have written down $6 million of intangibles and have recorded this charge in Discontinued Operations in 2012.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2012 81

As at December 31, 2012, our finite-life intangible assets had a carrying value of $634 million, which reflected the value of the field force and asset administration contracts acquired as part of the Clarica, CMG Asia, and Genworth EBG acquisitions, as well as software costs. Our indefinite-life intangible assets had a carrying value of $228 million as at December 31, 2012. The value of the indefinite-life intangible assets reflected fund management contracts.

Income Taxes

Income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. Deferred income tax is provided using the liability method. Our provision for income taxes is calculated based on the tax rates and tax laws that have been enacted or substantially enacted by the end of the reporting period. The determination of the required provision for current and deferred income taxes requires that we interpret tax legislation in the jurisdictions in which we operate and that we make assumptions about the expected timing of realization of deferred income tax assets and liabilities. To the extent that our interpretations differ from those of tax authorities or the timing of realization is not as expected, the provision for income taxes may increase or decrease in future periods to reflect actual experience. The amount of any increase or decrease cannot be reasonably estimated.

Deferred income tax assets are recognized for all deductible temporary differences, carry forward of unused tax losses and unused tax credits to the extent that it is probable that taxable profit will be available against which the temporary differences, unused tax losses and unused tax credits can be utilized. At each reporting period, we assess all available evidence, both positive and negative, to determine the amount of deferred income tax assets to be recorded. If it is probable that the benefit of tax losses and tax deductions will not be realized, a deferred income tax asset is not recognized. The assessment requires significant estimates and judgment about future events based on the information available at the reporting date.

From time to time, local governments in countries in which we operate enact changes to statutory corporate income tax rates. These changes require us to review and re-measure our deferred tax assets and liabilities as of the date of enactment. As of December 31, 2012, our net deferred tax asset in the Consolidated Statements of Financial Position was $1.0 billion, primarily in the U.S. and Canada. Any future tax rate reductions in jurisdictions where we carry a net deferred tax asset, could result in a reduction in the carrying value of the deferred tax asset and a corresponding income tax expense at the time of substantial enactment of a rate reduction.

Pension Plans and Other Post-Retirement Benefits

The Company offers defined benefit pension plans and defined contribution plans for eligible employees. Since January 1, 2009, all new employees in Canada participate in a defined contribution plan, while existing employees continue to accrue future benefits in the prior defined benefit plan. In general, all of our material defined benefit plans worldwide are closed to new entrants and defined contribution plans are provided to new hires. Our defined benefit pension plans offer benefits based on length of service and final average earnings and certain plans offer some indexation of benefits. In addition, in some countries we provide certain post-retirement medical, dental and life insurance benefits to eligible qualifying employees and their dependents upon meeting certain requirements.

Due to the long-term nature of these plans, the calculation of benefit expenses and accrued benefit obligations depends on various assumptions, including discount rates, rates of compensation increases, medical cost rates, retirement ages, mortality rates and termination rates. Based upon consultation with external pension actuaries, management determines the assumptions used for these plans on an annual basis. The discount rate assumption used is based on the market yields, as at December 31, of corporate AA bonds that match the expected timing of benefit payments. The expected return on assets assumption for pension cost purposes is the weighted average of expected long-term asset return assumptions by asset class, and is selected from a range of possible future asset returns. Heath care cost calculations are based on long-term trend assumptions which may differ from actual results.

Actual experience may differ from the assumed rates, which would impact the pension benefit expenses and accrued benefit obligations in future years. Details of our pension and post-retirement benefit plans and the key assumptions used for these plans are included in Note 27 to our 2012 Consolidated Financial Statements.

Changes in Accounting Policies

Amended International Financial Reporting Standards Adopted in 2012

The following amendments to existing standards were issued by the IASB and adopted by us in the current year.

In October 2010, IFRS 7 Financial Instruments: Disclosures (“IFRS 7”) was amended to revise the disclosures related to transfers of financial assets. The revised disclosures will help users of financial statements evaluate the risk exposures relating to transfers of financial assets and the effect of those risks on an entity’s financial position and provide transparency in the reporting of these transactions, particularly those that involve securitization of financial assets. The adoption of these amendments did not have a material impact on our Consolidated Financial Statements.

In December 2010, IAS 12 Income Taxes was amended regarding deferred tax and the recovery of underlying assets. The amendments provide an approach for measuring deferred tax liabilities and deferred tax assets when investment properties are measured at fair value. These amendments were effective on January 1, 2012. The adoption of these amendments did not have a material impact on our Consolidated Financial Statements as these amendments are consistent with our current accounting policy.

Amended and New International Financial Reporting Standards to be Adopted in 2013

The following new standards and amendments to existing standards were issued by the IASB and are expected to be adopted by us in 2013.

In May 2011, IFRS 10 Consolidated Financial Statements (“IFRS 10”) was issued, which replaces the consolidation guidance in IAS 27 Consolidated and Separate Financial Statements (“IAS 27”) and SIC-12 Consolidation-Special Purpose Entities. It defines the principle of control, establishes control as the basis for determining which entities are consolidated, and sets out the requirements for the preparation of

82 Sun Life Financial Inc. Annual Report 2012	Management’s Discussion and Analysis

consolidated financial statements. Under the standard, an investor controls an investee when it has power over the investee, exposure or rights to variable returns from its involvement with the investee, and the ability to use its power over the investee to affect the amount of the investor’s returns. IFRS 10 is effective for annual periods beginning on or after January 1, 2013.

We are currently assessing the impact that this standard may have on our Consolidated Financial Statements. We have not yet concluded on how IFRS 10 should be applied to the mutual funds within our segregated funds. Specific issues under discussion and interpretation internationally related to segregated funds include how to assess variable returns, how the level of legal segregation of a segregated fund would influence the consolidation assessment, and the presentation of a segregated fund on the consolidated financial statements if it is concluded that a fund should be consolidated. Since specific application issues are still being evaluated, we cannot reasonably estimate the impact, if any, that the adoption of this standard will have on our Consolidated Financial Statements in 2013.

In May 2011, IFRS 11 Joint Arrangements (“IFRS 11”) was issued which replaces IAS 31 Interests in Joint Ventures. It requires a party to a joint arrangement to determine the type of arrangement in which it is involved by assessing its rights and obligations from the arrangement. It eliminates the option to use the proportionate consolidation method for joint ventures and requires that the equity method be applied to account for our investment in these entities. This standard is effective for annual periods beginning on or after January 1, 2013. We do not expect the adoption of this standard to have a material impact on our Consolidated Financial Statements.

In May 2011, IFRS 12 Disclosure of Interests in Other Entities (“IFRS 12”) was issued, which applies to entities that have an interest in a subsidiary, a joint arrangement, an associate or an unconsolidated structured entity. IFRS 12 requires that an entity disclose information that enables users of financial statements to evaluate the nature of, and risks associated with, its interests in other entities and to evaluate the effects of those interests on its financial position, financial performance and cash flows. We will include these disclosures on our 2013 Consolidated Financial Statements.

In June 2012, the IASB issued Consolidated Financial Statements, Joint Arrangements and Disclosure of Interests in Other Entities: Transition Guidance (Amendments to IFRS 10, IFRS 11 and IFRS 12). The amendments clarify the transition guidance in IFRS 10 and provide transitional relief for IFRS 10, IFRS 11 and IFRS 12 by limiting the comparative information requirements to only the preceding comparative period and by removing certain disclosure requirements for the comparative periods from IFRS 12. The effective date of these amendments is January 1, 2013, consistent with IFRS 10, 11 and 12 and we will apply these amendments when we adopt those standards in 2013.

As a result of the issuance of IFRS 10, IFRS 11 and IFRS 12, both the current IAS 27 and IAS 28 Investments in Associates (“IAS 28”) were amended. The requirements related to separate financial statements will remain in IAS 27 while the requirements related to consolidated financial statements are replaced by IFRS 10. The disclosure requirements currently in IAS 28 are replaced with IFRS 12. The amendments are effective for annual periods beginning on or after January 1, 2013.The amendments to IAS 27 and IAS 28 are not expected to have a material impact on our Consolidated Financial Statements.

In May 2011, IFRS 13 Fair Value Measurement was issued (“IFRS 13”). IFRS 13 defines fair value and sets out a single framework for measuring fair value when fair value is required by other IFRS standards. It also requires disclosures about fair value measurements and expands fair value disclosures to include non-financial assets. This standard is effective for quarterly and annual periods beginning on or after January 1, 2013. The adoption of IFRS 13 will result in additional disclosures but is not expected to have a material impact on our Consolidated Financial Statements.

In June 2011, IAS 19 Employee Benefits was amended. Under the amended standard, actuarial gains and losses will no longer be deferred or recognized in profit or loss, but will be recognized immediately in other comprehensive income. Past service costs will be recognized in the period of a plan amendment and the annual expense for a funded plan will include net interest expense or income using the discount rate applied to the net defined benefit asset or liability. The amendments also require changes to the presentation in the Consolidated Financial Statements and enhanced disclosures for defined benefit plans. This amended standard is effective for annual periods beginning on or after January 1, 2013. The impact of adoption on January 1, 2013 will decrease retained earnings and OCI by $28 million and $182 million respectively in our Consolidated Financial Statements.

In June 2011, IAS 1 Presentation of Financial Statements was amended regarding the presentation of items in OCI. The amendments require separate presentation within OCI of items that are potentially reclassifiable to profit or loss subsequently and those that will not be reclassified to profit or loss. The amendments are effective for annual periods beginning on or after July 1, 2012. We will include these presentation amendments on our 2013 Consolidated Financial Statements.

In December 2011, amendments to IFRS 7 were issued which require additional disclosures about the effects of offsetting financial assets and financial liabilities and related arrangements. The new disclosures will require entities to disclose gross amounts subject to rights of set off, amounts set off, and the related net credit exposure. The disclosures are intended to help investors understand the effect or potential effect of offsetting arrangements on a company’s financial position. The new disclosures are effective for annual periods beginning on or after January 1, 2013. We do not expect the adoption of these amendments to have a significant impact on our Consolidated Financial Statements.

In May 2012, the IASB issued Annual Improvements 2009-2011 Cycle, which includes amendments to five IFRSs. The annual improvements process is used to make necessary but non-urgent changes to IFRS that are not included as part of any other project. The amendments clarify guidance and wording or make relatively minor amendments to the standards that address unintended consequences, conflicts or oversights. The amendments issued as part of this cycle must be applied retrospectively and are effective for annual periods beginning on or after January 1, 2013. We do not expect the adoption of these amendments to have a significant impact on our Consolidated Financial Statements.

Amended and New International Financial Reporting Standards to be Adopted in 2014 or Later

The following new standards and amendments to existing standards were issued by the IASB and are expected to be adopted by us in 2014 or later.

In December 2011, amendments to IAS 32 Financial Instruments: Presentation were issued to clarify the existing requirements for offsetting financial assets and financial liabilities. The amendments are effective for annual periods beginning on or after January 1, 2014. We are currently assessing the impact the adoption of these amendments will have on our Consolidated Financial Statements.

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In November 2009, IFRS 9 Financial Instruments (“IFRS 9”) was issued and subsequently amended in October 2010. The current IFRS 9, which addresses the classification and measurement of financial assets and liabilities, is the first phase of the project to replace IAS 39 Financial Instruments: Recognition and Measurement. It requires financial assets to be measured at fair value or amortized cost on the basis of their contractual cash flow characteristics and the entity’s business model for managing the assets. It also changes the accounting for financial liabilities measured using the fair value option. In December 2011, the effective date was deferred to January 1, 2015.The December amendments also provide relief from the requirements to restate comparative financial statements. We are currently monitoring the continuing IASB developments and changes relating to this standard and assessing the impact of the adoption of this standard may have on our Consolidated Financial Statements.

In October 2012, Investment Entities (Amendments to IFRS 10, IFRS 12 and IAS 27) was issued. The amendments apply to investment entities, which are entities that evaluate the performance of their investments on a fair value basis and whose business purpose is to invest funds solely for returns from capital appreciation, investment income or both. The amendments provide an exemption to the consolidation requirements in IFRS 10 for investment entities and require investment entities to measure certain subsidiaries at fair value through profit or loss rather than consolidate them. The amendments are effective from January 1, 2014 with early adoption permitted. The exemption from consolidation for investment entities is not retained by a non-investment entity parent, and as a result, we do not expect the adoption of this standard to have an impact on our Consolidated Financial Statements.

Disclosure Controls and Procedures

The Company has established disclosure controls and procedures that are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s CEO, Executive Vice-President and CFO and Executive Vice-President, Corporate Development and General Counsel, on a timely basis so that appropriate decisions can be made regarding public disclosure.

An evaluation of the effectiveness of our disclosure controls and procedures, as defined under rules adopted by the Canadian securities regulatory authorities and the SEC, as of December 31, 2012, was carried out under the supervision of and with the participation of the Company’s management, including the CEO and the CFO. Based on our evaluation, the CEO and the CFO concluded that the design and operation of these disclosure controls and procedures were effective as of December 31, 2012.

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of our financial statements in accordance with IFRS.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

We conducted an assessment of the effectiveness of our internal control over financial reporting, as of December 31, 2012, based on the framework and criteria established in Internal Control-Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that assessment, we have concluded that our internal control over financial reporting was effective as of December 31, 2012.

Our internal control over financial reporting, as of December 31, 2012, has been audited by Deloitte LLP, the Company’s Independent Registered Chartered Accountants, who also audited our Consolidated Financial Statements for the year ended December 31, 2012. As stated in the Report of Independent Registered Chartered Accountants, they have expressed an unqualified opinion on our internal control over financial reporting as of December 31, 2012.

Changes in Internal Control over Financial Reporting

No changes were made in our internal control over financial reporting for the period beginning January 1, 2012, and ended December 31, 2012, that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

Legal and Regulatory Proceedings

SLF Inc. and its subsidiaries are regularly involved in legal actions, both as a defendant and as a plaintiff. In addition, government and regulatory bodies in Canada, the United States, the United Kingdom and Asia, including federal, provincial and state, securities and insurance regulators in Canada, the United States, the United Kingdom and other jurisdictions, the SEC, the United States Financial Industry Regulatory Authority and state attorney generals in the United States, from time to time, make inquiries and require the production of information or conduct examinations or investigations concerning compliance by SLF Inc. and its subsidiaries with insurance, securities and other laws. Management does not believe that the conclusion of any current legal or regulatory matters, either individually or in the aggregate, will have a material adverse effect on the Company’s financial condition or results of operations.

84 Sun Life Financial Inc. Annual Report 2012	Management’s Discussion and Analysis